As filed with the Securities and Exchange Commission on June 20, 1996

                                             Registration No. 33-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ___________________

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                               ___________________

                             Superior Services, Inc.
             (Exact name of registrant as specified in its charter)

           Wisconsin                   4953                 39-1733405
           (State of            (Primary Standard        (I.R.S. Employer
        incorporation)              Industrial          Identification No.)
                               Classification Code
                                     Number)

                      10150 West National Avenue, Suite 350
                           West Allis, Wisconsin 53227
                                 (414) 328-2800
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                             _______________________

                               Peter J. Ruud, Esq.
                  Vice President, General Counsel and Secretary
                             Superior Services, Inc.
                      10150 West National Avenue, Suite 350
                           West Allis, Wisconsin 53227
                                 (414) 328-2800
                            Facsimile (414) 328-2899
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ________________________

                                    Copy to:
                              Steven R. Barth, Esq
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 297-5662
                           Facsimile:  (414) 297-4998

        Approximate date of commencement of proposed sale to the public:
                  As soon as practicable after the effective date
                         of this Registration Statement.

        If the securities being registered on this Form are offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box [_]

                         CALCULATION OF REGISTRATION FEE

                                       Proposed     Proposed
       Title of Each                   Maximum      Maximum
         Class of         Amount       Offering    Aggregate     Amount of
     Securities to be      to be      Price per     Offering   Registration
        Registered      Registered     Share(1)     Price(1)      Fee(2)

    Common Stock,
    $.01 par value  .    2,500,000      $17.125     $42,812,500    $11,987

   (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and based on the average high and low sales prices of the Common Stock reported by the Nasdaq National Marked on June 19, 1996.
   (2) On January 11, 1996, in connection with the filing of its Form S-1 Registration Statement (Reg. No. 333-240), the Company paid a filing fee of $18,966 based upon a Proposed Maximum Aggregate Offering Price of $55,000,000. Because the total dollar amount of such offering totaled only $46,948,750, $2,776 of the Registration Fee is being carried forward to this Registration Statement.
                             ______________________

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
   Securities Act of 1933, check the following box.    [X]
                            _________________________

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             SUPERIOR SERVICES, INC.

         Cross Reference Sheet Pursuant to Item 501(b) of Regulation S-K Showing the Location in the Prospectus of Information Required
                               by Items in Form S-4

                                                     Caption or Location
          Pursuant to Item Number in Form S-4            in Prospectus

     1.  Forepart of the Registration
          Statement and Outside Front Cover
          Page of Prospectus . . . . . . . . .  Outside Front Cover Page

     2.  Inside Front and Outside Back Cover
          Pages of Prospectus  . . . . . . . .  Inside Front Cover Page;
                                                  Back Cover Page
     3.  Risk Factors, Ratio of Earnings to
          Fixed Charges and Other Information   Risk Factors

     4.  Terms of the Transaction  . . . . . .  *

     5.  Pro Forma Financial Information . . .  *

     6.  Material Contracts with Company Being
          Acquired . . . . . . . . . . . . . .  *

     7.  Additional Information Required for
          Reoffering by Persons and Parties
          Deemed to be Underwriters  . . . . .  *

     8.  Interests of Named Experts and
          Counsel  . . . . . . . . . . . . . .  Validity of Securities;
                                                Experts
     9.  Disclosure of Commission Position on
          Indemnification for Securities Act    Not Applicable
          Liabilities  . . . . . . . . . . . .

    10.  Information with Respect to S-3
          Registrants  . . . . . . . . . . . .  Not Applicable

    11.  Incorporation of Certain Information
          by Reference . . . . . . . . . . . .  Not Applicable

    12.  Information with Respect to S-2 or
          S-3 Registrants  . . . . . . . . . .  Not Applicable

    13.  Incorporation of Certain Information
          by Reference . . . . . . . . . . . .  Not Applicable

    14.  Information with Respect to
          Registrants Other Than S-3 or S-2
          Registrants  . . . . . . . . . . . .  Outside Front Cover Page of
                                                Prospectus; The Company;
                                                Risk Factors; Price Range of
                                                Common Stock; Dividend
                                                Policy; Selected Consolidated
                                                Financial and Operating Data;
                                                Management's Discussion and
                                                Analysis of Financial
                                                Condition and Results of
                                                Operations; Business;
                                                Management; Description of
                                                Capital Stock; Outstanding
                                                Securities Covered by this
                                                Prospectus; Available
                                                Information; Financial
                                                Statements

    15.  Information with Respect to S-3
          Companies  . . . . . . . . . . . . .  Not Applicable

    16.  Information with Respect to S-2 or
          S-3 Companies  . . . . . . . . . . .  Not Applicable

    17.  Information with Respect to Companies
          other than S-3 or S-2 Companies  . .  Not Applicable

    18.  Information if Proxies, Consents or
          Authorizations are to be Solicited .  Not Applicable

    19.  Information if Proxies, Consents or
          Authorizations are not to be
          Solicited or in an Exchange Offer  .  Not Applicable
    _______________

     * Inapplicable in connection with the filing of this Registration Statement. Information, however, may be included in subsequent post-effective amendments filed under certain circumstances pursuant to General Instruction H of Form S-4 or in one or more prospectus supplements, filed pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended.

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                                2,500,000 SHARES        Subject to Completion
                                                                June 20, 1996



                                     [Logo]



                                  COMMON STOCK



                              ____________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-
        MISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              ____________________


             This Prospectus covers 2,500,000 shares of common stock, $.01 par value ("Common Stock"), which may be offered and issued by Superior Services, Inc. (the "Company") from time to time in connection with the acquisition, directly or indirectly, by the Company of various businesses or properties, or interests therein. It is expected that the terms of acquisitions involving the issuance of Common Stock covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses or properties to be merged with or acquired by the Company, and that the shares of Common Stock issued will be valued at prices reasonably related to market prices which are current either at the time a merger or acquisition is agreed upon or at or about the time of delivery of such shares. No underwriting discounts or commissions will be paid, although finder's fees may be paid from time to time with respect to specific mergers or acquisitions. Any person receiving any such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

             With the written consent of the Company, this Prospectus, as amended or supplemented if appropriate, has also been prepared for use by persons who have received or will receive, from the Company, Common Stock covered by this Prospectus in connection with acquisitions and who may wish to sell such stock under circumstances requiring or making desirable its use. See "Outstanding Securities Covered by this Prospectus" for information relating to resales pursuant to this Prospectus of shares of Common Stock issued under the Registration Statement.

             At June 1, 1996, the Company had 16,752,646 shares of Common Stock outstanding. These shares are listed on the Nasdaq National Market ("NASDAQ"). The shares offered hereby have been approved for quotation on NASDAQ. On June 19, 1996, the last sale price of the Common Stock on NASDAQ was $16-3/4 per share.

             All expenses of this offering will be paid by the Company.

             The term "Company" refers to Superior Services, Inc., a Wisconsin corporation and its subsidiaries, affiliates and predecessors, unless the context requires otherwise. The executive offices of the Company are located at 10150 West National Avenue, Suite 350, West Allis, Wisconsin 53227. The telephone number is (414) 328-2800.



               The date of this Prospectus is ____________, 1996.

                                   THE COMPANY

             Superior is a regional integrated solid waste services company providing solid waste collection, transfer, recycling and disposal services to customers primarily in Wisconsin and also in parts of Minnesota, Illinois, Michigan and Iowa. The Company believes it is the second largest provider of solid waste services in Wisconsin based on its
   estimates of competitive collection and disposal revenues.   The Company
   serves over 200,000 residential, commercial and industrial customers.

             As of June 1, 1996, Superior's solid waste operations consisted of five Company-owned solid waste landfills, three managed third party landfills, 21 solid waste collection operations, ten recycling facilities and six solid waste transfer stations. As of March 31, 1996, the Company had 7.2 million total cubic yards of remaining disposal capacity currently permitted at its Company-owned landfills and 33.3 million total cubic yards of potential additional disposal capacity in various stages of permitting. The Company's operating strategy emphasizes the integration of its solid waste collection and disposal operations and the internalization of waste collected. During 1995, approximately 83% of the solid waste collected by the Company was delivered for disposal at its own landfills. The Company also provides other integrated waste services, most of which are project-based, and many provide additional waste volumes to the Company's landfills and recycling facilities. These other integrated waste services include the remediation and disposal of contaminated soils and similar materials; wastewater biosolids management; full container consumer product recycling; and temporary storage and transportation of special and hazardous waste, including household hazardous waste. Revenues from the Company's hazardous waste management services represented less than 5% of the Company's total revenues in 1995.

             Superior's objective is to be one of the largest and most profitable fully integrated providers of solid waste collection and disposal services in each market it serves. The Company's strategy to achieve this objective is to (i) continue to expand its markets through the acquisition of other solid waste businesses; (ii) pursue internal growth opportunities in its current markets; and (iii) achieve continuing operating improvements in its business. The Company's acquisition plan focuses on "tuck-in" acquisitions in its existing markets and "hub and spoke" acquisitions in new markets. Since February 1993 through June 1, 1996, the Company has acquired and retained 22 solid waste businesses, including three solid waste landfills and 19 solid waste collection operations. Superior plans to expand into contiguous markets through the opening of additional transfer stations in 1996 and, in response to market demand, is continuing to emphasize its recycling services.

             Superior was formed in July 1992 to consolidate three groups of independent waste services companies, each of which had operated for over 25 years. The consolidation was completed in February 1993 and included a number of non-waste related service businesses. Following a management change, in September 1994, Superior realigned its operations to focus on its core solid waste business and improve the Company's financial performance and shareholder value ("Realignment"). Implementation of the Realignment resulted in the Company recognizing a $5.7 million after-tax charge to net income in 1994. Since implementation of the Realignment through December 31, 1995, Superior discontinued certain non-core operations; realized $8.4 million of proceeds from the sale of under utilized assets, non-core businesses and non-profitable solid waste operations; reduced its total debt by $20.9 million, or 47.1%, as of December 31, 1995; and reduced its workforce by approximately 20%. The Company believes that the Realignment, which is now complete, allowed Superior to improve significantly its operating profitability in 1995 and has positioned the Company to pursue successfully additional expansion opportunities.

             On March 13, 1996, the Company completed the initial public offering of a total of 4,082,500 shares of its Common Stock, of which 3,532,500 shares were sold by the Company and 550,000 shares were sold by certain shareholders of the Company. With the net proceeds to the Company from the offering of approximately $37.2 million, approximately
   $17.1 million was used to further reduce the Company's outstanding indebtedness, with the remainder reserved for use for general corporate purposes, including potential future acquisitions, capital expenditures and working capital.

                                  RISK FACTORS

             In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.
   Certain matters discussed in this Prospectus are foward-looking statements that involve risks and uncertainties. Forward-looking statements include the information concerning possible or future results of operations of the Company set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business". To that extent, the Company claims the protection of the disclosure liability safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that the following important Risk Factors, in addition to those discussed elsewhere herein, could affect the future results of the Company and cause those results to differ materially from those expressed in such forward-looking statements.

             Limited Operating History; Ability to Manage Potential Growth. The Company began operations as a consolidated entity in February 1993 upon completion of the consolidation ("Consolidation") of three groups of independent waste companies (collectively, "Consolidated Group"), which included a number of non-waste related service businesses. Following a management change in September 1994, the Company implemented the Realignment. There is a limited operating history of the Company since the Consolidation and particularly after the Realignment. In particular, the current management team of the Company may not be able to continue to realize the operating and financial improvements which resulted from the Realignment at the same rates as realized through December 31, 1995 or be able to implement and manage effectively the Company's growth strategies. If the Company is successful in acquiring additional businesses as contemplated by its growth strategy, it may experience a period of rapid growth and expansion which could place significant additional demands on the Company's management, personnel, resources and management information systems. The failure by the Company's management team to manage this potential growth effectively would be likely to have an adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business-Strategy" and "Management."

             Availability and Integration of Potential Future Acquisitions. Superior's strategy envisions that a substantial part of its future growth will come from acquiring and integrating independent solid waste collection, transfer and disposal operations. There can be no assurance that the Company will be able to identify suitable acquisition candidates or, if identified, negotiate successfully their acquisition. If the Company is successful in identifying and negotiating suitable acquisitions, there can be no assurance that any debt or equity financing necessary to complete the acquisition can be arranged on terms satisfactory to the Company or that any such financing will not significantly increase the Company's leverage or result in additional dilution to existing shareholders. See "Potential Inability to Finance the Company's Potential Growth" below. Moreover, there can be no assurance that the Company will be able to integrate successfully any acquired business, or manage or improve the operating or administrative efficiencies or productivity of any acquired business. Failure by the Company to implement successfully its acquisition strategy will limit the Company's growth potential. See "Business-Strategy."

             The recent consolidation and integration activity in the solid waste industry, as well as the difficulties, uncertainties and expense relating to the development and permitting of solid waste landfills and transfer stations, has increased competition for the acquisition of existing solid waste collection, transfer and disposal operations. Increased competition for acquisition candidates may result in fewer acquisition opportunities being made available to the Company as well as less advantageous acquisition terms, including particularly increased purchase prices. These circumstances may increase acquisition costs to levels beyond the Company's financial capability or pricing parameters or which, as to acquisitions made by the Company, may have an adverse effect on the Company's results of operations. Many of the Company's competitors for acquisitions are larger, better known companies with significantly greater resources than the Company. The Company also believes that a significant factor in its ability to consummate acquisitions will be the relative attractiveness of its Common Stock as an investment instrument to potential acquisition candidates. This attractiveness may, in large part, be dependent upon the relative market price and capital appreciation prospects of the Common Stock compared to the equity securities of the Company's competitors. See "Recent Public Offering; Possible Stock Price Volatility" below and "Price Range of Common Stock."

             Restrictions on Landfill Expansion. As of May 31, 1996, the estimated total remaining permitted disposal capacity of the Company's five Company-owned landfills was 7.2 million cubic yards, with
   33.3 million cubic yards of potential additional disposal capacity in various stages of permitting. See "Business-Current Operations; Solid Waste Landfill Disposal." As its landfills approach capacity, Superior will need to obtain permits to expand, obtain additional disposal capacity or dispose of its collected waste at landfills owned by others. The permitting process for landfill expansion is lengthy, difficult, expensive and subject to substantial uncertainty. Even when granted, final permits are often not approved until the landfill's remaining disposal capacity is very low. Additionally, as a result of the significant additional disposal volumes currently being received at the Company's Emerald Park and Glacier Ridge landfills as a result of a recent disposal agreement, the Company will need to accelerate its efforts to obtain permits for additional disposal capacity at these landfills. Unlike many states, Wisconsin substantially limits the amount of disposal capacity at each landfill which may be permitted at any one time, rather than allowing large one-time permitted increases. There can be no assurance that the Company will be able to successfully add additional disposal capacity when needed or, if added, that such capacity can be added on satisfactory terms or at its landfills where expansion is most immediately needed. Failure to successfully add additional landfill capacity when and where needed could have a material adverse effect on the Company's results of operations and financial condition. See "Business-Regulation" and "-Current Operations; Solid Waste Landfill Disposal."

             Commodity Risk Upon Resale of Recyclables. One of the principal components of the Company's internal growth strategy is its commitment to provide recycling services to customers. The resale prices of, and demand for, recyclable waste products, particularly wastepaper, can be volatile and subject to changing market conditions. Accordingly, the Company's results of operations will be affected, and may be affected materially, by changing resale prices or demand for certain recyclable waste products, particularly wastepaper. These changes may also contribute to significant variability in the Company's period-to-period results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations; General; Certain Recent Material Events and Trends."

             Potential Inability to Finance the Company's Potential Growth. Superior anticipates that future business acquisitions will be financed principally through the issuance of Common Stock and/or the payment of cash, and possibly through the assumption of debt of the acquired business. If acquisition candidates are unwilling to accept Common Stock as part of the consideration for the sale of their business, the Company would be required to utilize more of its available cash resources or borrowings under its credit facilities in order to effect such acquisitions. To the extent that then available sources are insufficient to fund such requirements, the Company will require additional equity and/or debt financing in order to provide the cash to effect such acquisitions. Additionally, growth through the expansion of its existing or any newly acquired landfills, as well as the ongoing maintenance of its landfills, will require substantial capital expenditures. There can be no assurance that the Company will have sufficient existing capital resources or will be able to raise sufficient additional capital resources on terms satisfactory to the Company, if at all, in order to meet any or all of the foregoing capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

             Competition. The solid waste services industry is highly competitive, very fragmented and requires substantial labor and capital resources. Each of the markets in which the Company competes or will likely compete is served by one or more of the large national solid waste companies, as well as numerous regional and local solid waste companies of varying sizes and resources. Intense competition exists not only to provide services to customers but also to acquire other businesses within each market. The national solid waste companies and some of the large regional companies have significantly greater financial and other resources than the Company. From time to time, these or other competitors may reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract. These practices may either require the Company to reduce the pricing of its services or result in its loss of business. The Company provides substantially all of its residential collection services under municipal contracts. As is generally the case in the industry, these contracts are subject to periodic competitive bidding. There can be no assurance that the Company will be the successful bidder to obtain or retain these contracts. The Company's inability to compete with larger and better capitalized companies, or to replace a significant number of municipal contracts lost through the competitive bidding process with comparable contracts or other revenue sources within a reasonable time period, could have a material adverse effect on the Company's results of operations. See "Business-Competition."


             Geographic Concentration. As of May 31, 1996, the Company's operations and customers are currently located in Wisconsin, Northern Illinois, Northeast Iowa, the Upper Peninsula of Michigan and the Minneapolis-St. Paul, Minnesota metropolitan area. Therefore, the Company's results of operations are susceptible to downturns in the general economy in this geographic region. There can be no assurance that the Company will be able to complete a sufficient number of acquisitions in other markets to achieve geographic diversification. See "Business-Acquisition Program."

             Seasonality of Business. The Company's results of operations tend to vary seasonally, with the first quarter of the year typically generating the least amount of revenues, and with revenues higher in the second and third quarter, followed by a decline in the fourth quarter. This seasonality reflects the lower volume of waste generated and decreased revenues from project-based and other integrated waste services during the fall and winter months, as well as the operating difficulties experienced from the protracted periods of cold and inclement weather typically experienced during the winter in the Upper Midwest. Certain operating and other fixed costs remain relatively constant throughout the calendar year, resulting in a similar seasonality of operating income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations; Seasonality" and "-Results of Operations; Quarterly Results."

             Potential Write-off of Capitalized Expenditures. In accordance with generally accepted accounting principles, the Company capitalizes certain expenditures and advances directly associated with landfill expansion projects and pending acquisitions. Indirect costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred. The Company's policy is to charge against net income any unamortized capitalized expenditures and advances (net of any portion thereof that the Company estimates will be recoverable, through sale or otherwise) relating to any landfill that will be permanently closed, any pending acquisition that is not consummated and any landfill expansion project not completed successfully. There can be no assurance that the Company will not be required to incur a charge in the future against its net income in accordance with this policy. Any such charges against net income, if significant, would have a material adverse effect on the Company's results of operation and possibly its financial condition. At March 31, 1996, the Company had recorded $25.4 million of capitalized costs in connection with landfill expansions or development at its current sites, including $13.7 million for its five currently pending landfill expansion applications and $11.7 million of land acquisition costs for potential future development sites. As of March 31, 1996, the Company's largest single capitalized expenditure was $8.6 million for the purchase of land for future expansion adjacent to an existing landfill. See "Business-Current Operations; Solid Waste Landfill Disposal," "Management's Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations; General" and Note 5 of Notes to Consolidated Financial Statements.

             Government Regulation. The Company is subject to extensive and evolving environmental laws and regulations which have become increasingly stringent in recent years as a result of greater public interest in protecting the environment. These laws and regulations affect the Company's business in many ways, including in the ways set forth below and under "Business-Regulation," and will continue to impose substantial costs on the Company.

             In order to develop, operate and expand solid waste facilities, it is necessary to obtain and maintain in effect one or more licenses or permits as well as zoning, environmental and/or other land use approvals. These licenses or permits and approvals are difficult and time consuming to obtain and renew and are frequently subject to opposition by various elected officials or citizens groups. See "Business-Legal Proceedings." There can be no assurance that the Company will be successful in obtaining and maintaining in effect the permits and approvals required for the successful operation and growth of its business, and the failure by the Company to obtain or maintain in effect a permit or approval significant to its business would have a material adverse effect on the Company's result of operations and financial condition.

             The design, operation and closure of landfills is extensively regulated. These regulations include, among others, the regulations ("Subtitle D Regulations") establishing minimum federal requirements adopted by the United States Environmental Protection Agency ("EPA") in October 1991 under Subtitle D of the Resource Conservation and Recovery Act of 1976 ("RCRA"). Most states, including Wisconsin and Minnesota, maintained extensive landfill regulations which have been updated or replaced with new regulations consistent with, or more stringent than, the Subtitle D Regulations. Failure to comply with these regulations could require the Company to undertake investigatory or remedial activities, to curtail operations or to close a landfill temporarily or permanently. Future changes in these regulations may require the Company to modify, supplement or replace equipment or facilities at costs which may be substantial. The failure of regulatory agencies to enforce these regulations vigorously or consistently may give an advantage to competitors of the Company whose facilities do not comply with the Subtitle D Regulations or its state counterparts. The Company's ultimate financial obligations related to any failure to comply with these regulations could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

             In addition, Wisconsin and most other states and municipalities in which the Company operates or may operate have adopted laws or requirements which limit or ban certain categories of waste or mandate the disposal or recycling of local refuse. These recycling laws and requirements have the effect of reducing landfill disposal tonnage. The Company believes it experienced a decrease in continuing customer disposal volumes in 1995 due to the impact of Wisconsin's recycling requirements. See "Business-Regulation; State and Local Regulations" and "-Current Operations; Recycling Services."

             Companies in the solid waste services business, including the Company, are frequently subject in the normal course of business to judicial and administrative proceedings involving federal, state or local agencies or citizen groups. These governmental agencies may seek to impose fines or penalties on the Company or to revoke or deny renewal of the Company's operating permits or licenses for violations or alleged violations of environmental laws or regulations or require that the Company make expenditures to remediate potential environmental problems relating to waste disposed of or stored by the Company or its predecessors, or resulting from its or its predecessors' transportation and collection operations. Any adverse outcome in these proceedings could have a material adverse effect on the Company's financial condition or results of operations and may subject the Company to adverse publicity. Two of the Company's subsidiaries have been named as defendants in a suit commenced by a group of residents living in the vicinity of a closed landfill to which the subsidiaries allegedly transported industrial waste for third party generators in the 1970s. The suit alleges that private drinking water wells have been contaminated by the release of pollutants from the site. The Company may also be subject to actions brought by individuals or community groups in connection with the permitting or licensing of its operations, any alleged violation of such permits or licenses or other matters. See "Potential Environmental Liability" below and "Business-Legal Proceedings."

             Potential Environmental Liability. The Company is subject to liability for any environmental damage that its solid waste facilities or hazardous waste transfer and temporary storage facility ("TSF") may cause to neighboring landowners, particularly as a result of the contamination of drinking water sources or soil, including damage resulting from conditions existing prior to the Consolidation or the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors. Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition and results of operations. See "Business-Regulation."

             The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("Superfund" or "CERCLA"), imposes strict, joint and several liability on the present owners and operators of facilities from which a release of hazardous substances into the environment has occurred, as well as any party that owned or operated the facility at the time of disposal of the hazardous substances regardless of when the hazardous substance was first detected. Similar liability is imposed upon the generators of waste which contains hazardous substances and hazardous substance transporters that select the treatment, storage or disposal site. All such persons, who are referred to as potentially responsible parties ("PRPs"), generally are jointly and severally liable for the expense of waste site investigation, waste site cleanup costs and natural resource damages, regardless of whether they exercised due care and complied with all relevant laws and regulations. These costs can be very substantial. Furthermore, such liability can be based upon the existence of even very small amounts of the more than 700 "hazardous substances" listed by the EPA and is not limited to the disposal of "hazardous wastes," as statutorily defined. It is likely that hazardous substances have in the past come to be located in landfills with which the Company has been associated as an owner or operator. Moreover, the Comp-any's solid waste collection operations may have transported hazardous substances in the past and may do so inadvertently on occasion in the future. Additionally, the Company temporarily holds at its TSF and transports to third party disposal facilities certain types of hazardous wastes. If any of these sites or operations ever experience environmental problems, the Company could be subject to substantial liability which could have a material adverse effect on its financial condition and results of operations. See "Business-Regulation."

             With respect to each business that Superior acquires, there may be liabilities that it fails or is unable to discover, including liabilities arising from noncompliance with environmental laws by prior owners, and for which the Company, as a successor owner, may be legally responsible. Representations, warranties and indemnities from the sellers of such businesses, if obtained and if legally enforceable, may not cover fully the resulting environmental liabilities due to their limited scope, amount or duration, the financial limitations of the warrantor or indemnitor or other reasons. Certain environmental liabilities, even though expressly not assumed by the Company, may nonetheless be imposed on the Company under certain legal theories of successor liability, including particularly under CERCLA. See "Business-Acquisition Program."

             In connection with the Consolidation, the former shareholders of the Consolidated Group agreed to indemnify the Company for certain varying periods of time against certain known and unknown potential liabilities relating to members of the Consolidated Group. Certain of such indemnification obligations may have expired (particularly with respect to environmental liabilities of the members of the Consolidated Group which were not knowingly misrepresented at the time of the Consolidation). It is possible that, if environmental liabilities respecting the members of the Consolidated Group which were not knowingly misrepresented at the time of the Consolidation subsequently become known, the Company may not be able to seek indemnification from the former shareholders against such liabilities. Any such unindemnified liabilities may have a material adverse effect on the Company's results of operations and financial condition.

             Two of the Company's subsidiaries have been identified as PRPs as a result of their use, prior to the Consolidation, of a closed landfill which has been identified to have caused groundwater contamination. As of May 31, 1996, the total cost for the investigation of environmental conditions at the site and remedial action at this landfill was approximately $2 million and the WDNR has estimated that the total costs of future phases of remediation at the site will be approximately
   $4 million. The PRPs have not agreed to the plan for final remedial action nor have the Company's subsidiaries negotiated their allocable share of the cost of interim or final remedial action with the other PRPs. The Company's subsidiaries' allocable share of these costs cannot now be reasonably estimated. The Company has not established specific financial reserves for potential costs related to this remediation which may exceed the amounts against which the Company has been indemnified by the former shareholders. There can be no assurance that the Company's ultimate financial obligations related to this remediation will not have a material adverse effect on the Company's results of operations and financial condition. See "Business-Legal Proceedings."

             In connection with its acquisition of the Superior Glacier Ridge landfill in March 1993, the Company was required by the sellers to accept the transfer of an adjacent closed landfill listed on the EPA's National Priority List ("NPL"). See "Business-Regulation." As of May 31, 1996, the estimated one-time total cost for remedial action at this landfill was $107,000, together with estimated annual operating, maintenance and monitoring costs of $90,000 for a possible period of up to 30 years or longer. If the recommended remedial action does not result in a decrease in groundwater contamination, additional and more aggressive and costly remediation may be required by the Wisconsin Department of Natural Resources ("WDNR"). There can be no assurance that the Company's ultimate remediation costs will not exceed the amounts otherwise indemnified by the sellers or the Company's financial reserves, which could have a material adverse effect on the Company's results of operations and financial condition. See "Business-Legal Proceedings."

             Potential Inadequacy of Accruals For Closure and Post-Closure Costs. The Company has material financial obligations relating to closure and post-closure costs of disposal facilities it operates. While the precise amounts of these future obligations cannot be determined, at May 31, 1996, the Company estimated the total costs (on a current dollar as opposed to a discounted present value basis) to be approximately
   $32 million for final closure of its operating facilities plus post-closure monitoring costs pursuant to applicable regulations (generally for a term of 30 to 40 years after final closure). At March 31, 1996, the Company had accrued $20.7 million for such projected post-closure costs. The Company will provide additional accruals based on engineering estimates of consumption of permitted landfill airspace over the useful lives of its landfills. There can be no assurance that the Company's ultimate financial obligations for actual closing or post-closing costs will not exceed the amount then accrued and reserved or amounts otherwise receivable pursuant to insurance policies or trust funds. Such a circumstance could have a material adverse effect on the Company's financial condition and results of operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" and Note 2 of Notes to Consolidated Financial State-ments.

             Potential Uninsured Risks. The Company's limited environmental impairment liability insurance does not cover liabilities associated with any environmental cleanup or remediation on the Company's own sites. As a result, a partially or completely uninsured claim against the Company, if successful and of sufficient magnitude, could have a material adverse effect on the Company's results of operations and financial condition. Any future difficulty in obtaining insurance could also impair the Company's ability to secure future contracts conditioned upon the contractor having adequate insurance coverage. See "Business-Risk Management, Insurance and Performance Bonds."

             Municipal solid waste collection contracts typically require performance bonds or other means of financial assurance to secure contractual performance. If the Company were unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, it may be precluded from entering into additional municipal solid waste collection contracts or obtaining or retaining landfill operating permits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

             Dependence on Management. The Company is highly dependent upon the services of the members of its senior management team, the loss of any of whom may have an adverse effect on the Company. Other than a "key-man" life insurance policy on the life of its President and Chief Executive Officer, G. William Dietrich, the Company does not maintain key-man life insurance on any other executive officers. Additionally, certain favorable terms of the Company's recently amended bank revolving credit agreement are dependent upon the continuing employment by the Company of its Chief Executive Officer and Chief Financial Officer. See "Management-Executive Officers and Directors."

             Control by Management. As of May 31, 1996, executive officers and directors of the Company as a group beneficially owned approximately 44.4% of the outstanding Common Stock. As a result, these existing shareholders, if acting together, will be able to influence significantly the election of individuals to the Board of Directors and the outcome of other matters submitted for shareholder consideration.

             Potential Anti-Takeover Provisions. The Company's Restated Articles of Incorporation ("Restated Articles") and Restated By-Laws contain provisions that, among other things, provide for staggered terms for members of the Company's Board of Directors, place certain restrictions on the removal of directors, authorize the Board of Directors to issue undesignated preferred stock in one or more series without shareholder approval, incorporate the limits of the Wisconsin Business Corporation Law ("WBCL") on certain types of business combinations, establish certain procedures to call a special meeting of shareholders, require advance notice for director nominations and certain other matters to be considered at meetings of shareholders and impose super majority voting requirements on certain amendments to the Restated Articles and By-Laws. These provisions could have the effect of delaying, deferring or preventing a change in control, or the removal of the Board of Directors or existing management, of the Company. See "Description of Capital Stock-Restated Articles of Incorporation and Restated By-Laws of the Company."

             As described under "Description of Capital Stock-Certain Statutory and Other Provisions," the WBCL contains several statutory provisions which could also have the effect of discouraging non-negotiated takeover proposals for the Company or impeding a business combination between the Company and a major shareholder of the Company. Such provisions as they relate to the Company include (i) limiting the voting power of certain shares which are held by a person in excess of 20% of the Company's voting power to 10% of the full voting power of such excess shares; (ii) requiring a supermajority vote of shareholders, in addition to any vote otherwise required, to approve certain business combinations not meeting certain adequacy of price standards; (iii) prohibiting certain business combinations between the Company and a major shareholder for a period of three years, unless such acquisition has been approved by the Company's Board of Directors prior to the time such major shareholder became a 10% beneficial owner of shares or under certain other circumstances; and (iv) limiting certain actions which can be taken by the Company while a takeover offer for the Company is being made or after a takeover offer for the Company has been publicly announced.

             Recent Public Offering; Possible Stock Price Volatility. The Company's Common Stock has been traded on NASDAQ only since the Company's initial public offering of 4,082,500 shares of its Common Stock (including 550,000 shares sold by certain shareholders of the Company) on March 8, 1996. Accordingly, there is a very limited trading history of the Common Stock and there can be no assurance that the future market price of the Common Stock will not be lower than the price at which the Common Stock is issued from time to time pursuant to this Prospectus. See "Price Range of Common Stock."

             The market price of the Common Stock may be subject to significant fluctuations in response to numerous factors, including variations in the annual or quarterly financial results of the Company or its competitors, changes by financial research analysts in their estimates of the earnings of the Company or other companies in the solid waste and environmental services industries, conditions in the economy in general or in the Company's industry in particular, unfavorable publicity or changes in applicable laws and regulations (or judicial or administrative interpretations thereof) affecting the Company or the solid waste industry.

             Shares Eligible for Future Sale; Subsequent Registrations.
   Subject to the limits on the Company shareholders who sold shares of Common Stock in the Company's initial public offering which prohibit such shareholders from selling or otherwise disposing of any of their remaining shares until December 3, 1996, after September 4, 1996 (the end of the 180-day period during which affiliates of the Company prior to the initial public offering are prohibited from selling any shares of Common Stock and non-affiliate shareholders who did not sell shares in the Company's initial public offering are each prohibited from selling more than 10% of their Common Stock holdings) approximately 5.5 million of the currently outstanding shares will be freely saleable in the public market and approximately 7.1 million shares will be eligible for resale in the public market under Rule 144 promulgated under the Securities Act. Three current holders of Common Stock have the right to require the Company at its expense on two occasions to register up to all of their 3,317,890 shares of Common Stock at any time beginning on September 4, 1996, and extending until such holders may publicly sell all of their Common Stock without registration under the Securities Act. Any shares issued to effect a business acquisition prior to September 4, 1996 would not be saleable in the public market by the recipient until September 4, 1996 without the consent of Alex. Brown & Sons Incorporated, the lead underwriter in the Company's initial public offering. Additionally, on or about September 4, 1996, the Company intends to file a registration statement under the Securities Act to register up to 2,548,313 shares issuable upon exercise of stock options or other awards granted or to be granted under its 1993 Incentive Stock Option Plan, 1996 Equity Incentive Plan and certain individual stock option agreements. After the filing of such registration statement and subject to certain restrictions under Rule 144, these shares will be freely saleable in the public market immediately following exercise of such options. See "Description of Capital Stock."

             No prediction can be made as to the effect, if any, of the offer and sale of additional shares of Common Stock, or the availability of additional shares for sale, on the market prices of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices of the Common Stock and the ability of the Company to raise equity capital in the future.

             Dilution. Purchasers of shares of Common Stock pursuant to this Prospectus may experience dilution as a result of additional shares of Common Stock being issued for potential future business acquisitions, as a result of the exercise of employee stock options or other purposes.

             No Dividends. The Company does not anticipate paying any cash dividends on its Common Stock for the foreseeable future. See "Dividend Policy."


                           PRICE RANGE OF COMMON STOCK

             The Company's Common Stock has traded on the NASDAQ National Market under the symbol "SUPR" since the Company's initial public offering on March 8, 1996. Prior to that time there was no public market for the Common Stock. The following table sets forth, for the periods indicated, the high and low last sale prices for the Common Stock as reported by NASDAQ.

                           1996                         High     Low

   First Quarter (through March 31, 1996)  . . . . . .  $15    $12-3/4
   Second Quarter (through June 19, 1996)  . . . . . .  $19    $13

             On June 19, 1996, the last sale price of the Common Stock as reported by NASDAQ was $16-3/4 per share. As of June 1, 1996, there were approximately 270 holders of record of the Common Stock.


                                 DIVIDEND POLICY

             The Company has never paid any cash dividends on its capital stock. The Company and its Board of Directors currently intend to retain any earnings for use in the operation and expansion of the Company's business and do not anticipate paying any cash dividends on the Common Stock for the foreseeable future. The Company's bank revolving credit agreement prohibits the payment of cash dividends without prior bank approval. See Note 6 of Notes to Consolidated Financial Statements.


               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

             The following table presents selected consolidated statement of operations, balance sheet and other operating data of the Company for the periods presented. The selected financial and operating data for the five years in the period ended December 31, 1995 were derived from the Company's consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The consolidated financial data for the quarters ended March 31, 1995 and 1996 are unaudited. In the opinion of management, the unaudited financial data included in this Prospectus were prepared on the same basis as the audited financial data and include all adjustments, consisting only of normal recurring adjustments necessary to present fairly the information set forth herein. The data for the quarters ended March 31, 1995 and 1996 are not necessarily indicative of the results to be expected for the full year or any other interim period. The selected consolidated financial data below should be read in conjunction with the Company's audited consolidated financial statements and notes thereto at December 31, 1994 and 1995 and for the three years in the period ended December 31, 1995 and the Company's unaudited interim financial statements for the quarters ended March 31, 1995 and 1996, included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                             Three Months ended
                                                  Years ended December 31,(1)                     March 31,
                                        1991       1992       1993        1994       1995      1995      1996
   Statement of Operations Data:                      (in thousands, except per share amounts)

    Revenues . . . . . . . . . . .    $ 32,046   $ 44,943   $ 67,304    $ 76,297   $ 92,592   $20,341   $22,315
    Cost of operations . . . . . .      19,522     28,430     39,262      46,417     49,133    11,259    12,378
    Selling, general and
     administrative expenses . . .       6,823      8,425     12,106      15,054     15,013     3,643     4,060
    Depreciation and amortization        3,114      4,131      6,180       9,488     12,704     2,776     3,432
                                        ------     ------     ------      ------     ------    ------    ------
    Operating income from
     continuing operations . . . .       2,587      3,957      9,756       5,338     15,742     2,663     2,445
    Interest expense . . . . . . .      (1,004)    (1,293)    (1,531)     (2,245)    (2,829)     (851)     (390)
    Other income . . . . . . . . .         267        165        228          27        610       423       268
                                        ------     ------     ------      ------     ------    ------    ------
    Income from continuing
     operations before income taxes      1,850      2,829      8,453       3,120     13,523     2,235     2,323
    Income taxes(2)  . . . . . . .         731      1,431      3,343       1,389      5,609       944       958
                                        ------     ------     ------      ------     ------   -------    ------
    Income from continuing
     operations(2) . . . . . . . .       1,119      1,398      5,110       1,731      7,914     1,291     1,365

    Income (loss) from discontinued
     operations, net of income
     tax(3)  . . . . . . . . . . .         342        108         56      (5,735)      (329)        5        --
                                        ------    -------     ------     -------    -------    ------    ------
    Net income (loss)(2) . . . . .    $  1,461   $  1,506   $  5,166    $ (4,004)  $  7,585   $ 1,296   $ 1,365
                                        ======     ======     ======      ======     ======    ======    ======
    Earnings per share from
     continuing operations(2)  . .    $   0.14   $   0.18   $   0.42    $   0.13   $   0.59   $   .09   $   .10
                                         =====      =====      =====       =====      =====    ======    ======
    Earnings (loss) per share(2) .    $   0.19   $   0.19   $   0.42    $  (0.30)  $   0.56   $   .09   $   .10
                                         =====      =====      =====       =====      =====    ======    ======
    Weighted average shares
     outstanding . . . . . . . . .       7,882      7,921     12,213      13,534     13,474    13,587    14,083

   Other Operating Data:
     EBITDA(4)                        $  5,701   $  8,088   $ 15,936    $ 14,826   $ 28,446  $  5,439   $ 5,877


                                                      December 31,
                                      1991        1992         1993      1994       1995    March 31, 1996
   Balance Sheet Data:                               (in thousands)

   Cash and cash equivalents       $   953     $   971     $   3,022  $  2,034  $   1,373       $18,875
   Working capital
    (deficiency) . . . . . .        (2,667)     (4,391)        8,906    12,818      4,710        24,803
   Property and equipment,
    net  . . . . . . . . . .        24,181      31,259        76,546    80,592     81,026        80,995
   Total assets  . . . . . .        36,860      47,273       116,398   126,785    122,763       141,080
   Long-term debt, net of
    current maturities . . .        10,802      10,382        27,388    35,794     20,168         1,952
   Total common shareholders'
    investment . . . . . . .         7,508       8,185        32,922    29,331     36,002        89,597

   _______________

   (1)  The Realignment in September 1994 involved the discontinuation or sale of certain underutilized assets, non-core businesses and non-profitable solid waste operations and was complete as of December 31, 1995. All financial data for periods ending prior to and on December 31, 1994 have been restated to reflect separately the results of discontinued
        operations resulting from the Realignment. See "Management's Discussion and Analysis of Financial Condition and Results
        of Operations-Discontinued Operations" and Note 3 of Notes to Consolidated Financial Statements.
   (2)  Substantially all of the Company's predecessors were S Corporations for federal and state income tax purposes through
        December 31, 1992. As a result, the responsibility for the Company's income taxes for 1991 and 1992 was passed through to its shareholders rather than being a corporate responsibility. Income taxes, income from continuing operations, net income and earnings per share for 1991 and 1992 reflect income tax expense on a pro forma basis as if the Company was a C corporation for such years.
   (3)  Includes estimated losses on disposition of discontinued operations, net of income taxes of $5,042,000 and $329,000 for
        1994 and 1995, respectively.
   (4)  EBITDA is defined as operating income from continuing operations, plus depreciation and amortization and is relevant to an understanding of the Company's performance because it reflects the Company's ability to generate cash flows sufficient to satisfy its debt service, capital expenditure and working capital requirements. EBITDA should not be considered an alternative to: (i) operating income (as determined in accordance with generally accepted accounting principles) as an indicator of the Company's operating performance or (ii) cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

   Overview

     History

        Superior was formed in July 1992 to effect the Consolidation. The Consolidation was completed in February 1993 and included a number of non-waste related service businesses. Following a management change, in Sep-tember 1994, the Company implemented the Realignment. The Realignment involved discontinuing and disposing of certain non-core businesses, underutilized assets and non-profitable solid waste operations; consoli-dating and reorganizing the Company's various operations; reducing its workforce; and improving the Company's financial performance and shareholder value. Implementation of the Realignment resulted in the Company recognizing a $5.7 million after-tax charge to net income in 1994.

        Since implementation of the Realignment in September 1994 through December 31, 1995, the Company took the following significant actions to focus its financial and human resources on its core solid waste business, improve its return on assets and redefine its identity, culture and mission:

        - Discontinued its construction business and sold substantially all of its related equipment primarily at public auctions in 1995 for sale proceeds of $4.3 million.

        - Discontinued its quarry wash plant operations and sold its remaining inventory of rock aggregate during 1995 for sale proceeds of $366,000.

        - Discontinued its biomedical waste collection, transportation and destruction operations and, in May 1996 sold the customer contracts and certain assets of these operations for $750,000.

        - Sold its non-profitable solid waste collection operations in Machesney Park, Illinois (a suburb of Rockford) and Peshtigo, Wisconsin (Northeastern Wisconsin) in December 1994 and February 1995, respectively, for combined sale proceeds of $2.4 million.

        -    Reduced its workforce by approximately 20%.

        - Reduced its total debt by $20.9 million, or 47.1%, as of December 31, 1995.

        - Improved the Company's organizational integration and operating efficiency and decentralized its operating management.

        - Reorganized its other integrated waste services group by changing the group's management; combining the group's divergent operations; aggressively marketing the group's project-based services which provide additional waste volumes to the Company's landfills and recycling facilities; and implementing an effective job costing system to improve the group's profitability.

        - Accelerated development of a more effective management information system.

        - Adopted a more focused return on investment approach to capital investment which resulted in proceeds of $1.3 million from the sale of non-productive assets.

        As a result of the Realignment, the Company's financial performance improved significantly in 1995 compared to 1994, including an improvement in operating expenses as a percentage of revenues to 53.1% from 60.9%; an improvement in selling, general and administrative expense as a percentage of revenues to 16.2% from 19.7%; and a 91.9% improvement in EBITDA. The Realignment is now complete. See Note 3 of Notes to Consolidated Financial Statements. As a result of the Realignment and the Company's resulting improved operating performance, in December 1995, the Company negotiated more favorable terms and conditions, as well as more favorable borrowing rates, under its revolving credit facility.

     Acquisitions

        The Consolidation was effective for accounting purposes as of December 31, 1992 and was accounted for as a combination at historical cost due to the significance of the equity interests in the Company held by the predecessor companies' shareholders. Accordingly, the Consolidated Group's assets and liabilities were reflected at their historical values at the date of the Consolidation. Since the Consolidation, the Company has acquired and retained 22 solid waste businesses, consisting of three solid waste landfills and 19 solid waste collection operations. All of these acquisitions were accounted for as purchases. Accordingly, the results of operations of these acquired businesses have been included in the Company's financial statements only from the respective dates of acquisition and have affected period-to-period comparisons of the Company's operating results. The Company anticipates that a substantial part of its future growth will come from acquiring additional solid waste collection, transfer and disposal businesses and, therefore, it is expected that additional acquisitions could continue to affect period-to-period comparisons of the Company's operating results.

   Results of Operations

     General

        The Company provides solid waste collection, transfer, recycling and disposal services to customers primarily in Wisconsin and also in parts of Minnesota, Illinois, Iowa and Michigan. The Company also provides other integrated waste services, most of which are project-based and many provide additional waste volumes to the Company's landfills and recycling facilities. These other integrated waste services include the remediation and disposal of contaminated soils and similar materials; wastewater biosolids management; full container consumer product recycling; and temporary storage and transportation of special and hazardous waste, including household hazardous waste. Revenues from the Company's solid waste collection, recycling services and disposal operations accounted for approximately 48%, 15% and 16%, respectively, of the Company's total revenues in 1995. The Company's other integrated waste services accounted for the remaining approximately 21% of the Company's total revenues in 1995. Revenues from the Company's hazardous waste management services are included within the percentage of revenues from other integrated waste services referenced in the preceding sentence and alone represented less than 5% of the Company's revenues in 1995.

        The Company's solid waste collection operations earn revenues from fees collected from residential, commercial and industrial collection and transfer station customers. Substantially all of the Company's residential collection services are provided on a contract basis in which the Company contracts with a municipal authority to collect the solid waste of all or a portion of the residential homes in a specified community or provide a central repository for residential waste drop-off. These contracts, which are usually competitively bid, generally have terms of one to three years and provide consistent cash flow during the term of the contract since the Company is paid regularly by the municipality or its residents based on a specified fixed rate per household. The Company also provides residential collection services on a subscription basis, whereby the Company contracts directly with individual households. Residential subscription customers are billed in advance and provide the Company with a stable source of revenues and an efficient means to utilize the Company's resources, particularly its collection equipment, manpower and management information systems. The Company derives a substantial portion of its collection revenues from commercial and industrial customers. Commercial and industrial waste streams generally help improve the Company's operating efficiencies and provide additional volume for the Company's landfills. Commercial and industrial contracts typically have terms of one to three years and are individually negotiated.

        As part of its collection operations, the Company's transfer stations receive solid waste collected primarily by its various collection operations, compact the waste and transfer the waste to larger Company-owned vehicles for transport to landfills. This procedure reduces the Company's costs by improving its utilization of collection personnel and equipment.

        The Company currently operates recycling facilities as part of its collection and transfer operations at which it processes, sorts and recycles paper products, certain plastics, glass, aluminum and tin cans and certain other items. The Company's recycling facilities earn revenues from the collection, processing and resale of recycled waste products, particularly recycled wastepaper. The Company attempts to resell recycled waste products in the most commercially reasonable manner practicable and to pass on contractually a portion of the commodity pricing risk to its commercial and industrial clients. The Company also operates a wood pallet recycling operation at its Fort Atkinson collection facility and curbside residential recycling programs in connection with its residential collection operations in most of the communities it serves. In addition, the Company provides full container consumer product recycling services.

        The Company-owned solid waste landfills earn revenues from disposal fees (known as "tipping fees") charged to third parties. The Company's landfills receive solid waste from its own collection companies and transfer stations, as well as from independent collection operators. In 1995, approximately 83% of the solid waste collected by the Company was delivered for disposal at its own landfills and approximately 54% of the solid waste disposed of at the Company's landfills was delivered by the Company. Tipping fees earned by the Company's landfills from its own collection operations are considered intercompany revenues, and are eliminated from the Company's consolidated disposal revenues.

        The Company's prices for its solid waste services are typically determined by the volume, weight and type of waste collected, treatment requirements, risks involved in handling, recycling or disposing of waste, frequency of collection, cost of disposal or recycling, distance to final disposal sites, amount and type of equipment furnished to the customer and prices charged for similar service by competitors. The Company's ability to pass on cost increases is sometimes limited by the terms of its contracts. Long-term solid waste collection contracts typically contain a formula, generally based on published price indices, for automatic adjustment of fees to cover increases in some, but not all, operating costs.

        Operating expenses for the Company's collection operations include direct labor, fuel, equipment maintenance and tipping fees paid to third-party landfills. Operating expenses for the Company's landfill operations include labor, equipment costs, legal and administrative costs of ongoing environmental compliance, royalties to former owners, site maintenance and accruals for future closure and post-closure maintenance costs.

        Engineering, legal, permitting, construction and other costs directly associated with expansions of existing landfills, together with associated interest, are capitalized. The Company also capitalizes certain expen-ditures related to pending acquisitions. Indirect project development costs, such as executive and corporate overhead, public relations and other corporate services, are expensed as incurred. The Company's policy is to charge against net income any unamortized capitalized expenditures and advances (net of any portion that the Company estimates will be recoverable, through sale or otherwise) relating to any landfill that is permanently closed, any pending acquisition that is not consummated and any landfill expansion project that is not completed. While the Company has landfill expansion projects under development at all of its current sites, it is not currently developing any new landfills. At March 31, 1996, the Company had recorded $25.4 million of capitalized costs in connection with its landfill expansions or development at its current sites, including $13.7 million for its five currently pending permit applications and $11.7 million of land acquisition costs for potential future development sites.

        The Company accrues the estimated landfill closure and post-closure maintenance costs expected to be incurred upon and subsequent to the closing of existing operating landfill areas ratably as the permitted airspace is consumed during any given period. The Company also has material financial obligations relating to closure and post-closure costs or remediation of disposal facilities it operates or for which it is or may become responsible. The Company's estimates of these costs are stated in current dollars and are not discounted to present value. The Company believes its landfills are in substantial compliance with existing federal and state laws and standards for landfill operation and closure, and the Company believes that it has accrued adequately for its landfill closure and post-closure costs.

        Selling, general and administrative ("SG&A") expenses include management salaries, clerical and administrative overhead, costs associated with the Company's sales force, and community relations expense.

        Upon receipt of all necessary operating permits, capitalized landfill costs are amortized based on utilization of available airspace under the units-of-production method. Successful permitting of additional landfill disposal capacity improves the Company's profitability by extending the time period over which the Company may amortize the capitalized costs of the expanded landfill. Property and equipment is depreciated over the estimated useful life of the assets using the straight line method.

        Other income and expense, which is comprised primarily of interest income and gains and losses on sales of equipment, has not historically been material to the Company's results of operations.

        To date, inflation has not had a significant impact on the Company's operations.

        The following table sets forth for the periods indicated the percentage of revenues represented by the individual line items reflected in the Company's consolidated statements of operations:

                                                           Three Months
                               Years ended December 31,  ended March 31,
                                 1993    1994     1995      1995      1996

   [S]                          [C]      [C]     [C]        [C]       [C]
   Revenues  . . . . . . . . .  100.0%   100.0%  100.0%     100.0%    100.0%
   Cost of operations  . . . .   58.3     60.9    53.1       55.4      55.4
   Selling, general and
    administrative expenses  .   18.0     19.7    16.2       17.9      18.2
   Depreciation and
    amortization . . . . . . .    9.2     12.4    13.7       13.6      15.4
                                 ----     ----    ----      -----     -----
   Operating income from
    continuing operations  . .   14.5      7.0    17.0       13.1      11.0
   Interest expense  . . . . .   (2.3)    (2.9)   (3.0)      (4.2)     (1.8)
   Other income  . . . . . . .    0.3        -     0.6        2.1       1.2
                                 ----    -----    ----       ----       ----
   Income from continuing
    operations before income
    taxes  . . . . . . . . . .   12.5      4.1    14.6       11.0      10.4
   Income taxes  . . . . . . .    5.0      1.8     6.1        4.6       4.3
                                 ----     ----    ----       ----     -----
   Income from continuing
    operations . . . . . . . .    7.5      2.3     8.5        6.4       6.1
   Income (loss) from
    discontinued operations,
    net of income tax  . . . .    0.1     (7.5)   (0.3)         -         -
                                  ----    ----    ----       ----      ----
   Net income (loss) . . . . .     7.6%   (5.2)%    8.2%       6.4%      6.1%
                                  ====    ====     ====       ====      ====

   Certain Recent Material Events and Trends

        In September 1995, the Company entered into a disposal agreement pursuant to which a customer agreed to dispose of all of its solid waste and certain special waste from its Milwaukee collection operations at the Company's Emerald Park and Glacier Ridge landfills over the next three years. The Company expects to recognize approximately $7 million of additional annualized revenues under this contract beginning in 1996. Although the Company began receiving initial disposal volumes under this contract in November 1995, the Company did not begin to receive all of the available disposal volume under this contract until the second quarter of 1996.

        One of the principal components of the Company's internal growth strategy has been its commitment to provide recycling services to customers. The Company believes its ability to offer integrated solid waste services, including recycling services, provides it with a competitive advantage over certain other waste services companies. The prices of, and demand for, recyclable waste products, particularly wastepaper, can be volatile and subject to changing market conditions. The Company attempts to resell recyclable waste products in the most commercially reasonable manner practicable and to pass on contractually to many of its commercial and industrial clients some of the commodity pricing risk of reselling recyclable waste products collected from such clients' facilities. While the Company believes it has mitigated a portion of the commodity risk associated with its resale of recyclable wastepaper through a five-year contract with a national paper company which contains minimum floor pricing provisions and allows the Company to sell all (but not less than 50%) of its supply of certain grades of recyclable wastepaper to such national paper company, the Company's results of operations will still be affected, and may be affected materially, by changing resale prices or demand for certain recyclable waste products, particularly wastepaper. Significant increases or decreases in the demand for, or resale prices of, certain recyclable waste products could have a material positive or negative effect on the Company's results of operations and may contribute to significant variability in period-to-period comparisons of the Company's results of operations. There can be no assurance that the Company's revenues from recycling services will continue to contribute to future revenue growth at the same rate as in 1995.

   Three Months Ended March 31, 1996 vs. Three Months ended March 31, 1995

        Revenues. Revenues for the 1996 first quarter compared to the 1995 first quarter increased approximately $2.0 million primarily due to a 58% increase in volumes of wastes collected and disposed at the Company's landfills and approximately $650,000 from the impact of businesses acquired since March 31, 1995. These increases were achieved despite a decrease of approximately $680,000 in revenues from recyclable wastepaper sales. Daily disposal volume at the Company's landfills rose to an average of more than 4,100 tons per day in the 1996 first quarter compared to an average of 2,600 tons per day in the corresponding period last year. The higher landfill volume was the result of increased volumes received from a disposal contract for a customer's Milwaukee collection operations which began to take full effect in the first quarter, higher solid waste volumes from collection operations, and increased volumes of special waste streams from the Company's project-driven other integrated waste services.

        The approximately $680,000 decrease in revenues from sales of recyclable wastepaper products was comprised of an over $1 million decrease in recycling revenues resulting from a 60% decline in prices received for these products compared to the first quarter of 1995, partially offset by a 38% increase in volumes of recyclable wastepaper products processed and sold. The resale prices of, and demand for, recyclable waste products, particularly wastepaper, can be volatile and subject to changing market conditions. If resale prices for recyclable waste products remain at current levels, the Company will likely continue to realize similar reductions in recycling revenues in the second and third quarters of 1996 compared to the corresponding 1995 periods. The Company's recycling operations remained profitable during the first quarter of 1996 due to the Company's floor-pricing arrangement with a national paper company coupled with the cost effectiveness of the Company's processing facilities and fees received for providing recyclable waste collection services to its customers.

        Cost of Operations. Cost of operations for the three months ended March 31, 1996 increased $1.1 million, or 9.9%, to $12.4 million from $11.3 million for the three months ended March 31, 1995. As a percentage of revenues, cost of operations remained constant between the comparable quarters. The increase in the dollar amount of cost of operations was primarily attributable to the costs of collecting and disposing of the increased volumes of wastes received from additional products and services provided to new customers, including the operation of the new businesses acquired after March 31, 1995, and the costs associated with processing the increased volumes of recyclable products.

        SG&A. SG&A increased $417,000, or 11.4%, to $4.1 million for the three-month period ended March 31, 1996 from $3.7 million for the three-month period ended March 31, 1995. As a percentage of revenues, SG&A increased from 17.9% to 18.2% in the 1996 first quarter due primarily to increased costs for personnel necessary to support the acquisition program and to service new customers, including those associated with the businesses acquired after March 31, 1995.

        Depreciation and Amortization. Depreciation and amortization increased $656,000, or 23.6%, to $3.4 million from $2.8 million for the three-month period ended March 31, 1996 compared to the three-month period ended
   March 31, 1995, primarily as a result of increased landfill depletion costs and increased depreciation costs of the additional assets and businesses acquired after March 31, 1995. As a percentage of revenues, depreciation and amortization increased to 15.4% from 13.6% reflecting the increase in disposal revenue as a percentage of total revenue which results in additional depletion costs and the depreciation of the additional assets of businesses acquired after March 31, 1995.

        Interest Expense. Interest expense decreased $461,000, or 54.2%, to $390,000 from $851,000 in the three-month period ended March 31, 1996 compared to the three-month period ended March 31, 1995. The reduction in interest expense was due primarily to the reduction in debt between the first quarter of 1996 and the first quarter of 1995 resulting primarily from the application of a portion of the net proceeds from its March 1996 initial public offering. Additionally, the Company benefited from a lower overall interest rate on outstanding borrowings in the first quarter of 1996 as a result of the successful renegotiation of its revolving credit agreement in December 1995.

        Income Taxes. The Company's effective tax rate decreased to 41.3% in the three months ended March 31, 1996 compared to 42.2% in the three months ended March 31, 1995. The decrease was primarily the result of increased earnings which reduced the impact of the non-deductible amortization of intangibles related to businesses acquired.

   1995 vs. 1994

        Revenues. Revenues increased $16.3 million, or 21.4%, to $92.6 million in 1995 from $76.3 million in 1994. This increase was attributable primarily to the following five factors: (i) the effect of a full year of revenues from the seven businesses acquired in 1994, including the Superior FCR landfill acquired in July 1994, as well as a partial year of results from three businesses acquired in 1995; (ii) a significant increase in the volumes and prices received for recyclable waste products, primarily wastepaper; (iii) the opening of the Superior Emerald Park landfill in November 1994; (iv) the impact of increased collection and disposal volumes resulting from new municipal and commercial contracts; and (v) price increases for the Company's environmental remediation and wastewater biosolids project-related services resulting from its implementation of an improved job costing system as part of the Realignment. The effect of these increased revenue sources was partially offset by the loss in 1995 of approximately $3.5 million of revenues realized in 1994 by the Company's non-profitable Machesney Park and Peshtigo collection operations, which were sold in December 1994 and February 1995, respectively, as part of the Realignment. Approximately 36% of the increase in revenues in 1995 was attributable to sales of recyclable waste products. A majority of this amount was related to increased volumes of recyclable waste products processed by the Company and the remainder of the increase was related to increases in the weighted average price received by the Company for recyclable wastepaper. Price increases in 1995 for the Company's solid waste collection and disposal services did not contribute materially to 1995 increased revenues.

        Cost of Operations. Cost of operations increased $2.7 million to $49.1 million in 1995 from $46.4 million in 1994. The principal reasons for the increase were additional products and services provided to new customers, including the operation of new businesses acquired during 1994 and 1995, and the costs associated with processing the increased volumes of recyclable products. Cost of operations as a percentage of revenues im-proved to 53.1% in 1995 from 60.9% in 1994. This improvement was the result of (i) the sale of the Company's high-cost and non-profitable Machesney Park and Peshtigo operations; (ii) cost controls initiated as part of the Realignment, including the Company's full implementation of its improved job costing system used to manage its project-based other integrated waste services; (iii) a change in the mix of project-related other integrated waste services to higher margin services; (iv) operating improvements and cost efficiencies resulting from the Company's
   "continuous improvement program" implemented as part of the Realignment; and (v) improved economies of scale in the Company's collection operations as a result of additional collection volumes from the tuck-in businesses acquired in 1995 and new customer contracts.

        SG&A. SG&A remained constant at $15.0 million in both 1995 and 1994, and decreased as a percentage of revenues to 16.2% in 1995 from 19.7% in 1994. The percentage decline in SG&A was due to cost and workforce reductions and operational consolidations initiated as part of the Realignment.

        Depreciation and Amortization. Depreciation and amortization increased by $3.2 million to $12.7 million in 1995 from $9.5 million for the prior year and, as a percentage of revenues, increased to 13.7% in 1995 from 12.4% in 1994. The principal reasons for the increases were the full year effect of airspace depletion at the Superior Emerald Park and Superior FCR landfill sites and the depreciation of the additional assets of businesses acquired during 1994 and 1995.

        Interest Expense. Interest expense increased $584,000 to $2.8 million in 1995 from $2.2 million in 1994. Interest expense as a percentage of revenues was 3.0% in 1995 compared to 2.9% in 1994. This increase was due to higher interest rates paid by the Company on its outstanding indebtedness, the allocation of interest expense to its discontinued operations in 1994 and the capitalization of $332,000 of interest during the 1994 construction phase of its Emerald Park landfill.

        Income Taxes. The Company's effective tax rate decreased to 41.5% in 1995 compared to 44.5% in 1994. The decrease was primarily the result of higher net income which reduced the impact of the non-deductible amortiza-tion of intangibles related to businesses acquired.

    1994 vs. 1993

        Revenues. Revenues increased $9.0 million, or 13.4%, to $76.3 million in 1994 from $67.3 million in 1993. This increase was attributable primarily to the effect of a full year of operating the Superior Glacier Ridge landfill and the four collection operations acquired during 1993 and the acquisition of the following operations: (i) six solid waste collection operations which were either integrated into existing collection operations or which allowed the Company to enter into new markets from which additional waste volumes could be directed to the Company's landfills; (ii) landfill management contracts for two papermill monofills and a county-owned municipal solid waste landfill; and (iii) the Superior FCR landfill. These increases, totalling approximately $12.0 million, were partially offset by a $3.0 million decrease in environmental remediation project-related revenues in 1994 from 1993, reflecting the impact in 1993 of a large one-time soil remediation project completed that year. Price increases in 1994 for the Company's services and products did not contribute materially to 1994 increased revenues.

        Cost of Operations. Cost of operations increased $7.1 million to $46.4 million in 1994 from $39.3 million in 1993 and increased as a percentage of revenues to 60.8% in 1994 from 58.3% in 1993. The principal reasons for the increases were costs associated with processing the waste streams of businesses acquired during 1994 and 1993, the cost of operating these businesses, as well as a lack of an effective job cost control system in the Company's other integrated waste services group prior to the Realignment.

        SG&A. SG&A expenses increased $3.0 million to $15.1 million in 1994 from $12.1 million in 1993. As a percentage of revenues, SG&A increased to 19.7% in 1994 from 18.0% in 1993. These increases were due primarily to continued expansion of the Company's corporate office and administrative staff prior to the Realignment. The Company's administrative staff continued to increase in size until the Company implemented the Realignment in September 1994.

        Depreciation and Amortization. Depreciation and amortization increased $3.3 million to $9.5 million in 1994 from $6.2 million in 1993 and increased as a percentage of revenues to 12.4% in 1994 from 9.2% in 1993. The two principal reasons for the increases were (i) additional solid waste collection equipment necessitated by higher collection volumes which, in turn, increased volumes at the Company's disposal facilities and, therefore, increased depletion costs and (ii) the acquisition of the FCR landfill in July 1994.

         Interest Expense. Interest expense increased $714,000 to $2.2 million in 1994 from $1.5 million in 1993. The principal reason for the increase in 1994 was a higher level of outstanding borrowings, which was partially offset by lower overall interest rates on outstanding borrowings.

        Income Taxes. The Company's effective tax rate increased in 1994 to 44.5% from 39.5% in 1993. The effective tax rate was higher in 1994 due primarily to a lower amount of net income in 1994 which increased the impact of the non-deductible amortization of intangibles related to businesses acquired.

   Liquidity and Capital Resources

    General

        In March 1996, the Company completed an initial public offering in which it issued 3,532,500 shares of Common Stock (not including 550,000 shares of Common Stock sold by certain shareholders of the Company) at a price of $11.50 per share. The $37.2 million of net proceeds to the Company from this offering after deduction of underwriting discounts and commissions and other offering expenses were used to reduce outstanding debt by $17.1 million. The remainder of the net proceeds has been reserved for general corporate purposes, including potential future acquisitions, capital expenditures, and working capital. The Company's balance sheet at March 31, 1996, reflects $18.9 million in cash and cash equivalents. Pending specific application, the Company has invested the unused net proceeds in short-term interest bearing securities.

        Superior's principal strategy for future growth is through the acquisition of additional solid waste disposal and collection operations. Although there can be no assurance that the Company will be able to complete successfully any such acquisitions, the Company intends to fund any such future acquisitions in 1996 through the use of one or more of the following: cash, issuance of capital stock, assumption of indebtedness, future royalties, and/or contingent payments. The cash required to fund any future acquisitions in 1996 will likely be provided from one or more of the following sources: remaining proceeds from the Company's initial public stock offering, cash flow from operations, and/or borrowings under the Company's $50 million revolving credit facility (substantially all of which is currently available).

        The Company's working capital at December 31, 1995 was $4.7 million compared to $12.8 million at December 31, 1994. Working capital at March 31, 1996 was $24.8 million compared to $11.7 million at March 31, 1995. The Company's strategy in managing its working capital has been to apply the cash generated from its operations which remains available after satisfying its working capital and capital expenditure requirements to reduce its indebtedness under its bank revolving credit facility and to minimize its cash balances. The Company finances its working capital requirements from internally generated funds, bank borrowings and equipment lease financing from commercial credit companies. In addition to internally generated funds, the Company has in place financing arrangements to satisfy its currently anticipated working capital needs for the remainder of 1996. The Company has an established revolving credit facility with a bank group allowing the Company to borrow up to $50 million, including letters of credit. The revolving credit facility requires the Company to maintain certain financial ratios and satisfy other requirements, including a prohibition on the payment of cash dividends. Availability under this facility is based on the Company's liquidity, cash flow and leverage. Interest is payable monthly based on the agent bank's base rate or quarterly based on a Eurodollar borrowing rate, depending upon how advances are drawn, plus a margin. The weighted average interest rate on outstanding borrowings under the facility was 9.0% at December 31, 1995. There was no outstanding debt under the facility at March 31, 1996. The facility matures in August 1998.

    Company Borrowings

        At March 31, 1996, the Company had $4.0 million of long-term and short-term borrowings outstanding and $1.3 million in letters of credit. At March 31, 1996, the ratio of the Company's long-term debt to total capitalization was 2.1% compared to 28.3% at December 31, 1995. The reduction is attributable to the use of the net proceeds from the recent public offering and net cash flow from operations applied to reduce outstanding indebtedness.

        At December 31, 1995, the Company had $23.4 million of long-term and short-term borrowings outstanding and $1.3 million in letters of credit. At December 31, 1995, largely as a result of the Realignment, the ratio of the Company's long-term debt to total capitalization was 28.3% compared to 44.7% at December 31, 1994. As a result of the Realignment and the Company's resulting improved operating performance and ratio of long-term debt to total capitalization, in December 1995, the Company negotiated more favorable terms and conditions, as well as more favorable borrowing rates, under this facility. In the past, the Company has been able to obtain other types of financing arrangements to fund its various capital requirements. The Company believes it can readily access such additional sources of financing as necessary to facilitate the Company's growth.

    Capital Expenditures

        Capital expenditures for the three months ended March 31, 1996 and the three months ended March 31, 1995 were constant at $2.8 million. Capital expenditures for 1996 are currently expected to be approximately $13.6 million compared to $11.6 million in 1995. The Company intends to fund its planned 1996 capital expenditures principally through internally generated funds and, to a lesser extent, equipment lease financing. In addition, the Company also anticipates that it may require substantial additional capital expenditures to facilitate its growth strategy of acquiring additional solid waste collection and disposal businesses. If the Company is successful in acquiring additional landfill disposal facilities, the Company may also be required to make significant expenditures to bring any such newly acquired disposal facilities into compliance with applicable regulatory requirements, obtain permits for any such newly acquired disposal facilities or expand the available disposal capacity at any such newly acquired disposal facilities. The amount of these expenditures cannot be determined as of March 31, 1996, since they will depend on the nature and extent of any acquired landfill disposal facilities, the condition of any facilities acquired and the permitting status of any acquired sites.

        The Company's reduced level of capital expenditures from $15.9 million in 1994 to $11.6 million in 1995 reflected the Company's actions taken as part of the Realignment to improve asset utilization and efficiency and its more focused approach to capital investment.

        The Company also has material financial obligations relating to closure and post-closure costs or remediation of disposal facilities it operates or for which it is or may become responsible. While the precise amounts of these future obligations cannot be determined, at March 31, 1996, the Company estimated the total costs (on a current dollar as opposed to a discounted present value basis) to be approximately $32 million for final closure of its operating facilities plus post closure monitoring costs pursuant to applicable regulations (generally for a term of 30 to 40 years after final closure), as well as ongoing remediation. At March 31, 1996, the Company had accrued $20.7 million for such projected post-closure costs. The Company will provide additional accruals based on engineering estimates of consumption of permitted landfill airspace over the useful lives of its landfills. At December 31, 1995, the Company satisfied its financial assurance obligations to various regulatory agencies for facilities closure and post-closure obligations, in Wisconsin, through an environmental protection program underwritten by a large insurance carrier and, in Minnesota, through the use of trust funds on deposit. Under the environmental protection program, the insurance carrier guarantees the Company's financial assurance obligations to the State of Wisconsin. The Company pays an annual premium to the carrier, a substantial portion of which is applied to a loss commutation fund which accumulates at a current market rate of interest and is made available to the Company to fund its final closure and long-term care costs.

    Cash Flows From Operating Activities

        Net cash provided by operations for the three months ended March 31, 1996 decreased to $3.6 million from $4.1 million in the three months ended March 31, 1995. The decrease was primarily due to the change in accounts payable and accrued expenses between March 31, 1995 and 1996. During the first quarter of 1995, no tax payments were made reflecting the impact of the net loss in 1994, however, during the first quarter of 1996, payments of $1.6 million were made.

        Net cash provided by operations in 1995 increased to $25.7 million from $10.4 million during 1994. This increase in 1995 from the prior year reflects (i) the $11.6 million increase in net income and (ii) the $800,- 000 increase in accounts payable resulting from improved cash management. Depreciation and amortization, a noncash expense, increased $3.2 million in 1995 from 1994. Net cash provided by operations in 1994 increased to $10.4 million from $9.0 million, despite a net loss of $4.0 million. Impacting this increase were the positive adjustments to reconcile the Company's 1994 net loss to net cash provided by operations, including particularly the $5.9 million noncash charge to net income for the estimated loss on disposition of discontinued operations and the $2.5 million increase in depreciation and amortization, a noncash expense.

    Cash Flows from Investing Activities

        Net cash used in investing activities for the three months ended March 31, 1996 increased to $3.9 million from $2.3 million in the three months ended March 31, 1995. The increase was primarily due to $604,000 of payments under its environmental protection program and contributions of funds held in trust to satisfy the Company's financial assurance obligations to various regulatory agencies for landfill facility closure and long-term care requirements and $600,000 of cash payments for businesses acquired in the first quarter of 1996.

        Net cash used in investing activities totalled $9.0 million for 1995 compared to $21.0 million in the prior year. This reduction in 1995 from the prior year was caused principally by (i) the $4.4 million reduction in the amount of capital expenditures for property and equipment resulting from the Realignment; (ii) the $4.3 million in proceeds from the sale of discontinued businesses and underperforming assets pursuant to the Realignment; and (iii) the $3.7 million reduction in cash payments for acquired business. Net cash used in investing activity totalled $21.0 million in 1994 compared to $24.4 million in 1993. The reduction in 1994 was caused principally by the $6.7 million reduction in cash used to acquire businesses and landfills under development, which was partially offset by a $3.6 million increase in purchases of property and equipment.

    Cash Flows From Financing Activities

        Net cash provided by financing activities in the three months ended March 31, 1996 totaled $17.8 million, compared to net cash used in financing activities of $2.0 million in the three months ended March 31, 1995, reflecting the receipt of $37.2 million in net proceeds from the initial public offering of the Company's stock in March 1996, a significant portion of which was used to reduce the Company's outstanding debt.

        Net cash used in financing activities for 1995 was $17.4 million, compared to net cash provided by financing activities of $9.5 million for 1994. The difference between the 1995 and 1994 amounts was attributable to the Company's reduced level of borrowings to $5.6 million in 1995 from $20.5 million in 1994 and the Company's repayment of $23.0 million of debt in 1995 compared to repayments of $11.0 million in 1994. These differences were principally the result of the Company's higher level of net income, the proceeds from its sale of underutilized assets and its reduced level of capital expenditures. Net cash provided by financing activities in 1994 was $9.5 million compared to $17.5 million in 1993. The amount provided in 1993 was greater than in 1994 principally because the Company received $14.2 million of net proceeds, reduced by $5.4 million of cash distributions to shareholders, from its 1993 issuance of the Convertible Preferred Stock.

   Quarterly Results

        The following table presents the Company's unaudited consolidated quarterly results and the percentages of revenues represented by the individual line items reflected in the Company's consolidated statements of operations for each of the four quarters in the year ended December 31, 1995 and the quarter ended March 31, 1996. This information has been pre-sented on the same basis as the Company's audited consolidated financial statements appearing elsewhere in this Prospectus and, in the Company's opinion, contains all necessary adjustments (consisting only of normal recurring accruals) to present fairly the Company's unaudited quarterly results when read in conjunction with the Company's audited consolidated financial statements and notes thereto. These interim operating results, however, are not necessarily indicative of the Company's results for any future period.

                                                           Three months ended
                                March 31,           June 30,          September 30,         December 31,          March 31,
                                   1995               1995                 1995                 1995                 1996
                                                        (dollars in thousands, except per share data)

                                                                                          <>
   Revenues                  $ 20,341   100.0%  $ 23,745    100.0%   $ 25,076     100.0%  $23,430      100.0%  $22,315     100.0%
   Cost of operations          11,259    55.4     12,277     51.7      12,719      50.7    12,878       55.0    12,378      55.4
   Selling, general and
    administrative expenses     3,643    17.9      3,556     15.0       3,886      15.5     3,928       16.8     4,060      18.2
   Depreciation and
    amortization                2,776    13.6      3,235     13.6       3,338      13.3     3,355       14.3     3,432      15.4
   Operating income from
    continuing operations       2,663    13.1      4,677     19.7       5,133      20.5     3,269       13.9     2,445      11.0
   Interest expense              (851)   (4.2)      (799)    (3.4)       (637)     (2.5)     (542)      (2.3)     (390)     (1.8)
   Other income (expense),
    net                           423     2.1        (59)    (0.2)         93       0.3       153        0.7       268       1.2
   Income from continuing
    operations before
    income taxes                2,235    11.0      3,819     16.1       4,589      18.3     2,880       12.3     2,323      10.4
   Income taxes                   944     4.6      1,577      6.6       1,886       7.5     1,202        5.1       958       4.3
                                -----  ------     ------    -----       -----     -----    ------      -----     -----     -----
   Income from continuing
    operations                  1,291     6.4      2,242      9.5       2,703      10.8     1,678        7.2     1,365       6.1
   Income (loss) from
    discontinued
    operations, net of
    income tax                      5      -          12      -          (138)     (0.6)     (208)      (0.9)      -          -
                               ------    ----     ------     ----      ------      ----     -----       ----     -----      ----
   Net income                $  1,296     6.4%  $  2,254      9.5%   $  2,565      10.2% $  1,470        6.3%   $1,365       6.1%
                                =====    ====     ======     ====      ======      ====     =====       ====     =====      ====

   Earnings per share from
    continuing operations        $.09              $0.17                $0.20               $0.13              $   .10
                                =====              =====                =====               =====                 ====
   Earnings per share            $.09              $0.17                $0.19               $0.11              $   .10
                                =====              =====                =====               =====                 ====

   Seasonality

     The Company's results of operations tend to vary seasonally, with the first quarter of the year typically generating the least amount of revenues, and with revenues higher in the second and third quarters, followed by a decline in the fourth quarter. This seasonality reflects the lower volume of waste, as well as decreased revenues from project-based and other integrated waste services during the fall and winter months, as well as the operating difficulties experienced during the protracted periods of cold and inclement weather typically experienced during the winter in the Upper Midwest. Also, certain operating and other fixed costs remain relatively constant throughout the calendar year, resulting in a similar seasonality of operating income.

   Discontinued Operations

        The Company's consolidated statements of operations for all years ending prior to and on December 31, 1994 have been restated to reflect separately the results of the operations which were discontinued as a result of the Realignment. These results, as well as certain data related thereto affecting 1995, consisted of the following:

                                                  December 31,
                                                1993        1994     1995
                                                   (in thousands)

   Revenues                                     $6,408    $ 7,271  $    -
   Interest allocated                              346        295       -
   Income (loss) before income taxes                93     (1,064)      -
   Income tax expense (benefit)                     37       (371)      -
   Income (loss) from discontinued
    operations, net of tax                          56       (693)      -

   Estimated loss on disposition of
    discontinued operations, net of tax             -      (5,042)    (329)
                                                 -----     ------   ------
   Income (loss) on discontinued operations    $    56    $(5,735)   $(329)
                                                 =====     ======   ======

        The estimated loss on disposition of discontinued operations for 1994 included $4.6 million of estimated losses on disposition, net of income taxes of $1.3 million, $392,000 of operating losses from these operations incurred in the fourth quarter of 1994, and an estimate of losses through the expected date of disposition, net of income taxes of $209,000. The estimated loss on disposition of the discontinued operations for the year ended December 31, 1995, was $329,000, net of a tax benefit of $220,000, resulting from a change in estimates regarding the realizable value of assets held for sale and additional operating losses through the date of disposition. The Company does not currently anticipate any significant increase in its estimate of losses on disposition. See Note 3 of Notes to Consolidated Financial Statements.


                                    BUSINESS

   Introduction

        Superior is a regional integrated solid waste services company providing solid waste collection, transfer, recycling and disposal services to customers primarily in Wisconsin and also in parts of Minnesota, Illinois, Michigan and Iowa. Superior was formed in July 1992 to consolidate three groups of independent waste services companies, each of which had operated for over 25 years. The Company believes it is the second largest provider of solid waste services in Wisconsin based on its estimates of competitive collection and disposal revenues. The Company serves over 200,000 residential, commercial and industrial customers. Superior's solid waste operations consist of five Company-owned solid waste landfills, three managed third party landfills, 21 solid waste collection operations, ten recycling facilities and six solid waste transfer stations.

   Industry Overview

        The United States non-hazardous solid waste collection and disposal industry generated estimated revenues of approximately $32 billion in 1994. It is estimated that one-third of the solid waste industry revenue is accounted for by approximately 6,000 private, predominately small, collection and disposal businesses; one-third by municipal governments that provide collection and disposal services; and the remainder by publicly-traded solid waste companies.

        In recent years, the solid waste collection and disposal industry has undergone a period of significant consolidation and integration. The Company believes that this consolidation and integration has been caused primarily by three factors: (i) increasingly stringent environmental regulation and enforcement resulting in increased capital requirements;
   (ii) the inability of many smaller operators to achieve the economies of scale necessary to compete effectively with large integrated solid waste service providers; and (iii) the evolution of an industry competitive model which emphasizes providing both collection and disposal/recycling capabilities. Despite the considerable consolidation and integration that has occurred in the solid waste industry in recent years, the Company believes the industry remains primarily regional in nature and highly fragmented.

        The increasingly stringent industry regulations, such as the Subtitle D Regulations, have resulted in rising costs. Many of the smaller industry participants have found these costs difficult, if not impossible, to bear. Additionally, the required permits for landfill development, expansion or construction have become increasingly more difficult to acquire. Consequently, many smaller, independent operators have decided to either close their operations or sell them to larger operators.

        Increasing economies of scale in the solid waste collection and disposal industry have the benefit of allowing larger integrated companies to compete more effectively and to comply more effectively with the in-creasing industry regulatory requirements. The high fixed costs of landfill assets and the associated profitability of each incremental ton of disposal waste has led to the development of high volume, regional landfills. For example, according to industry data, the number of landfills in Wisconsin decreased from approximately 2,000 in 1970 to 1,009 in 1985 and 51 in 1995, while landfill capacity in Wisconsin has increased from 90 million cubic yards in 1993 to 100 million cubic yards in 1994 (of which increase approximately 33% was attributable to the opening of the Company's Emerald Park landfill in 1994). The economies of scale associated with larger regional landfills allow them to compete more effectively against smaller, local landfills.

        Many remaining operators have attempted to become more efficient by establishing an integrated network of solid waste collection operations and transfer stations through which they secure captive solid waste streams for internal disposal into their own landfills. Some municipalities have not been able to operate efficiently enough to compete with these integrated operators and have chosen to discontinue their collection and/or disposal operations and have contracted the management of their solid waste services with private concerns, such as the Company.

        There is an increasing trend at the state and local levels to mandate waste reduction at the source and to prohibit the disposal of certain types of wastes, such as yard wastes and recyclable materials, at landfills. For example, the State of Wisconsin in 1993 prohibited the landfill disposal of certain yard wastes and recyclable materials and, effective January 1, 1995, prohibited the landfill disposal of certain plastic, aluminum, glass and steel containers, newsprint, magazines and certain other items. The Company believes that these trends and laws have created significant opportunities for fully integrated solid waste companies to provide additional recycling services to generators of solid waste who are not otherwise able to dispose of such waste.

   Strategy

        Superior's objective is to be one of the largest and most profitable fully integrated providers of solid waste collection and disposal services in each market it serves. The Company's strategy to achieve this objective is to (i) continue to expand its markets through acquisitions of other solid waste businesses; (ii) pursue internal growth opportunities in its current markets; and (iii) achieve continuing operating improvements in its business. Superior intends to implement this strategy in three principal ways:

        Expansion Through Acquisitions. The Company intends to continue to expand through acquisitions by (i) increasing its revenues and operational and administrative efficiencies through "tuck-in" and other acquisitions of profitable solid waste collection operations in its existing markets and (ii) expanding into adjacent and new markets by pursuing principally a "hub and spoke" acquisition strategy. The Company has established a targeted internal rate of return on investment and pricing parameters which it uses to evaluate potential acquisitions. The Company's current strategic plan does not include acquiring businesses other than solid waste operations.

        The Company believes additional "tuck-in" acquisition opportunities exist within its current Wisconsin markets to allow the Company to further improve its market penetration and density. A "tuck-in" acquisition refers to an acquisition in which the Company acquires a solid waste collection company and fully integrates it into the operations of one of the Company's existing collection operations.

        To enter a new market, the Company will emphasize a "hub and spoke" acquisition strategy, involving the acquisition of profitable solid waste landfills in its targeted new markets followed by the acquisition of nearby profitable solid waste collection and transfer station operations in order to secure a captive waste stream for internal disposal into the acquired landfill. The Company may also acquire solid waste collection operations in new market areas in which it does not own a landfill or transfer station, if there are sufficient disposal alternatives to ensure competitive disposal pricing.

        Internal Growth. Superior believes its internal growth will come from additional sales penetration in several of its current and adjacent markets, marketing additional services to existing customers, including particularly recycling services, and selective price adjustments. The Company believes there is significant opportunity to increase its market share in several urban areas in Southeastern and Eastern Wisconsin. The Company has a sales force dedicated to increasing the Company's sales to new and existing commercial, industrial and municipal customers. A principal component of the Company's internal growth strategy is to become the sole-provider of solid waste services to its customers, including solid waste, other integrated waste and recycling services. See, however, "Risk Factors-Competition."

        An integral part of the Company's internal growth strategy is to establish new transfer stations within a 50-mile radius of its existing landfills to increase its collection and transportation efficiencies and improve the Company's internalization of collected solid waste. The Company plans to expand into contiguous markets through the opening of additional transfer stations in 1996.

        Operating Improvement. As part of the Realignment, the Company implemented programs and benchmarking systems designed to improve the operational productivity, administrative efficiency and profitability of its operations through improved collection and disposal routing efficiency, equipment utilization, cost controls, employee training and safety. The Company's benchmarking system establishes and tracks key statistical measurement criteria for its collection, transfer and disposal operations to facilitate improvement in each operation's profitability. The Company has also implemented an improved job-costing system designed to enhance the profitability of its project-based other integrated waste services through improved pricing and more efficient utilization of assets and personnel. See, however, "Risk Factors-Limited Operating History; Ability to Manage Future Growth."

   Acquisition Program

        Superior's principal strategy for future growth is through the acquisition of additional solid waste disposal and collection operations. The Company is primarily focused on expanding the geographic scope and residential and commercial/industrial customer base of its solid waste collection and disposal operations. The Company believes that its reputation, strategy, culture and focus make it an attractive buyer to certain acquisition candidates. The Company's area Operating Vice Presidents, its area Market Development Managers, as well as the Chief Executive Officer and the Chairman of the Board, focus a substantial part or all of their time on identifying acquisition candidates and consummating acquisitions.

        The profiles of acquired companies must fit strategically into the Company's overall plan for growth within its targeted markets. In determining whether to proceed with a business acquisition, the Company evaluates a number of factors, including: (i) the acquisition candidate's historical and projected financial results; (ii) the purchase price requested by the acquisition candidate and the Company's expected resultant internal rate of return on investment and the expected impact on the Company's earnings per share; (iii) the experience, reputation and personality of the acquisition candidate's management and the candidate's customer service reputation and relationships with the local communities;
   (iv) the composition and size of the candidate's customer base; (v) whether the candidate will augment or increase the Company's market share or help protect existing market share; (vi) any expected synergistic effects with one or more of the Company's existing operations; (vii) whether the candidate will enhance or expand the Company's geographic market area and will allow the Company to effect other acquisitions in the vicinity; (viii) the types of services provided by the candidate; and (ix) whether the candidate has definable and controllable liabilities.

        Prior to acquiring a business, Superior performs extensive environmental, operational, engineering, legal, human resource and financial due diligence. All acquisitions are subject to initial evaluation and approval by the Company's management before being recommended to the Acquisition Committee of the Board of Directors, which is comprised of both independent directors and management members. All material acquisitions are subject to final Board of Directors approval. See "Management - Board Committees."

        The Company has an established integration procedure for newly acquired companies designed to effect a prompt and efficient integration of the acquired business and minimize disruption to the on-going business of both Superior and the acquired company. Once a solid waste collection operation is acquired, programs designed to improve collection and disposal routing, equipment utilization, employee productivity, operating efficiencies and overall profitability are implemented. To improve an acquired business' operational productivity, administrative efficiency and profitability, the Company applies the same benchmarking programs and systems to the acquired business as are employed at its existing operations. See "-Strategy; Operating Improvement" above. The Company also solicits new commercial, industrial and residential customers in areas surrounding acquired collection markets as a means of further improving operating efficiencies and increasing the volumes of solid waste collected by the acquired operation. The Company typically attempts to retain the acquired company's management and key employees and decentralized operations, while consolidating administrative and management information systems through the Company's corporate offices.

        The following table sets forth the Company's significant acquisitions completed and retained since completion of the Consolidation in February 1993 through June 1, 1996:

     Company                       Date acquired        Principal business       Location                   Market area

   Hechimovich Sanitary            March 1993           Solid waste              Mayville, WI and           Eastern
    Landfill, Inc. (Superior                            collection, transfer     West Bend, WI              Wisconsin
    Glacier Ridge Landfill)                             and landfill


   Laidlaw Waste Systems,          March 1993           Solid waste              Delafield, WI              Southeastern
    Inc.-Delafield, WI                                  collection                                          Wisconsin
    Division

   Expert Disposal Service, Inc.   April 1993           Solid waste              Hartland, WI               Southeastern
                                                        collection                                          Wisconsin

   J&S Dredging and J&S Liquid     May 1993             Biosolids collection     Arpin, WI                  Central
    Systems, Inc.                                                                                           Wisconsin


   Reliable Rubbish, Inc.          November 1993        Solid waste              Fond du Lac, WI            Eastern
                                                        collection                                          Wisconsin

   Emerald Park, Inc. (Superior    November 1993        Solid waste              Muskego, WI                Eastern
    Emerald Park Landfill)                              landfill                                            Wisconsin

   Midway Transport, Inc.          December 1993        Third party landfill     Portage County,            Northcentral
                                                        management               WI, Brokaw, WI             Wisconsin and
                                                                                 and Quinnesec,             Upper
                                                                                 MI                         Peninsula of
                                                                                                            Michigan

   Economy Disposal                January 1994         Solid waste              Wisconsin                  Central
                                                        collection               Rapids, WI                 Wisconsin

   American Waste & Recycling      April 1994           Solid waste              Sheboygan, WI              Eastern
    Systems, Inc.                                       collection                                          Wisconsin


   J.P. Funk Trucking, Inc.        May 1994             Solid waste              Waukesha, WI               Southeastern
                                                        collection                                          Wisconsin

   Ploeckelman Trucking, Inc.      May 1994             Solid waste              Brookfield, WI             Southeastern
                                                        collection                                          Wisconsin

   Wiederholt Transfer, Inc.       May 1994             Solid waste              Cuba City, WI              Southwestern
                                                        collection, transfer                                Wisconsin
                                                        and recycling

   Forest City Road Landfill,      July 1994            Solid waste landfill     Buffalo, MN                Minneapolis-
    Inc. (Superior FCR                                                                                      St. Paul,
    Landfill)                                                                                               Minnesota

   Ray Schreiber Disposal Co.      September 1994       Solid waste              Elgin, IL                  Northern
                                                        collection                                          Illinois


   Vande Kolk Sanitation           January 1995         Solid waste              Waupun, WI                 Central
                                                        collection                                          Wisconsin

   Remus Sanitation                January 1995         Solid waste              Waupun, WI                 Central
                                                        collection                                          Wisconsin

   Manitowoc Disposal,             June 1995            Solid waste              Manitowoc, WI              Northeastern
    Inc./Lakeshore Recycling                            collection               and Algoma, WI             Wisconsin
    & Disposal

   Mastalir Services, Inc.         October 1995         Solid waste              Kewaunee, WI               Northeastern
                                                        collection                                          Wisconsin


   Wittstock Services, Inc.        March 1996           Solid waste collection   Dubuque, IA                Northeast Iowa

   Arrow Disposal Service, Inc.    March 1996           Solid waste collection   Mequon, WI                 Southeastern
                                                                                                            Wisconsin

   Tom Kraemer Sanitation, Inc.    June 1996            Solid waste collection   St. Cloud, MN              Central Minnesota

   DC Refuse Service & Recycling,  June 1996            Solid waste collection   Sturgeon Bay,              Northeastern
    Inc.                                                                           WI                       Wisconsin



   Current Operations

     Introduction

        The Company provides the following integrated waste services from its operating facilities in Wisconsin, Minnesota, Northeast Iowa, Northern Illinois and the Upper Peninsula of Michigan:

        -    Solid waste collection and transfer
        -    Recycling services
        -    Solid waste landfill disposal
        -    Management of third party landfills
        -    Other integrated waste services

        The Company operates solid waste collection operations, solid waste transfer stations, recycling facilities, Company-owned solid waste landfills and managed third party landfills. The Company also provides other integrated waste services, most of which are project-based and many provide additional waste volumes to the Company's landfills and recycling facilities. These other integrated waste services include the remediation and disposal of contaminated soils and similar materials; wastewater biosolids management; full container consumer product recycling; and temporary storage and transportation of special and hazardous waste, including household hazardous waste. Solid waste services have been and will remain the Company's core business.

        Most of the Company's revenues are derived within the State of Wisconsin. Wisconsin's environmental regulatory climate can be characterized as rigorous, with broad public and political support for environmental protection and mandatory recycling laws. Wisconsin was among the first states to adopt a state counterpart to the Subtitle D Regulations and has enacted additional laws of relatively broad scope which restrict the types of waste that can be accepted by Wisconsin landfills and which require the recycling of a number of waste streams. The Company believes it has adapted to these operating conditions successfully through a combination of (i) modified collection and landfill operating practices; (ii) development of commercial recycling and waste processing facilities; (iii) utilization of specialized collection vehicles; and (iv) the introduction of new services which assist customers in their own efforts to comply with environmental and waste management regulations. The Company believes its experience operating under these conditions in Wisconsin may provide it with a competitive advantage as it enters into other states where environmental regulations are becoming more stringent and where incumbent competitors may have difficulty adapting to more restrictive operating conditions. See, however, "Risk Factors-Competition" and "-Geographic Concentration."

        Solid Waste Collection and Transfer

        The Company provides solid waste collection services to over 200,000 residential, commercial and industrial customers. The Company's collection operations are conducted generally within a 50-mile radius from its landfills or transfer stations. The Company contracts with local generators of solid waste and directs the waste to either its own landfill for disposal; to a third-party landfill; or, for additional handling at one of its transfer stations or recycling facilities. After compacting and/or separating at a transfer station, the Company directs the waste to either its own landfill or a third party landfill. During 1995, approximately 83% of the solid waste collected by the Company was delivered for disposal at its own landfills. Solid waste collection and transfer services accounted for approximately 48% of the Company's revenues for 1995, including revenues from disposal services provided to customers of the Company's collection and transfer units.

        The Company's commercial and industrial collection services are generally performed under one-year to three-year service agreements, and fees are determined by such factors as collection frequency, type of equipment and containers furnished, the type, volume and weight of the waste collected, the distance to the disposal or processing facility and the cost of disposal or processing. The Company's commercial and industrial customers generally utilize portable containers that temporarily hold solid waste, thereby enabling the Company to service many customers with fewer collection vehicles. Commercial and industrial collection vehicles normally need only one employee for operation. The portable containers range from two to 40 cubic yards in size and are provided by the Company. Stationary containers that compact waste prior to collection may also be installed on the premises of large volume customers.

        Substantially all of the Company's municipal solid waste collection services are performed under contracts with municipalities. These contracts grant the Company exclusive rights to service all or a portion of the residential homes in a specified community or provide a central repository for residential waste drop-off. The Company had over 200 municipal contracts in place as of March 31, 1996. No single municipal contract is individually material to the Company's results of operations. Municipal contracts in the Company's market areas are typically awarded, at least initially, on a competitive bid basis and usually range in duration from one to three years. Fees are based primarily on the frequency and type of service, the distance to the disposal or processing facility and the cost of disposal or processing. Municipal collection fees are usually paid either by the municipalities from tax revenues or through direct service charges to the residents receiving the service. The Company also provides subscription residential collection services directly to households. See "Risk Factors-Competition."

        The Company's transfer stations receive solid waste collected primarily from its various collection operations, compact the waste and transfer the waste to larger Company-owned vehicles for transport to land-fills. This procedure reduces the Company's costs by improving its utilization of collection personnel and equipment. Approximately 23% of the solid waste accepted for transfer at the Company's transfer stations in 1995 was from third parties. The Company believes that each of its transfer stations has obtained all necessary permits and has been operated in compliance in all material respects with applicable environmental regulations. See, however, "Risk Factors-Government Regulation." The Company plans to expand into contiguous markets through the opening of additional transfer stations in 1996.

        Recycling Services

        Providing recycling services to customers is a principal component of the Company's internal growth plan. Recycling involves the removal of reusable materials from the waste stream for processing and sale in various applications. The Company believes that recycling will continue to be an increasingly important component of most major markets' solid waste management plans as a result of the public's increasing environmental awareness and expanding regulations mandating or encouraging waste recycling. For example, the State of Wisconsin in 1993 prohibited the landfill disposal of certain yard wastes and recyclable materials and, effective January 1, 1995, prohibited the landfill disposal of certain plastic, aluminum, glass and steel containers, newsprint, magazines and certain other items.

        The Company operates recycling facilities as part of its collection and transfer operations at which it processes, sorts and recycles paper products, certain plastics, glass, aluminum and tin cans and certain other items. The Company also operates a wood pallet recycling operation at its Fort Atkinson collection facility and curbside residential recycling programs in connection with its residential collection operations in most communities. As described below under "Other Integrated Waste Services," the Company also provides full container consumer product recycling services. The Company believes that each of its recycling facilities has obtained all necessary permits and has been operated in compliance in all material respects with applicable environmental regulations. See, however, "Risk Factors-Government Regulation."

        The Company attempts to resell recycled waste products in the most commercially reasonable manner practicable and to pass on contractually a portion of the commodity pricing risk to its commercial and industrial clients. In April 1995, the Company entered into a five-year wastepaper purchase agreement with a national paper company pursuant to which the paper company agreed to purchase certain grades of recyclable wastepaper from the Company at above-market prices, subject to certain minimum floor resale pricing assurances. Under the terms of this agreement, the Company has the ability to sell up to all, but not less than 50%, of its supply of certain grades of recyclable wastepaper to such company. The Company believes these protections help mitigate some of the variability associated with the resale of its collected and recyclable wastepaper. Revenues from the collection, processing and sale of recyclable waste products accounted for approximately 15% of the Company's revenues in 1995. Revenues from recycling services for 1995 increased substantially compared to 1994 because of higher volumes of materials recycled as a result of Wisconsin's January 1, 1995 prohibition on the landfill disposal of certain recyclable materials and increased prices received for recyclable wastepaper. There can be no assurance that the Company's manner in which it prices its recycling services or markets its recyclable waste commodities will prove to be a successful strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations; Certain Material Events and Trends" and "Risk Factors-Commodity Risk Upon Resale of Recyclables."

        Solid Waste Landfill Disposal

        The Company owns and operates solid waste landfills in Wisconsin and Minnesota. All of the Company's landfills include leachate collection systems, groundwater monitoring systems and active methane gas extraction and recovery systems. The Company's landfill facilities are designed and operated to meet federal, state and local regulations in all material respects and the Company believes each of its landfill sites meets or exceeds current applicable state and federal Subtitle D Regulations in all material respects. See, however, "Risk Factors-Government Regulation." None of the Company's landfills is permitted to accept hazardous waste or is subject to disposal volume limitations, other than relating to the landfill's respective permitted capacity or hours of operation. In 1995, approximately 54% of the solid waste disposed of at the Company's landfills was delivered by the Company. Other customers are charged "tipping fees" based on the amount and type of solid waste deposited. The Company operates licensed bioremediation facilities at several of its landfills where the concentrations of volatile organic compounds in contaminated soils are reduced through microbial activities enhanced by pumping air through the soils. The bioremediated soils are then reused as cover material at the Company's landfills. Revenues from landfill disposal operations accounted for approximately 16% of the Company's revenues in 1995, and does not include revenues from disposal services provided to customers of the Company's collection, transfer and other integrated waste services units.


        The following table provides certain information with respect to Superior's five owned and operated landfills as of March 31, 1996:

                                                                 Approximate
                                 Date        Date    Permitted      Total
   Landfill Name and Location  Acquired     Opened   Acreage(1)  Acreage (1)

   Superior Cranberry Creek
    landfill, Wisconsin
    Rapids, WI (Central
    Wisconsin)                     *         1986          34.2      1,060

   Superior Valley Meadows
    landfill, Fort Atkinson,
    WI (Southeastern
    Wisconsin)                     *         1979          29.0        600(2)

   Superior Glacier Ridge
    landfill, Mayville, WI
    (Eastern Wisconsin)       March 1993     1986          44.0        560

   Superior Emerald Park
    landfill, Muskego, WI
    (Milwaukee metropolitan    November
    area)                        1993        1994          35.0        300

   Superior FCR landfill,
    Buffalo, MN (Minneapolis
    metropolitan area)         July 1994     1965          14.5        200(3)
   _______________

   * Acquired as part of the Consolidation.

   (1) Permitted acreage represents the portion of the total acreage on which disposal cells have been constructed (including any that may have been filled or capped) or may be constructed based upon an approval issued by the regulatory agency generally authorizing the development of a landfill on the acreage. The portion of total acreage that is not currently permitted is not available for waste disposal.

   (2) Does not include approximately 80 acres currently subject to acquisition by the Company upon exercise of a purchase option.

   (3) Does not include approximately 40 acres currently subject to acquisition by the Company upon exercise of a purchase option.

        Superior Cranberry Creek Landfill. The Superior Cranberry Creek landfill is located northwest of Wisconsin Rapids, Wisconsin (Central Wisconsin). As of March 31, 1996, this landfill had approximately
   1.5 million cubic yards of estimated remaining disposal capacity available, including 1.4 million cubic yards of disposal capacity under a vertical expansion which recently received final regulatory approval. For any vertical expansion, a royalty amount of $2.00 per cubic yard, less associated expenses, is payable to the landfill's former owners. For any horizontal expansion, a royalty amount of $0.40 per cubic yard, less associates expenses, is payable to the former owners, subject to a maximum of $2.0 million.

        Superior Valley Meadows Landfill. The Superior Valley Meadows landfill is located south of Fort Atkinson, Wisconsin (50 miles southwest of Milwaukee). As of March 31, 1996, this landfill had approximately 390,000 cubic yards of estimated remaining disposal capacity available. In November 1995, the Company filed its initial site report to add an additional 10.4 million cubic yards of horizontal expansion capacity adjacent to the current landfill. In March 1996, the Company filed a feasibility report in connection with the proposed expansion. Pursuant to the Consolidation Agreement, the Company is obligated to make cash royalty payments to the landfill's former owners for permitted expansions of the landfill. For any vertical expansion, a royalty amount of $2.00 per cubic yard, less associated expenses, is payable to the former owners. For any horizontal expansion, a royalty amount of $0.40 per cubic yard, less associated expenses, is payable to the former owners, subject to a maximum of $2.0 million.

        Superior Glacier Ridge Landfill. The Superior Glacier Ridge landfill is located south of Mayville, Wisconsin (40 miles northwest of Milwaukee). As of March 31, 1996, the Superior Glacier Ridge landfill had approximately 1.7 million cubic yards of estimated remaining disposal capacity available. In March 1994, the Company initiated horizontal and vertical expansion plans which would add approximately 2.3 million cubic yards of additional disposal capacity. No royalty payments to the landfill's former owners are payable in connection with this expansion; however, any horizontal expansion into the adjacent 120-acre parcel of property acquired by the Company in 1993 will require the Company to pay to the property's former owner a royalty amount of $0.50 per cubic yard of permitted expansion, less land acquisition costs if the permitted expansion is less than 2.75 million cubic yards, up to a maximum of $1.0 million. The Superior Glacier Ridge landfill property also contains a licensed construction and demolition waste disposal landfill which is permitted to accept not more than a total of 20,000 cubic yards. It is expected that this construction and demolition waste disposal landfill will close in late 1996.

        Superior Emerald Park Landfill. The Superior Emerald Park landfill, which was newly opened in November 1994, is located in Muskego, Wisconsin (15 miles southwest of Milwaukee). As of March 31, 1996, this landfill had approximately 3.0 million cubic yards of estimated remaining disposal capacity available. In September 1995, the Company initiated the permitting process for an estimated 20.0 million cubic yard vertical and horizontal expansion at this landfill. The Company is obligated to make royalty payments of $0.40 per cubic yard of permitted expanded capacity, less associated expenses, to the former owners of this landfill. Certain of such royalty payments are payable in shares of Common Stock.

        Superior FCR Landfill. The Superior FCR landfill is located in Buffalo, Minnesota (50 miles northwest of Minneapolis). As of March 31, 1996, the landfill had approximately 470,000 cubic yards of estimated re-maining disposal capacity available. In January 1995, the Company began the state and local processes for permitting a 650,000 cubic yard vertical expansion. The Company expects this process to be completed in 1996. In connection with this expansion, the Company is obligated to make royalty payments to the landfill's former owners of $0.80 per cubic yard of permitted expansion, less associated expenses, plus royalty payments equalling approximately 5% of the gross revenues generated from the expanded capacity. The Company is also obligated to make additional royalty payments to the landfill's former owners for other additional potential future horizontal expansions.

        All of these potential landfill expansion plans are in varying stages of planning and development. The permitting process is lengthy, difficult and expensive, and is often subject to substantial uncertainty and there can be no assurance that any such permits will be granted. Often, even when permits are granted, they are not granted until the landfill's remaining capacity is very low. The Company currently expects to receive regulatory approvals for each of the aforementioned landfill expansions prior to the utilization of each landfill's respective remaining capacity at various times over the next five years, although the Company cannot predict with certainty if and when such approvals may actually be granted or any conditions upon which such approvals may be subject. There can be no assurance that the Company will be able to successfully add additional disposal capacity when needed or, if added, that such capacity can be added on satisfactory terms or at its landfills where expansion is most immediately needed. If the Company is not able to add additional disposal capacity when and where needed, it will need to obtain additional disposal capacity or dispose of its collected waste at landfills owned by others. Such a circumstance could have a material adverse effect on the Company's results of operation and financial condition. See "Risk Factors-Restrictions on Landfill Expansion."

        Management of Third Party Landfills

        As of March 31, 1996, the Company managed two biosolid captive monofills owned by large paper companies and one county-owned municipal solid waste landfill. A monofill is a landfill which only accepts one type of waste. One of the monofills is located in Brokaw, Wisconsin and is managed under a two-year waste hauling and landfill operation agreement that expires in May 1998. The other monofill is located in Quinnesec, Michigan and is managed under an agreement which expires in July 1996. The Company is currently in the process of negotiating a three-year extension of this agreement. The Company also operates the Portage County municipal solid waste landfill in Central Wisconsin under an agreement that expires in December 1997. These management contracts are not individually or in the aggregate material to the Company's results of operations.

        Other Integrated Waste Services

        In order to provide integrated solid waste services to a wide range of customers, Superior provides a variety of other integrated waste services, most of which are project-based and many provide additional waste volumes to the Company's landfills and recycling facilities. These services include the remediation and disposal of contaminated soils and similar materials; wastewater biosolids management; full container consumer product recycling; and temporary storage and transportation of special and hazardous waste, including household hazardous waste. Revenues from these other integrated waste services constituted approximately 21% of the Company's revenues in 1995.

        The Company's project-based remediation services involve the removal and transportation of contaminated soil from environmental remediation projects for disposal at the Company's landfills in compliance with applicable regulations. The Company also provides value-added services to bioremediate contaminated soils at its landfills prior to final disposal. After excavation, the Company uses nutrients and micro-organisms to naturally remove or reduce contaminants from contaminated soil before disposing of the remediated soils in its landfills or using the remediated soils in landfill construction. The Company's environmental field services, which are provided principally to industrial clients in Wisconsin, include the containment and cleanup of actual and threatened releases of hazardous materials into the environment on both a planned and an emergency response basis. These services include cleanout of wastewater treatment tanks, cleanup of abandoned oil recycling facilities, cleanup and demolition of manufacturing facilities and removal and remediation of underground storage tanks. The Company is the primary standby provider of environmental emergency spill response services to the WDNR in Eastern and

   Central Wisconsin.

        The Company's wastewater biosolids operations consist principally of the removal, transportation, storage and beneficial reuse through land application of industrial and municipal nonhazardous wastewater biosolids. The Company contracts with municipalities, paper mills and food processing plants to remove, transport and dispose of both municipal and industrial wastewater biosolids. In most cases, municipalities or industrial processors have on-site wastewater treatment facilities which pretreat and concentrate biosolid wastes prior to removal and reuse. In other cases, the Company will transport a generator's wastewater biosolids from holding tanks or lagoons to a third party wastewater treatment facility. Land application is generally limited by state regulations to six months out of the year in Wisconsin. Consequently, the Company built a 1 million gallon permitted wastewater biosolid storage tank in which it stores certain liquid and biosolid wastes until they can be land applied during the spring and fall.

        The Company operates a full container consumer products recycling facility at its Fort Atkinson, Wisconsin location. This operation separates and removes off-specification food and other nonconforming consumer products from their containers; crushes, cleans, collects and resells the recyclable containers; and collects, stores and reuses the liquid and solid contents of the food or other products as organic fertilizer.

        The Company provides nonhazardous "special" waste and hazardous waste (including household hazardous waste) services, transportation and temporary storage services to industrial clients principally in Wisconsin. Nonhazardous special waste is solid waste that generally is not allowed to be landfilled because it contains excess liquids or is otherwise desired by the client to be specially handled and manifested for record keeping purposes. The Company provides its hazardous waste services principally from its TSF located in Port Washington, Wisconsin (approximately 25 miles north of Milwaukee). Hazardous waste collected by the Company is transported to third party treatment or disposal facilities which have been selected by the customer in virtually all cases. The Company does not take title to, or perform any treatment services on, collected hazardous waste nor does it handle or accept radioactive wastes, explosives, certain poisons, certain PCBs and certain other types of hazardous wastes. The Company does not own or operate, or intend to own or operate, a hazardous waste disposal facility. Revenues from hazardous waste transportation and temporary storage services accounted for less than 5% of the Company's revenues in 1995.

   Marketing and Sales

        Superior markets its services principally through its facility general managers and direct sales representatives under the direction of area sales managers. The Company also obtains new customers from referral sources, reputation and local market print advertising.

        The Company's sales representatives visit customers on a regular basis and each sales representative calls upon potential new customers within a specified territory or service area, including new market areas not currently being served by the Company. The Company emphasizes providing quality services and customer satisfaction and retention, and believes that its focus on quality service will help it to retain existing and attract additional customers. Maintenance of a local presence and identity is another important aspect of the Company's marketing plan for its various operations. Many of the Company's managers are involved in local governmental, civic and business organizations.

        The Company has developed and is implementing a solid waste sales program which calls for additional sales coverage of key urban markets under the direction of area sales managers and facility general managers. This sales program is focused on improving market density. The Company also intends to continue emphasizing the development of preferred provider relationships with industrial and commercial customers, thereby helping it to secure a greater proportion of such customers' various waste streams. To further facilitate internal sales growth, the Company's solid waste sales program also contains a specific customer retention plan. The Compa-ny's sales representatives also market the Company's landfill disposal services to generators of contaminated soil. The Company seeks to maintain a local identity and image and a high degree of involvement in each community in which it operates.

        The Company has a diverse customer base, with no single customer accounting for more than 3% of the Company's revenues in 1995. The Company does not believe that the loss of any single customer would have a material adverse effect on the Company's results of operation.

   Competition

        The solid waste management industry is highly competitive, very fragmented and requires substantial labor and capital resources. Intense competition exists within the industry not only for collection, transportation and disposal volume, but also for acquisition candidates. The industry is currently dominated by four large national waste companies, WMX Technologies, Inc., Browning-Ferris Industries, Inc. ("BFI"), Laidlaw Waste Systems, Inc. ("Laidlaw") and USA Waste Services, Inc. The Company also competes with a number of regional and local companies. There can be no assurance that the Company can compete successfully against these companies. See "Risk Factors-Competition."

        Superior competes for landfill disposal business primarily on the basis of disposal fees, geographical location and quality of operations. The Company's ability to obtain landfill disposal volume may be limited by the fact that some major collection companies also own or operate their own landfills in the Company's market areas, to which they send their waste. The Company also competes, to a lesser extent, with certain municipalities that maintain their own solid waste disposal operations. These municipalities may have certain advantages over the Company in financing their operations due to the availability of tax revenues and tax-exempt financing and there can be no assurance that the Company can compete successfully against such municipalities.

        The Company competes for collection and recycling accounts primarily on the basis of price and quality of its services. From time to time, competitors may reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract. These practices may also lead to reduced pricing for the Company's services or the loss of business. The Company provides substantially all of its residential collection services under municipal contracts. As is generally the case in the industry, these contracts are subject to periodic competitive bidding. There can be no assurance that the Company will be the successful bidder to obtain or retain these contracts.

        Incineration of solid waste is not currently a significant disposal alternative in Wisconsin, but may be in other states which the Company enters.

   Property and Equipment

        The Company owns solid waste landfills, solid waste collection operations, recycling facilities, solid waste transfer facilities, TSF and other operating facilities in Wisconsin, Illinois, Michigan and Minnesota. The Company leases its executive offices in suburban Milwaukee under a lease expiring in 1998. The Company also leases an office in Fond du Lac, Wisconsin under a seven-year lease and leases several other offices and truck maintenance facilities, each under short term leases of one year or less. All of the real estate owned by the Company provides collateral for the Company's revolving bank credit facility. See Note 6 of Notes to Consolidated Financial Statements. The Company believes that its existing facilities are generally adequate for its current needs and requirements.

        The Company has numerous waste collection vehicles, trucks and other equipment used in the removal, transportation and disposal of wastewater biosolids and numerous bulldozers, compactors, earthmovers and related heavy equipment and vehicles used in landfill operations.

   Employees

        At March 31, 1996, the Company employed approximately 740 full-time employees. Six employees of one of the Company's subsidiaries are members of a collective bargaining unit. These employees are not yet covered by a collective bargaining agreement. The Company considers its employee relations to be satisfactory.

   Risk Management, Insurance and Performance Bonds

        Superior believes it has developed an environmental risk management program appropriate for its business. The Company's risk management program includes evaluating both existing facilities, as well as potential acquisitions, for environmental law compliance and operating procedures. An environmental risk assessment was performed on each of the Consolidated Group entities prior to the Consolidation and included a regulatory review and file check, interviews with regulators, a review of prior disposal sites, a site assessment visit, identification of risk factors, review of existing environmental monitoring programs, evaluation and investigation of risk items and compilation and assessment of environmental liabilities. This procedure also included technical analysis of hydrogeological and regulatory compliance issues by an independent environmental consultant.

        Operating practices at all existing Company operations stress minimizing the possibility of environmental contamination and litigation. The Company believes that all of its facilities are in compliance in all material respects with the Subtitle D Regulations and applicable state regulations, including design criteria, environmental monitoring, financial assurance and long-term care provisions. See, however, "Risk Factors-Government Regulation" and "-Potential Environmental Liability."

        The Company carries a range of insurance intended to help protect its assets and operations, including a commercial general liability policy and a property damage policy. The Company maintains a limited environmental impairment liability policy on its landfills and TSF that provides coverage, on a "claims made" basis, against certain third party off-site environmental damage. This insurance does not provide protection against on-site environmental liabilities. See "Risk Factors-Potential Uninsured Risks." The Company also maintains contractor's pollution liability insurance which covers certain environmental liabilities arising out of the Company's hazardous waste emergency response and remediation services, and pollution endorsements to its automobile liability policies which cover certain environmental liabilities to third parties from the Company's transportation operations. A partially or completely uninsured claim against the Company (including liabilities associated with cleanup or remediation at its own sites), if successful and of sufficient magnitude, could have a material adverse effect on the Company's results of operations or financial condition. Any future difficulty in obtaining insurance could also impair the Company's ability to secure future contracts, which may be conditioned upon the availability of adequate insurance coverage.

        Municipal solid waste collection contracts typically require performance bonds or other means of financial assurance to secure contractual performance. The Company has not experienced difficulty in obtaining performance bonds or letters of credit for its current operations. At March 31, 1996, the Company had provided customers and various regulatory authorities with bonds of $327,000 and letters of credit of $1.3 million to secure its obligations. If the Company were unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, it may be precluded from entering into additional municipal solid waste collection contracts or obtaining or retaining landfill operating permits. The Company has also obtained insurance coverage for its long-term care and final closure obligations with respect to its Wisconsin landfills. With respect to the long-term care and final closure obligations associated with the Company's Minnesota landfill, the Company maintains a trust account as required by state regulations.

   Regulation

     Introduction

        The Company is currently subject to extensive and evolving federal, state and local environmental laws and regulations that have been enacted in response to technological advances and increased concern over environmental issues. These regulations not only strictly regulate the conduct of the Company's operations but also are related directly to the demand for many of the services offered by the Company.

        The regulations affecting the Company are administered by the EPA and various other federal, state and local environmental, zoning, health and safety agencies. The Company believes that it is currently in substantial compliance with applicable federal, state and local laws, permits, orders and regulations. The Company believes there will continue to be increased regulation, legislation and regulatory enforcement actions related to the solid waste services industry. As a result, the Company attempts to anticipate future regulatory requirements and to plan accordingly to remain in compliance with the regulatory framework.

        In order to develop and operate a landfill, a biosolid storage facility, a transfer station, most other solid waste facilities or a hazardous waste TSF, the Company must typically go through several governmental review processes and obtain one or more permits and often zoning or other land use approvals. Obtaining these permits and zoning or land use approvals is difficult, time consuming and expensive and is often opposed by various local elected officials and citizens' groups. Once obtained, operating permits generally must be periodically renewed and are subject to modification and revocation by the issuing agency.

        The Company's operating facilities are subject to a variety of operational, monitoring, site maintenance, closure, post-closure and financial assurance obligations which change from time to time and which could give rise to increased capital expenditures and operating costs. In connection with the Company's expansion of its existing or any newly acquired landfills, it is often necessary to expend considerable time, effort and money in complying with the governmental review and permitting process necessary to maintain or increase the capacity of these landfills. Governmental authorities have broad power to enforce compliance with these laws and regulations and to obtain injunctions or impose civil or criminal penalties in the case of violations. In the ordinary course of its landfill, transfer station and TSF operations, the Company has from time to time received notices from regulatory authorities that its operations may not be in compliance with certain applicable environmental laws and regulations. Upon receipt of any notices, the Company generally cooperates with the authorities in an attempt to resolve the issues raised by such notices and pays the agreed upon fine or penalty. Failure to correct the problems to the satisfaction of the authorities could lead to curtailed operations, fines and penalties or even closure of a landfill or other facility.

        In order to transport waste, it is necessary for the Company to possess one or more permits from state or local agencies. These permits also must be periodically renewed and are subject to modification and revocation by the issuing agency.

        See "Risk Factors-Government Regulation" and "-Potential
   Environmental Liability" for a discussion of certain of the material potential risks and liabilities applicable to the Company and an investment therein relating to governmental regulation.

        The principal federal, state and local statutes and regulations applicable to the Company's various operations are as follows:

     The Resource Conservation and Recovery Act of 1976

        RCRA regulates the generation, treatment, storage, handling, transportation and disposal of solid waste and requires states to develop programs to ensure the safe disposal of solid waste. RCRA divides solid waste into two groups, hazardous and nonhazardous. Wastes are generally classified as hazardous if they (i) either (a) are specifically included on a list of hazardous wastes or (b) exhibit certain hazardous characteristics and (ii) are not specifically designated as nonhazardous. Wastes classified as hazardous under RCRA are subject to much stricter regulation than wastes classified as nonhazardous. Among the wastes that are specifically designated as nonhazardous waste are household waste and "special" waste, including items such as petroleum contaminated soils, asbestos, foundry sand, shredder fluff and most nonhazardous industrial waste products.

        The EPA regulations issued under Subtitle C of RCRA impose a comprehensive "cradle to grave" system for tracking the generation, transportation, treatment, storage and disposal of hazardous wastes. The Subtitle C regulations provide standards for generators, transporters and disposers of hazardous wastes, and for the issuance of permits for sites where such material is treated, stored or disposed. Subtitle C imposes detailed operating, inspection, training and emergency preparedness and response standards, as well as requirements for manifesting, record keeping and reporting, facility closure, post-closure and financial responsibilities. These regulations require the Company's TSF to demonstrate financial assurance for sudden and nonsudden pollution occurrences. Financial assurance for future closure and post-closure expenses must also be maintained. The Company believes that its hazardous waste transportation activities and its TSF comply in all material respects with the applicable requirements of Subtitle C of RCRA.

        In October 1991, the EPA adopted the Subtitle D Regulations governing solid waste landfills. The Subtitle D Regulations, which generally became effective in October 1993, include location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, groundwater remediation standards and corrective action requirements. In addition, the Subtitle D Regulations require that new landfill sites meet more stringent liner design criteria (typically, composite soil and synthetic liners or two or more synthetic liners) designed to keep leachate out of groundwater and have extensive collection systems to carry away leachate for treatment prior to disposal. Groundwater monitoring wells must also be installed at virtually all landfills to monitor groundwater quality and, indirectly, the leachate collection system operation. The Subtitle D Regulations also require, where threshold test levels are present, that methane gas generated at landfills be controlled in a manner that protects human health and the environment. Each state is required to revise its landfill regulations to meet these requirements or such requirements will be automatically imposed upon it by the EPA. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills within the state comply with the Subtitle D Regulations criteria. Wisconsin, Minnesota and various states into which the Company may enter have adopted regulations or programs as stringent as, or more stringent than, the Subtitle D Regulations. Since the Company's operating landfills are believed by the Company to be in compliance in all material respects with the strict WDNR and Minnesota Pollution Control Agency regulations, the Company believes that all of its present landfill operations meet or exceed the Subtitle D Regulations in all material respects.

     The Federal Water Pollution Control Act of 1972

        The Federal Water Pollution Control Act of 1972, as amended ("Clean Water Act"), establishes rules regulating the discharge of pollutants from a variety of sources, including solid waste disposal sites and transfer stations, into waters of the United States. If runoff or collected leachate from the Company's landfills or transfer stations is discharged into streams, rivers or other surface waters, the Clean Water Act would require the Company to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in such discharge. Also, virtually all landfills are required to comply with the EPA's storm water regulations issued in November 1990, which are designed to prevent possibly contaminated landfill storm water runoff from flowing into surface waters. The Company believes that its facilities are in compliance in all material respects with Clean Water Act requirements, particularly as they apply to treatment and discharge of leachate and storm water. The Company has secured or has applied for the required discharge permits under the Clean Water Act or comparable state-delegated programs. In those instances where the Company's applications for discharge permits are pending and a final discharge permit has not been issued, the Company believes it is in substantial compliance with the applicable substantive standards set by Wisconsin, Minnesota and adjacent states in its market areas in administering the Clean Water Act.

     The Comprehensive Environmental Response, Compensation and Liability Act of 1980

        CERCLA established a regulatory and remedial program intended to provide for the investigation and cleanup of facilities from which there has been, or is threatened, a release of any hazardous substance into the environment. CERCLA's primary mechanism for remedying such problems is to impose strict joint and several liability for cleanup of facilities on current owners and operators of the site, former owners and operators of the site at the time of the disposal of the hazardous substances, as well as the generators of the hazardous substances and the transporters who arranged for disposal or transportation of the hazardous substances. The costs of CERCLA investigation and cleanup can be very substantial. Liability under CERCLA does not depend upon the existence or disposal of "hazardous waste" as defined by RCRA, but can also be founded upon the existence of even very small amounts of the more than 700 "hazardous substances" listed by the EPA, many of which can be found in household waste. If the Company were to be found to be a responsible party for a CERCLA cleanup, the enforcing agency could hold the Company, or any other generator, transporter or the owner or operator of the facility, completely responsible for all investigative and remedial costs even if others may also be liable. CERCLA also authorizes the imposition of a lien in favor of the United States upon all real property subject to, or affected by, a remedial action for all costs for which a party is liable. CERCLA provides a responsible party with the right to bring legal action against other responsible parties for their allocable share of investigative and remedial costs. The Company's ability to get others to reimburse it for their allocable share of such costs would be limited by the Company's ability to find other responsible parties and prove the extent of their responsibility and by the financial resources of such other parties.

        CERCLA requires the EPA to establish an NPL of sites at which hazardous substances have been or are threatened to be released into the environment and which require investigation or cleanup. As one of the sellers' conditions to the Company's March 1993 acquisition of the Superior Glacier Ridge landfill, Superior was required to accept the transfer of an adjacent closed landfill listed on the NPL.

     The Clean Air Act

        The Clean Air Act provides for regulation, through state implementation of federal requirements, of the emission of air pollutants from certain landfills based upon the date of the landfill construction and volume per year of emissions of regulated pollutants. The EPA has proposed new source performance standards regulating air emissions of certain regulated pollutants (methane and non-methane organic compounds) from municipal solid waste landfills. Landfills located in areas with air pollution problems may be subject to even more extensive air pollution controls and emission limitations. In addition, the EPA has issued standards regulating the disposal of asbestos containing materials.

        Some of the federal statutes described above contain provisions authorizing, under certain circumstances, the institution of lawsuits by private citizens to enforce the provisions of the statutes.

     The Occupational Safety and Health Act of 1970

        The Occupational Safety and Health Act of 1970, as amended ("OSHA"), authorizes the Occupational Safety and Health Administration to promulgate occupational safety and health standards. Various of those promulgated standards, including standards for notices of hazards, safety in excavation and the handling of asbestos, may apply to certain of the Company's operations. OSHA regulations set forth requirements for the training of employees handling, or who may be exposed in the workplace to, concentrations of asbestos-containing materials that exceed specified action levels. The OSHA regulations also set standards for employee protection, including medical surveillance, the use of respirators, protective clothing and decontamination units, during asbestos demolition, removal or encapsulation as well as its storage, transportation and disposal. In addition, OSHA specifies a maximum permissible exposure level for airborne asbestos in the workplace. The Company has no direct involvement in asbestos removal or abatement projects. However, asbestos-containing waste materials are accepted at certain of the Company's landfills that are authorized to accept such materials, and some of the Company's collection businesses receive asbestos-containing waste materials which have already been packaged and labelled. These packages are loaded onto the Company's vehicles by employees of the asbestos abatement contractors for transportation to and disposal at the Company's authorized landfills. Accordingly, OSHA regulations designed to minimize employees' exposure to airborne asbestos fibers and provide employees with proper training and protection generally apply to the Company's operations in the transportation and handling of the asbestos waste. The Company's employees are trained to respond appropriately in the event there is an accidental spill or release of the packaged asbestos-containing materials during transportation or landfill disposal.

     State and Local Regulations

        Each state in which the Company currently operates, or may operate in the future, has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid and hazardous waste, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and other solid and hazardous waste management facilities. In addition, many states including Wisconsin and Minnesota, have programs that require investigation and clean up of sites containing hazardous materials in a manner comparable to CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties. Furthermore, many municipalities also have ordinances, local laws and regulations affecting the Company's operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities. In the past, municipalities have enacted flow control provisions that direct the delivery of solid wastes to specific facilities, or ban or otherwise restrict the movement of solid wastes into, or out of, a municipality or state. While such measures have been previously held to be unconstitutional by the United States Supreme Court, there are several bills pending in Congress which, if enacted as law, would authorize states or municipalities to impose some form of flow control. Any such legislation could limit the Company's ability to route waste in the most profitable manner. Currently, the only flow control provisions applicable to the Company's operations are "designation ordinances" enacted by several counties in the metropolitan Minneapolis-St. Paul area which mandate that most municipal solid wastes generated in those counties must be disposed of at facilities owned and operated by the counties. These ordinances restrict the transportation of certain wastes from the Minneapolis-St. Paul area to the Company's FCR landfill in Buffalo, Minnesota.

        The permits or other land use approvals with respect to a landfill, as well as state or local laws and regulations, may (i) limit a landfill to accepting waste that originates from a specified geographic area; (ii) specify the quantity of waste that may be accepted at the landfill during a given time period; and/or (iii) specify the types of waste that may be accepted at the landfill. Once an operating permit for a landfill is obtained, it is generally necessary to renew the permit periodically.

        There has been an increasing trend at the state and local level to mandate and encourage waste reduction at the source and to provide waste recycling and limit or prohibit the disposal of certain types of solid wastes, such as yard wastes, in landfills. The Wisconsin solid waste laws, for example, have for several years prohibited the landfilling of lead acid batteries, major appliances, waste oil and yard waste. On January 1, 1995, Wisconsin substantially limited the landfilling of certain plastic, aluminum, glass and steel containers, newsprint and magazines, foam polystyrene packaging, office paper and waste tires. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills has reduced the volume of waste disposed of by the Company's continuing customers. The Company has responded to these trends by increasing its emphasis on providing recycling services to its customers.

   Legal Proceedings

        Two of the Company's subsidiaries which were part of the Consolidation have been named by the WDNR as PRPs as a result of their use, prior to the Consolidation, of a closed landfill in Rock County, Wisconsin. The closed landfill has been identified by the WDNR to have caused groundwater contamination, including the contamination or potential contamination of local drinking water wells. The Company's subsidiaries allegedly transported industrial waste for third party generators to the site in the 1970s. A group of PRPs has conducted an extensive investigation of the environmental conditions at the site and performed interim remedial action including the installation of an improved landfill cap. In January 1994, the WDNR issued notices to the PRPs, including the Company's subsidiaries, requiring that they agree to undertake additional remedial action, including the extension of a municipal water supply system to replace the contaminated wells. As of March 31, 1996, total costs for the investigation of environmental conditions at the site and interim remedial action performed to date have been approximately $2 million and the WDNR has estimated the total costs of future phases of remediation at the site will be approximately $4 million. The PRPs have not agreed to the plan for either additional interim action or final remedial action nor have the Company's subsidiaries negotiated their allocable share of the cost of interim or final remedial action with the other PRPs. The Company's subsidiaries' allocable share of these costs cannot be reasonably estimated. In addition, the subsidiaries have been named as defendants in a suit commenced by a group of residents living in the vicinity of the landfill which suit alleges that private drinking water wells have been contaminated by the releases of pollutants from the site. Under the terms of the Consolidation Agreement, the Company is entitled to indemnification in various limited and unlimited amounts from the former shareholders of the subsidiaries against liabilities arising out of the site. Such indemnification obligations are secured by escrowed Common Stock issued in the Consolidation. In addition, the Company's subsidiaries have tendered the defense of the residents' suit to the general liability insurance carriers which provided coverage during the relevant periods. One of the insurers has accepted the defense of the subsidiaries in the residents' suit, subject to a reservation of rights. Neither the total costs of remediation at the site nor the subsidiaries' potential liability in the residents' suit can be reasonably estimated as of the date of this Prospectus. The Company has not established a specific financial reserve for potential costs relating to this remediation or the residents' suit. The Company currently believes that ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition or results of operations. However, there can be no assurance that the Company's ultimate financial obligations related to these matters will not have a material adverse effect on the Company's results of operations and financial condition.

        In connection with its acquisition of the Superior Glacier Ridge landfill in March 1993, the Company was required by the seller to accept the transfer of an adjacent closed landfill that is listed on the NPL. A remedial investigation performed by the PRPs (including the Company) has determined the scope and nature of the contamination at the site and the PRPs have submitted a feasibility study to the EPA and WDNR which describes the alternatives for remediating the associated groundwater contamination. The WDNR has formally approved the remedial alternative recommended by the PRPs which calls for the installation of two to four additional gas extraction wells (which would be connected to the existing gas extraction system at the site) and continued groundwater monitoring. As of March 31, 1996, the estimated one-time capital cost for the additional extraction wells was $107,000, together with estimated annual operating, maintenance and monitoring costs for the new extraction wells, the landfill cap, the existing gas extraction system and groundwater monitoring system of $90,000. The operating duration of the proposed remedial actions is uncertain, but could be 30 years or longer. In December 1995, the Company entered into a settlement agreement with certain of the PRPs which allocates the costs of the remediation. Under the settlement agreement two generator PRPs agreed to contribute a total of 38% of future costs for remedial action and the annual operating, maintenance, and monitoring costs related to the site. Additional generator PRPs may join in the settlement agreement, which would further reduce the share of costs allocated to the former owners of the closed landfill. The seller of the Superior Glacier Ridge landfill has agreed to indemnify the Company against up to $2.8 million for any site liabilities, including the annual costs of operating, maintaining and monitoring the closed landfill and any costs that the Company may incur as a PRP. The seller's potential indemnification obligation is collateralized currently by 266,667 shares of Common Stock held in escrow. Additionally, the Company has established specific financial reserves which it believes are adequate to cover the estimate of the identified remediation costs which may exceed the amount indemnified. However, there can be no assurance that the Company's ultimate financial obligations related to this remediation will not exceed its reserves, which could have a material adverse effect on the Company's results of operations and financial condition.

        The Company's 1993 tax return is currently the subject of an Internal Revenue Service audit.

        The Company is also a party to various legal proceedings arising in the ordinary course of its businesses. The Company believes that the ultimate resolution of these other matters will not have a material adverse effect on the Company's financial condition or results of operations. In the normal course of its businesses, and as a result of the extensive government regulation of the solid waste services industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, state or local governmental agencies. Since the Consolidation, the Company has not been required to pay any material fine or had a judgment entered against it for the violation of any environmental law. From time to time the Company also may be subjected to actions brought by citizens groups in connection with the permitting of landfills or transfer stations, or alleging violations of the permits pursuant to which the Company operates. The Company also may be subject to claims for personal injury or property damage arising out of accidents involving its vehicles or at its facilities.

                                   MANAGEMENT

   Executive Officers and Directors

        The Company's Board of Directors consist of seven directors divided into three classes, with initial terms of office expiring at the Company's annual shareholders meeting in 1997, 1998 and 1999, respectively. Beginning with the 1997 annual meeting and at each annual meeting thereafter, members of each class then standing for reelection, or new nominees thereto, will be elected to serve for terms of office expiring at the third annual meeting of shareholders after election.

        The following table sets forth information, as of May 31, 1996, regarding the executive officers and continuing directors of the Company immediately after this offering:

              Name              Age              Company Position

    Joseph P. Tate  . . . .      52   Chairman and Director

                                      President, Chief Executive Officer
    G. William Dietrich (1)      50      and Director

    George K. Farr  . . . .      37   Chief Financial Officer and Treasurer

                                      Vice President, General Counsel and
    Peter J. Ruud . . . . .      42      Secretary

    Gary G. Edler . . . . .      48   Vice President-Projects and Director

    Francis J. Podvin
     (1)(2) . . . . . . . .      54   Director

    Donald Taylor (2)(3)  .      69   Director

    Stephen G. Woodsum
     (1)(2)(3)  . . . . . .      42   Director

    Walter G. Winding
     (2)(3) . . . . . . . .      54   Director
   ____________________

   (1)  Member of the Acquisition Committee.

   (2)  Member of the Compensation Committee.

   (3)  Member of the Audit Committee.

        Joseph P. Tate is a co-founder of the Company. Mr. Tate has more than 25 years of experience in the solid waste services industry. In 1967, Mr. Tate founded the "Valley Group" of companies that was part of the Consolidation and, prior to the Consolidation, was a shareholder, officer and director of each of these companies. Since the Consolidation he has continued to serve in various executive capacities with certain of the Company's subsidiaries. From January 1993 until August 1994, Mr. Tate served as Chief Executive Officer of the Company. Mr. Tate has been a member of the Board of Directors since the Company's original incorporation in July 1992 and has been Chairman of the Board of Directors of the Company since January 1993. Mr. Tate serves as a member of Class III of the Board of Directors, with a term through the Company's 1999 annual shareholders meeting.

        G. William Dietrich joined the Company in February 1994 as Vice President-Solid Waste and was promoted to President and Chief Operating Officer in September 1994, with management responsibility for all of the Company's operations. Mr. Dietrich was promoted to President and Chief Executive Officer in November 1995. Prior to his employment by the Company, Mr. Dietrich was employed for over two and one-half years by BFI (a national solid waste company), as a divisional vice president responsible for BFI's solid waste collection, transportation and disposal operations in Eastern and Northern Ontario. Prior thereto, Mr. Dietrich was a district manager for Laidlaw (a national solid waste company) for three years with principal responsibility for Laidlaw's solid waste operations in a substantial portion of the Northeastern United States. Mr. Dietrich has been a director of the Company since September 1994 and serves as a member of Class II of the Board of Directors, with a term through the Company's 1998 annual shareholders meeting.

        George K. Farr joined the Company in February 1993 as Corporate Controller, with financial reporting responsibility for all of Superior's operating locations. In December 1994, he was promoted to Chief Financial Officer of the Company, with responsibility for the oversight of all of the Company's financial matters. Prior to joining the Company, he served as the Market Development Controller for Sanifill, Inc. (a solid waste service company), Houston, Texas, from February 1991 to July 1992, where he was responsible for supervising the financial due diligence process and subsequent integration of Sanifill's major acquisitions. Prior thereto, he held various financial management positions, including Executive Vice President-Finance and Administration, at BancPlus Savings Association (a savings and loan institution), Houston, Texas, for five years.

        Peter J. Ruud joined the Company in September 1993 as Vice President-General Counsel and Corporate Secretary, with responsibility for all of the Company's legal matters. In November 1995, Mr. Ruud also assumed oversight responsibility for the Company's human resources and health and safety functions. Prior to joining the Company, Mr. Ruud was in private practice with the law firm of Davis & Kuelthau, S.C., Milwaukee, Wisconsin, since 1978, specializing in environmental and corporate law and regulatory compliance. Mr. Ruud also served as a member of the firm's managing Board of Directors. While a shareholder of Davis & Kuelthau, S.C., Mr. Ruud was actively involved in the formation of the Company and the Consolidation.

        Gary G. Edler is a co-founder of the Company and has more than 27 years of experience in the solid waste services industry. Mr. Edler joined the Company at the time of the Consolidation as a Vice President in charge of the Company's wastewater biosolids and nonhazardous liquid waste management operations. For 25 years prior to joining the Company, he served as President of the "E&K Group" of companies that was a part of the Consolidation. Mr. Edler has been a director of the Company since the Company's original incorporation in July 1992 and serves as a member of Class I of the Board of Directors, with a term through the Company's 1997 annual shareholders meeting.

        Francis I. Podvin has been a principal in the law firm of Nash, Podvin, Tuchscherer, Huttenburg, Weymouth & Kryshak, S.C., Wisconsin Rapids, Wisconsin, since 1965, currently serving as its President, and specializes in business combinations, banking and corporate finance. Mr. Podvin has been a director of the Company since the Company's original incorporation in July 1992 and serves as a member of Class II of the Board of Directors, with a term through the Company's 1998 annual shareholders meeting. Nash, Podvin, Tuchscherer, Huttenburg, Weymouth & Kryshak, S.C. has from time to time performed, and is expected to continue to perform, legal services for the Company.

        Donald Taylor has been a principal in Sullivan Associates (specialists in boards of directors searches), Milwaukee, Wisconsin, since 1992. Mr. Taylor served as Managing Director of U.S.A. Anatar Investments, Ltd. (a venture capital firm) from 1989 to 1992, and prior thereto as Chairman and Chief Executive Officer of Rexnord, Inc. (a manufacturer of power transmission equipment), Milwaukee, Wisconsin. Mr. Taylor is a director of Johnson Controls, Inc., Banta Corporation and Harnischfeger Industries, Inc. Mr. Taylor serves as a member of Class II of the Board of Directors, with a term through the Company's 1998 annual shareholders meeting.

        Stephen G. Woodsum has been a managing partner of Summit Partners (a venture capital partnership), Boston, Massachusetts, since its inception in 1984. Mr. Woodsum has been a director of the Company since the Consolidation and serves as a member of Class I of the Board of Directors, with a term through the Company's 1997 annual shareholders meeting.

        Walter G. Winding has been the owner and Chief Executive Officer of Winding and company (business consultants for closely-held companies), Hartland, Wisconsin, since 1995. From January 1994 to January 1996 Mr. Winding was Senior Vice President of HM Graphics Inc. (commercial printing company), West Allis, Wisconsin. For six years prior thereto, Mr. Winding served as President and Chief Executive Officer of Schweiger Industries, Inc. (furniture manufacturer), Jefferson, Wisconsin, and prior thereto was Schweiger's Vice President-Administration for four years. Prior thereto, Mr. Winding served in various management positions with Jos. Schlitz Brewing Company, Milwaukee, Wisconsin. Mr. Winding currently serves on numerous boards of directors of privately-held companies. Mr. Winding serves as a member of Class III of the Board of Directors, with a term through the Company's 1999 annual shareholders meeting.

   Board Committees

        The Audit Committee is responsible for recommending to the Board of Directors the appointment of independent auditors, reviewing and approving the scope of the annual audit activities of the auditors, approving the audit fee payable to the auditors, reviewing audit results and approving related party transactions. Messrs. Woodsum, Taylor and Winding, with Mr. Woodsum acting as Chairman, are the members of the Audit Committee.

        The Compensation Committee is responsible for reviewing and recommending to the Board of Directors the compensation structure for the Company's directors, officers and other managerial personnel, including salaries, bonuses, participation in incentive compensation and benefit plans, fringe benefits, non-cash perquisites and other forms of compensation, and will administer the Company's 1993 Incentive Stock Option Plan and 1996 Equity Incentive Plan. Messrs. Podvin, Woodsum, Winding and Taylor, with Mr. Podvin acting as Chairman, are the members of the Compensation Committee.

        The Acquisition Committee is responsible for reviewing all of the Company's proposed business acquisitions. Messrs. Dietrich, Woodsum and Podvin, together with such other officers and employees of the Company as may be determined by the Acquisition Committee, with Mr. Dietrich acting as Chairman, are the members of the Acquisition Committee.

        The Board of Directors does not have a standing Nominating Committee. As a result, the board of Directors in its entirety performs the functions such a committee would otherwise perform.


                          DESCRIPTION OF CAPITAL STOCK

   General

        The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.01 per share, and 500,000 shares of undesignated preferred stock, par value $0.01 per share.

   Common Stock

        As of May 31, 1996, there were 16,752,646 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote for each share of Common Stock held by them on all matters properly submitted to a vote of shareholders, subject to Section 180.1150 of the WBCL described below. Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected. The Restated Articles and Restated By-Laws provide that the Board of Directors are divided into three substantially equal classes, with staggered three-year terms. Subject to the prior rights of the holders of any class or series of preferred stock then outstanding, and any contractual restrictions on the payment of dividends, the Board of Directors may in its discretion declare and pay dividends on the Common Stock out of legally available earnings or assets of the Company. See Note 6 of Notes to Consolidated Financial Statements. Subject to the prior rights of the holders of any class or series of preferred stock then outstanding, in the event the Company is liquidated, any amounts remaining after the discharge of all outstanding debt will be paid pro rata to the holders of Common Stock.
   The outstanding shares of Common Stock are, and the Common Stock to be issued pursuant to this Prospectus will be, legally issued, fully paid and nonassessable, except for certain statutory liabilities which may be imposed by Section 180.0622(2)(b) of the WBCL for unpaid employee wages. Holders of Common Stock have no preemptive rights to acquire unissued shares of capital stock of the Company.

   Preferred Stock

        The Board of Directors is authorized to issue from time to time, without shareholder authorization, up to 500,000 shares of preferred stock in one or more designated series, with such voting, dividend, redemption, conversion and exchange provisions as are provided in the particular series. No dividends or other distributions are to be payable on the Common Stock unless dividends are paid in full on any then outstanding preferred stock and all sinking fund obligations for any then outstanding preferred stock, if any, are fully funded. In the event of a liquidation or dissolution of the Company, the outstanding shares of any then outstanding preferred stock would have priority over the Common Stock to receive the amount specified in each particular series out of the remaining assets of the Company. Any future issuance of preferred stock may have the effect of deferring, delaying or preventing a change in control of the Company, or decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. No shares of preferred stock are currently outstanding.

   Certain Statutory and Other Provisions

     Statutory Provisions

        Section 180.1150 of the WBCL provides that the voting power of shares of public Wisconsin corporations, such as the Company after this offering, held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. This statutory voting restriction does not apply to shares acquired directly from the agreement entered into prior to this offering) or shares for which full voting power has been restored pursuant to a vote of shareholders.

        Sections 180.1140 to 180.1144 of the WBCL (the "Wisconsin Business Combination Statute") regulate a broad range of "business combinations" between a Wisconsin corporation and an "interested stockholder". The Wisconsin Business Combination Statute defines a "business combination" to include a merger or share exchange, sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5% of the market value of the stock or assets of a corporation or 10% of its earning power, issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, adoption of a plan of liquidation, and certain other transactions involving an "interested stockholder". An "interested stockholder" is defined as a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. The Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested stockholder before such acquisition. Business combinations after the three-year period following the stock acquisition date are permitted only if (i) the board of directors approved the acquisition of the stock prior to the acquisition date; (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder; or (iii) the consideration to be received by shareholders meets certain requirements of the Wisconsin Business Combination Statute with respect to form and amount. The Restated Articles include a provision substantially identical to the Wisconsin Business Corporation Statute.

        Sections 180.1130 to 180.1133 of the WBCL provide that certain "business combinations" not meeting specified adequacy-of-price standards must be approved by a vote of at least 80% of the votes entitled to be cast by all shareholders and by two-thirds of the votes entitled to be cast by shareholders other than a "significant shareholder" who is a party to the transaction. The term "business combination" is defined to include, subject to certain exceptions, a merger or consolidation of the corporation (or any subsidiary thereof) with, or the sale or other disposition of substantially all of the assets of the corporation to, any significant shareholder or affiliate thereof. "Significant shareholder" is defined generally to include a person that is the beneficial owner of 10% or more of the voting power of the corporation.

        Section 180.1134 of the WBCL (the "Wisconsin Defensive Action Restrictions") provides that, in addition to the vote otherwise required by law or the articles of incorporation of an issuing public corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin Defensive Action Restrictions, shareholder approval is required for the corporation to (i) acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares or (ii) sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors or a majority of the independent directors vote not to have this provision apply to the corporation. The restrictions described in clause (i) above may have the effect of deterring a shareholder from acquiring shares of the Company with the goal of seeking to have the Company repurchase such shares at a premium over the market price.

     Restated Articles of Incorporation and Restated By-Laws of the Company

        The Restated Articles and Restated By-Laws of the Company divide the Board of Directors of the Company into three substantially equal classes with staggered terms. The Restated Articles provide that any vacancies on the Board of Directors may be filled only by the affirmative vote of the "requisite number" of directors then in office, even if less than a quorum exists. Any director so elected will serve until the next election of the class for which such director is chosen and until his or her successor is duly elected. The "requisite number" of directors will be defined in the Restated Articles to constitute two-thirds of the then serving directors.

        The Restated Articles incorporate the provisions of the Wisconsin Business Combination Statute and require that, for the Wisconsin Business Combination Statute provisions not to apply, the Board of Directors must approve a business combination with an "interested stockholder" before the stock acquisition date. The affirmative vote of at least 66 % of the voting power of shares entitled to vote is required to amend, repeal or adopt any provision inconsistent with the Wisconsin Business Combination Statute provisions contained in the Restated Articles.

        In addition, the Restated By-Laws of the Company establish a procedure which must be satisfied by shareholders seeking to call a special meeting of shareholders. This procedure involves notice to the Company, the receipt by the Company of a written demand for a special meeting from holders of 10% or more of the issued and outstanding shares of Common Stock, a review of the validity of any such demand by an independent inspector appointed by the Company and the fixing of the record and meeting dates by the Board of Directors. In addition, shareholders demanding such a special meeting must deliver to the Company a written agreement to pay the costs incurred by the Company in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy materials for the solicitation by the Company of proxies for use at such meeting, in the event such shareholder are unsuccessful in their proxy solicitation. The Restated By-Laws also contain strict time deadlines and procedures applicable to shareholders seeking to nominate a person for election as a director or to otherwise bring business before a meeting. In order to nominate a person for election to the Board of Directors at a special meeting of shareholders, a shareholder must deliver written notice to the Secretary of the Company not more than 90 days prior to the special meeting and not later than the close of business on the later of (i) the sixtieth day prior to such special meeting or (ii) the tenth day following the date on which a public announcement is first made of such special meeting and of the nominees proposed by the Board of Directors to be elected at the meeting.


                OUTSTANDING SECURITIES COVERED BY THIS PROSPECTUS

        This Prospectus, as appropriately amended or supplemented, may be used from time to time by persons who have received shares of Common Stock covered by the Registration Statement in acquisitions of businesses or properties by the Company, or their transferees, and who wish to offer and sell such shares (such persons are herein referred to as the "Selling Shareholder" or "Selling Shareholders") in transactions in which they and any broker-dealer through whom such shares are sold may be deemed to be underwriters within the meaning of the Act.

        The Company will receive none of the proceeds from any such sales. Any commissions paid or concessions allowed to any broker-dealer and, if any broker-dealer purchases such shares as principal, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Act. Printing, certain legal, filing and other similar expenses of this offering will be paid by the Company. Selling Shareholders will bear all other expenses of this offering, including any brokerage fees, underwriting discounts or commissions.

        There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the shares as described herein. Upon the Company's being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution, a supplemental Prospectus will be filed, pursuant to Rule 424 under the Act, setting forth (i) the name of such Selling Shareholder and of the participating broker-dealer(s);
   (ii) the number of shares involved; (iii) the price at which such shares were sold; (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out in this Prospectus; and (vi) other facts material to the transaction.

        Selling Shareholders may sell the shares being offered hereby from time to time in transactions on NASDAQ or on a securities exchange on which the Company's Common Stock may be listed, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. Selling Shareholders may sell some or all of the shares in transactions involving broker-dealers, who may act solely as agent and/or may acquire shares as principal. Broker-dealers participating in such transactions as agent may receive commissions from Selling Shareholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Participating broker-dealers may agree with Selling Shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as agent for Selling Shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to Selling Shareholders.

        In addition or alternatively, shares may be sold by Selling Shareholders and/or by or through other broker-dealers in special offerings, exchange distributions or secondary distributions pursuant to and in compliance with the governing rules of NASDAQ or on a securities exchange on which the Company's Common Stock may be listed, and in connection therewith, commissions in excess of the customary commission prescribed by the rules of such securities exchange may be paid to participating broker-dealers, or, in the case of certain secondary distributions, a discount or concession from the offering price may be allowed to participating broker-dealers in excess of such customary commission. Broker-dealers who acquire shares as principal thereafter may resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described in the preceding two sentences) on NASDAQ or on a securities exchange on which the Company's Common Stock may be listed, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices and, in connection with such resales, may pay to or receive commissions from the purchasers of such shares.

        Each Selling Shareholder may indemnify any broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Act.


                             VALIDITY OF SECURITIES

        The legality of the Common Stock issuable hereunder by the Company will be passed upon for the Company by Foley & Lardner, Milwaukee, Wisconsin.


                                     EXPERTS

        The consolidated financial statements of the Company at December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and in the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copies at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W. Plaza, Washington, D.C. 20549. In addition, such reports and proxy statements can be inspected at the offices of the Nasdaq National Market, 1735 K Street, Washington, D.C. 20006.

        In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web site is http://www.sec.gov.

        The Company has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and reference is hereby made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock.


                         INDEX TO FINANCIAL STATEMENTS

                                                                   Page
   Audited Year End Financial Statements
   Report of Independent Auditors  . . . . . . . . . . . . . . .    F-2

   Consolidated Balance Sheets at December 31, 1994 and 1995 . .    F-3

   Consolidated Statements of Operations for the years ended
     December 31, 1993, 1994 and 1995  . . . . . . . . . . . . .    F-4

   Consolidated Statements of Shareholders' Investment for the
     years ended December 31, 1993, 1994 and 1995  . . . . . . .    F-5

   Consolidated Statements of Cash Flows for the years ended
     December 31, 1993, 1994 and 1995  . . . . . . . . . . . . .    F-6

   Notes to Consolidated Financial Statements  . . . . . . . . .    F-7

   Unaudited Interim Financial Statements

   Condensed Consolidated Balance Sheets for the year ended
     December 31, 1995 and the quarter ended March 31, 1996  . .   F-24

   Condensed Consolidated Statements of Operations for the
     quarters ended March 31, 1995 and 1996  . . . . . . . . . .   F-25

   Condensed Consolidated Statements of Shareholders' Investment
     for the year ended December 31, 1995 and the quarter ended    F-26
     March 31, 1996  . . . . . . . . . . . . . . . . . . . . . .

   Condensed Consolidated Statements of Cash Flows for the
     quarters ended March 31, 1995 and 1996  . . . . . . . . . .   F-27

   Notes to Condensed Consolidated Financial Statements  . . . .   F-28

   REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


   The Board of Directors
   Superior Services, Inc.

   We have audited the accompanying consolidated balance sheets of Superior Services, Inc. (the Company) as of December 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' investment and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                 ERNST & YOUNG LLP

   Milwaukee, Wisconsin
   February 2, 1996

                             SUPERIOR SERVICES, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                   December 31
                                           1994      1995          1995
                                          (In Thousands,        Unaudited
                                        Except Share and Per   Pro Forma
                                           Share amounts)     (See Note 1)
                 ASSETS

   Current assets:
    Cash and cash equivalents  . . .     $  2,034   $  1,373    $  1,373
    Trade accounts receivable  . . .       12,491     14,518      14,518
    Prepaid expenses and other
     current assets  . . . . . . . .        4,183      2,826       2,826
    Net assets of discontinued
     operations  . . . . . . . . . .        6,376        849         849
                                          -------    -------     -------
     Total current assets  . . . . .       25,084     19,566      19,566
   Property and equipment, net . . .       80,592     81,026      81,026
   Restricted funds held in trust  .        5,460      7,009       7,009
   Other assets  . . . . . . . . . .        5,329      4,202       4,202

   Intangible assets, net  . . . . .       10,320     10,960      10,960
                                          -------    -------     -------
     Total assets  . . . . . . . . .     $126,785  $ 122,763    $122,763
                                          =======    =======     =======
     LIABILITIES AND SHAREHOLDERS'
               INVESTMENT

   Current liabilities:
    Current maturities of long-term
     debt  . . . . . . . . . . . . .    $   4,019 $    3,251   $   3,251
    Trade accounts payable   . . . .        3,950      4,737       4,737
    Accrued payroll and related
     expenses  . . . . . . . . . . .        1,358      2,329       2,329
    Other accrued expenses   . . . .        2,939      3,494       3,494
    Accrued income taxes   . . . . .            -      1,045       1,045
                                          -------    -------    --------

     Total current liabilities   . .       12,266     14,856      14,856
   Long-term debt, net of current
    maturities   . . . . . . . . . .       35,794     20,168      20,168
   Disposal site closure and long-
    term care obligation   . . . . .       17,451     20,079      20,079
   Deferred income taxes . . . . . .       12,391     11,581      11,581
   Other liabilities . . . . . . . .        4,552      5,077       5,077


   Commitments and contingencies
   Convertible preferred stock, $.01
   par value; 500,000 shares
    authorized; 331,789 issued and
   outstanding in 1994 and 1995;
    none outstanding pro forma   . .       15,000     15,000          -

   Shareholders' investment:
    Common stock, $.01 par value;
     100,000,000 shares authorized;
     9,977,720 and 9,886,815 issued
     and outstanding in 1994 and
     1995, respectively; 13,204,705
     issued and outstanding pro
     forma   . . . . . . . . . . . .          200        198         236
    Additional paid-in capital   . .       24,814     23,902      38,864
    Retained earnings. . . . . . . .        4,317     11,902      11,902
                                          -------    -------     -------

     Total shareholders' investment        29,331     36,002      51,002
                                          -------    -------     -------
     Total liabilities and
      shareholders' investment   . .     $126,785  $ 122,763    $122,763
                                          =======   ========     =======

   The accompanying notes are an integral part of these financial statements.

                            SUPERIOR SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                Year ended December 31
                                             1993        1994       1995
                                                   (In Thousands,
                                                  Except Share and
                                                 Per Share amounts)

   Revenues  . . . . . . . . . . . . .     $ 67,304    $ 76,297     $ 92,592

   Expenses:
    Cost of operations   . . . . . . .       39,262      46,417       49,133
    Selling, general and administrative
     expenses  . . . . . . . . . . . .       12,106      15,054       15,013
    Depreciation and amortization  . .        6,180       9,488       12,704
                                             ------     -------      -------
                                             57,548      70,959       76,850
                                             ------      ------      -------
   Operating income from continuing
    operations   . . . . . . . . . . .        9,756       5,338       15,742
   Other income (expense):
    Interest expense   . . . . . . . .       (1,531)     (2,245)      (2,829)

    Other income   . . . . . . . . . .          228          27          610
                                             ------      ------      -------
   Income from continuing operations
    before income taxes  . . . . . . .        8,453       3,120       13,523
   Provision for income taxes  . . . .        3,343       1,389        5,609
                                            -------     -------      -------
   Income from continuing operations .        5,110       1,731        7,914
   Discontinued operations (Note 3):
    Income (loss) from discontinued
     operations, net of income tax   .           56        (693)          -
    Estimated loss on disposition of
     discontinued operations, net of             -       (5,042)        (329)
     income tax  . . . . . . . . . . .
                                             ------     -------     --------
     Net income (loss)   . . . . . . .     $  5,166    $ (4,004)    $  7,585
                                            =======     =======     ========

   Earnings per share:
    Income from continuing operations        $  .42     $   .13      $   .59
    Income (loss) from discontinued
     operations  . . . . . . . . . . .           -         (.43)        (.03)
                                             ------      ------      -------
     Net income (loss)   . . . . . . .        $ .42      $ (.30)      $  .56
                                               =====      =====       =======
   Weighted average number of common
    and common equivalent shares
    outstanding  . . . . . . . . . . .   12,213,233  13,533,582   13,474,034
                                         ==========  ==========   ==========


   The accompanying notes are an integral part of these financial statements.

                            SUPERIOR SERVICES, INC.

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT


                                                                             Additional
                                                   Common Stock               Paid-In            Retained
                                                Shares      Amount            Capital            Earnings       Total
                                                             (In Thousands, except share amounts)

   Balance at December 31, 1992  . .          390,000        $       8         $  5,022       $  3,155         $  8,185
    Net income   . . . . . . . . . .               -                -                -           5,166            5,166
    Convertible preferred stock
     issuance costs  . . . . . . . .               -                -            (1,168)            -            (1,168)
    Issuance of common stock   . . .          915,205               18           21,603             -            21,621
    Capital contributions  . . . . .               -                -               221             -               221
    Subchapter S distributions   . .               -                -            (1,103)            -            (1,103)
    Twenty-for-one stock split   . .        8,638,417              173             (173)            -                -
                                           ----------        ---------       ----------     ----------        ---------
   Balance at December 31, 1993  . .        9,943,622              199           24,402          8,321           32,922
    Net loss   . . . . . . . . . . .               -                -                -          (4,004)          (4,004)
    Issuance of common stock   . . .           34,098                1              412             -               413
                                           ----------       ----------       ----------    -----------        ---------
   Balance at December 31, 1994  . .        9,977,720              200           24,814          4,317           29,331
    Net income   . . . . . . . . . .               -                -                -           7,585            7,585
    Other  . . . . . . . . . . . . .          (90,905)              (2)            (912)            -              (914)
                                           ----------       ----------        ---------     ----------       ----------
   Balance at December 31, 1995             9,886,815         $    198          $23,902        $11,902          $36,002
                                           ==========        =========       ==========     ==========        =========


   The accompanying notes are an integral part of these financial statements.

                            SUPERIOR SERVICES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                  Year ended December 31
                                                 1993       1994      1995
                                                     (In Thousands)

   Operating activities
   Net income (loss) . . . . . . . . . . . .    $ 5,166  $ (4,004)   $ 7,585
   Adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities:
    Estimated loss on disposition of
     discontinued operations   . . . . . . .         -      5,940         -
    Depreciation and amortization  . . . . .      6,963     9,488     12,704
    Deferred income taxes  . . . . . . . . .         35    (1,556)      (557)
    (Gain) loss on sale of assets  . . . . .         -        630       (204)
    Change in operating assets and
     liabilities, net of effects of acquired
     businesses:
     Accounts receivable   . . . . . . . . .     (3,512)   (1,556)      (455)
     Prepaid expenses and other current
      assets   . . . . . . . . . . . . . . .     (1,482)       14      2,661
     Accounts payable and accrued expenses           81     1,075      2,429

     Disposal site closure and long-term
      care obligation  . . . . . . . . . . .      1,719       397      2,628
     Other   . . . . . . . . . . . . . . . .          -         -     (1,101)
                                                --------  --------  ---------
             Net cash provided by operating
                activities   . . . . . . . .       8,970    10,428     25,690

   Investing activities
   Acquisition of businesses and landfill
    under development, net of cash acquired     (12,010)   (5,323)    (1,651)
   Purchases of property and equipment . . .    (12,368)  (15,923)   (11,552)
   Proceeds from sale of discontinued
    operations   . . . . . . . . . . . . . .         -         -       4,295
   Proceeds from sale of property and
    equipment  . . . . . . . . . . . . . . .         -      2,047      1,471
   Funds held in trust . . . . . . . . . . .          -    (1,755)    (1,549)
                                                --------  --------   --------
    Net cash used in investing activities  .    (24,378)  (20,954)    (8,986)
   Financing activities
   Net decrease in short-term borrowings . .     (3,052)       -          -
   Proceeds from long-term debt  . . . . . .     30,910    20,536      5,645

   Payments of long-term debt  . . . . . . .    (19,230)  (10,998)   (23,010)
   Issuance of convertible preferred stock,
    net of issuance costs  . . . . . . . . .     14,178        -          -
   Capital contributions . . . . . . . . . .        100        -          -
   Cash distributions to shareholders  . . .     (5,447)       -          -
                                                --------  --------  ---------

    Net cash provided by (used in) financing
     activities  . . . . . . . . . . . . . .     17,459     9,538    (17,365)
                                                 -------  --------   --------
   Net increase (decrease) in cash and cash
    equivalents  . . . . . . . . . . . . . .      2,051      (988)      (661)

   Cash and cash equivalents at beginning of
    year   . . . . . . . . . . . . . . . . .        971     3,022      2,034
                                                 -------  --------   --------
   Cash and cash equivalents at end of year     $ 3,022  $  2,034    $ 1,373
                                                 ======   =======    =======



   The accompanying notes are an integral part of these financial statements.

                             SUPERIOR SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1995

   1. Organization and Basis of Presentation

        Superior Services, Inc. (Superior or the Company) is an integrated waste management services company providing a range of collection, transfer, transportation, disposal and recycling services to generators of solid waste and special waste, primarily in Wisconsin and adjacent states.

        In October 1992, Superior entered into a merger agreement with the shareholders of three groups of waste management companies (collectively, the Predecessor Companies) whereby Superior acquired all the outstanding shares of the Predecessor Companies in exchange for 7,800,000 shares of Superior common stock (the Consolidation). In connection with the Consolidation, certain notes payable to shareholders and officers and the related accrued interest were contributed to capital by the Predecessor Companies' shareholders and certain of the Predecessor Companies made cash distributions to their shareholders. In addition, distributions of $1,28-2,000 to certain of the Predecessor Companies' shareholders were recorded in 1992 to reflect certain assets of the Predecessor Companies that were not acquired by Superior. The Consolidation has been accounted for as a combination of the Predecessor Companies at historical cost. The Company determined that purchase accounting (as prescribed by Accounting Principles Board Opinion No. 16) was not applicable to the Consolidation as no one Predecessor Companies' shareholders acquired a controlling ownership or management interest in the combined companies after the Consolidation. Accordingly, assets and liabilities are reflected at their historical values and the equity balances prior to 1993 reflect the combined Predecessor Companies' balances.

        The accompanying consolidated financial statements include the accounts of Superior and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

   Unaudited Pro Forma Shareholders' Investment

        Pro forma amounts of shareholders' investment at December 31, 1995 have been presented to reflect the automatic conversion of the 331,789 shares of Series A Convertible Preferred Stock into 3,317,890 shares of common stock upon closing of the public offering.

   2. Accounting Policies and Selected Balance Sheet Information

    Revenue Recognition

        The Company generates revenue principally by providing collection, transportation, recycling and disposal services to generators of solid and special waste. Revenues are recorded as services are provided. Certain customers are billed in advance and, accordingly, recognition of the related revenues is deferred until the services are provided.

        The Company grants credit to the majority of its customers. Potential loss amounts associated with the granting of credit are included in management's estimate of the allowance for doubtful accounts, $553,000 and $676,000 at December 31, 1994 and 1995, respectively. It is not the policy of the Company to require collateral from its customers in order to obtain credit.

    Prepaid Expenses and Other Current Assets

     Prepaid expenses and other current assets consist of the following:

                                               December 31
                                           1994           1995
                                               (In Thousands)

   Inventories and supplies              $  630        $   688
   Performance and bid bonds              1,254            574
   Refundable income taxes                  319             -
   Deferred income taxes                    760            507
   Other prepaid expenses                 1,220          1,057
                                         ------         ------
                                         $4,183         $2,826
                                         ======         ======

     Property and Equipment

        Property and equipment are stated at cost. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the respective assets.

        Landfill costs, including engineering and other professional fees, are amortized using the units-of-production method, which is calculated using the total units of airspace filled during the year in relation to total estimated permitted airspace capacity. The determination of airspace usage and remaining airspace is an essential component in the calculation of landfill asset depletion. This determination is performed by conducting annual topographic surveys, typically done in the fourth quarter using aerial survey techniques, of the Company's landfill facilities to determine remaining airspace in each landfill. The surveys are reviewed by the Company's consulting engineers, the Company's internal engineering staff and its accounting staff. The reevaluation process did not significantly impact results of operations for any year presented.

        Engineering and legal fees paid to third parties incurred to obtain a disposal facility permit are capitalized as landfill costs and amortized over the estimated related airspace capacity. These costs are not amortized until the permit is obtained and operations have commenced. If the Company determines that the facility cannot be developed, these costs are charged to expense.

     Intangible Assets

        Intangible assets primarily consist of goodwill and covenants not to compete, acquired in business acquisitions. Goodwill is being amortized over a 15- to 25-year period. Covenants not to compete are being amortized over 3- to 10-year periods. Should events or circumstances occur subsequent to the acquisition of a business which bring into question the realizable value or impairment of the related goodwill, the Company will evaluate the remaining useful life and balance of goodwill and make appropriate adjustments in accordance with FASB Statement No. 121.

     Intangible assets consist of the following:

                                                December 31
                                              1994           1995
                                                (In Thousands)

   Goodwill                               $  6,513       $  7,586
   Covenants not to compete                  4,701          4,317
   Other                                     1,683          2,022
                                            ------         ------
                                            12,897         13,925
   Less accumulated amortization             2,577          2,965
                                            ------         ------
                                           $10,320        $10,960
                                            ======         ======

     Disposal Site Closure and Long-Term Care

        The Company also has material financial obligations relating to closure and post-closure costs (long-term care) or remediation of disposal facilities it operates or for which it is or may become responsible. While the precise amounts of these future obligations cannot be determined, at December 31, 1995, the Company estimates the total costs to be approximately $32 million for remediation, final closure of its current operating facilities and post-closure monitoring costs pursuant to applicable regulations (generally for a term of 30 to 40 years after final closure). The Company's estimate of these costs is expressed in current dollars and is not discounted to reflect anticipated timing of future expenditures. The Company had accrued approximately $17,451,000 and $20,079,000 for such projected costs at December 31, 1994 and 1995, respectively. The Company will provide additional accruals based on engineering estimates of consumption of airspace over the useful lives of the facilities.

        Restricted funds held in trust at December 31, 1994 and 1995, consist of amounts on deposit with various regulatory bodies and an environmental protection policy which support the Company's financial assurance obligations for its facilities closure and post-closure cost.

     Income Taxes

        Effective January 1, 1993, Superior adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The adoption of SFAS No. 109 had no cumulative effect on the financial position of the Company as of January 1, 1993.

     Consolidated Statements of Cash Flows

        For purposes of the consolidated statements of cash flows, all short-term investments with maturities of three months or less are considered cash equivalents. Supplemental disclosures of cash flow information for each of the three years are as follows:


                                                 December 31
                                          1993         1994      1995
                                                 (In Thousands)

   Interest paid                         $1,875       $2,393     $2,949
   Income taxes paid                      2,992        1,820      4,680


        The effects of noncash transactions related to business combinations are disclosed in Note 4.

      Earnings Per Share

        Earnings per share (EPS) computations are based on the weighted average number of shares of common stock outstanding and include the dilutive effect of stock options using the treasury stock method (using the initial public offering price of $11.50 per share). The weighted average number of shares of common stock includes the effect of the issuance of 3,317,890 shares of common stock upon the automatic conversion of the outstanding Series A Convertible Preferred Stock upon closing of a public offering. Shares of common stock held in escrow pursuant to the indemnification agreements discussed in Note 10 are included in the number of shares issued and outstanding for all years presented. The weighted average number of shares of common stock has been adjusted to reflect the one-for-two reverse stock split, effective upon the closing of a public offering (See Note 7).

        Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, stock options granted by the Company during 1995 (12 months immediately preceding the initial filing of a Registration State-
   ment) have been included as common stock equivalents as if they were outstanding for all periods presented, whether or not dilutive, because the sale or option price per share was below the IPO price per share.

      Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, investments in closure trust funds, trade payables and debt instruments. The book values of cash and cash equivalents, trade receivables, investments in closure trust funds and trade payables are considered to be representative of their respective fair values. None of the Company's debt instruments that are outstanding as of December 31, 1995, have readily ascertainable market values; however, the carrying values are considered to approximate their respective fair values. See Note 6 for the terms and carrying values of the Company's various debt instruments.

      Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Stock Compensation

        The Company accounts for employee stock compensation (e.g., stock options) in accordance with APB Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees." Under APB No. 25, the total compensation expense recognized is equal to the difference between the award's exercise price and the underlying stock's market price (referred to as "intrinsic value") at the measurement date, which is the first date that both the exercise price and number of shares to be issued is known.

        SFAS No. 123, "Accounting for Stock-Based Compensation," is effective January 1, 1996. As permitted under SFAS No. 123, the Company has tentatively decided to continue accounting for employee stock compensation under the APB No. 25 rules, but will disclose pro forma results using the new standard's alternative accounting treatment, which calculates the total compensation expense to be recognized as the fair value of the award at the date of grant for effectively all awards.

   Pending Accounting Change

        In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets where disposal is expected. The Company will adopt SFAS No. 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

      Reclassifications

        Certain reclassifications have been made to the 1993 and 1994 financial statements to conform to the 1995 presentation.

   3.   Discontinued Operations

        As of September 30, 1994, Superior made the determination that substantially all of its construction and biomedical waste operations would be sold or closed in order to focus on its solid and special waste operations. The sale or disposition of construction operations was completed by the end of 1995. The sale of biomedical waste operations is in final negotiations and is expected to be completed in the first quarter of 1996.

        During 1995, the equipment related to the construction operations was sold at auction for approximately $4.3 million in cash. The estimated loss on disposition of the discontinued operations for the year ended December 31, 1995, was $329,000, net of a tax benefit of $220,000, resulting from a change in estimates regarding the realizable value of assets held for sale and operating losses through the date of disposal.

        The detail of net assets related to the discontinued operations which have been segregated in the December 31, 1994 and 1995, consolidated balance sheets is as follows:


                                          December 31
                                       1994            1995
                                          (In Thousands)

   Accounts receivable               $ 1,982         $ 835
   Property and equipment              6,182           881
   Other assets                          868            54
   Accounts payable                     (720)         (221)
   Accrued liabilities                  (726)         (461)
   Long-term obligations              (1,210)         (239)
                                      ------         -----
                                     $ 6,376         $ 849
                                      ======         =====


   The operating results have been reported separately as discontinued operations in the consolidated statements of operations, as follows:


                                                      December 31
                                               1993      1994        1995
                                                      (In Thousands)

   Revenues                                  $6,408     $ 7,271    $   -
   Interest allocated                           346         295        -
   Income (loss) before income taxes             93      (1,064)       -
   Income tax expense (benefit)                  37        (371)       -
   Net income (loss) from discontinued
     operations                                  56        (693)
   Estimated loss on disposition
    of discontinued operations,
    net of tax                                   -       (5,042)     (329)


        Interest expense has been allocated based on the ratio of the operating assets of the discontinued operations to the total operating assets of Superior.

        The estimated loss on disposition of the discontinued operations as of December 31, 1994, includes approximately $4,650,000 of estimated losses on disposition, net of income taxes of $1,290,000, and these operations' operating losses incurred in the fourth quarter of 1994 and an estimate of losses through the date of expected disposition of approximately $392,000, net of income taxes of approximately $209,000.

        Discontinued operations include management's best estimates of the amounts expected to be realized on the sale of its construction and biomedical waste operations. The estimates are based on an analysis of the facilities, including recent sales comparisons to property and equipment.

   4.    Acquisitions

        During 1995, the Company acquired four businesses which were accounted for as purchases. The results of operations of the acquired businesses have been included in the Company's consolidated financial statements from their respective acquisition dates. Aggregate consideration for these acquisitions was approximately $3.3 million, consisting of $1,651,000 in cash and $1,609,000 in notes payable.

        During 1994, the Company acquired six businesses, including one operating landfill, which were accounted for as purchases. The results of operations of the acquired businesses have been included in the Company's consolidated financial statements from their respective acquisition dates. Aggregate consideration for these acquisitions was approximately $5,732,000, consisting of $5,323,000 in cash and 34,098 shares of common stock.

        During 1993, the Company acquired nine businesses and a landfill under development which were accounted for as purchases. The results of operations of the acquired businesses have been included in the Company's consolidated financial statements from their respective acquisition dates. Aggregate consideration for these acquisitions was approximately $33,952,000, consisting of $12,010,000 in cash and 2,143,622 shares of common stock. The landfill under development was partially owned by certain of the Company's shareholders. These shareholders received consideration of $3,794,000, consisting of $221,000 in cash and 464,480 shares of common stock.

        The 1993, 1994 and 1995 acquisitions had the following effects on cash (in thousands):


                                             1993       1994        1995
    Fair value of assets acquired
     (net of cash received)               $(53,909)   $(10,601)     $(3,260)
    Fair value of liabilities assumed       20,278       4,865          -
                                           -------    --------      -------
                                           (33,631)     (5,736)      (3,260)
    Issuance of notes payable                   -             -       1,609
    Issuance of stock                       21,621        413           -
                                          --------     -------     --------
    Net effect on cash                    $(12,010)  $  (5,323)    $ (1,651)
                                          ========    ========     ========


        The fair value of assets acquired includes goodwill and covenants not to compete valued at approximately $9.3 million, $1.6 million and $1.1 million in 1993, 1994 and 1995, respectively. The fair value of liabilities assumed in 1993 and 1994 include approximately $5.7 million and $3.2 million, respectively, related to long-term care and closure liabilities of existing landfills.

        As an integral part of certain acquisitions, the former shareholders signed noncompetition agreements and, in certain situations, key management members entered into employment agreements to continue in the management of these businesses. Costs associated with these agreements are charged to operations over their respective lives.

        During 1995, 90,905 shares of common stock were returned to the Company as the result of final valuations pertaining to previous acquisitions. The Company retired these shares.

   5.   Property and Equipment

        Property and equipment consists of the following:


                                                      December 31
                                                   1994
                                                              1995
                                                     (In Thousands)

   Land and land improvements                   $ 47,150    $ 49,210
   Buildings and leasehold improvements            8,776      11,081
   Vehicles and equipment                         51,744      59,428
                                                 -------     -------
                                                 107,670     119,719
   Less accumulated depreciation and
     amortization                                 27,078      38,693
                                                 -------     -------
                                                $ 80,592    $ 81,026
                                                 =======     =======


        Landfill costs of approximately $43,800,000 and $46,580,000 are included in land and land improvements at December 31, 1994 and 1995, respectively. Landfill costs include land held for development, representing various landfill properties with an aggregate cost of approximately $23,595,000 and $24,635,000 at December 31, 1994 and 1995,
   respectively, which is not being amortized. There was no interest capitalized during 1993 or 1995 related to land being actively developed. Interest of $332,000 was capitalized during 1994 related to land being actively developed.

   6.   Long-Term Debt

        Long-term debt consists of the following:


                                                December 31
                                              1994       1995
                                                (In Thousands)

   Revolving credit facility               $28,043      $16,500
   Equipment loan facilities                 9,959        5,688
   Industrial revenue bonds at fixed
    interest rates of 9.00% to 9.50%           738          588
   Equipment loans payable at fixed rates
    of 6.9% to 10.2%                           531          310
   Other                                       542          333
                                           -------      -------
   Total long-term debt                     39,813       23,419
   Less current maturities                   4,019        3,251
                                           -------      -------
                                           $35,794      $20,168
                                           =======      =======

        The Company's revolving credit facility provides for a borrowing capacity up to a maximum of $50,000,000, including letters of credit. Availability under this facility is based on the Company's liquidity, cash flow and leverage. Interest is payable monthly based on the agent bank's base rate, or quarterly based on a Eurodollar borrowing rate plus a margin, depending upon how advances are drawn. The facility had a weighted average interest rate of 9.10% and 9.03% at December 31, 1994 and 1995, respectively, and matures in September 1998. In addition to the outstanding borrowings, the Company had approximately $323,000, and $1,257,000 in letters of credit issued under the facility at December 31, 1994 and 1995, respectively. This facility is collateralized by substantially all of the Company's assets. The facility has provisions for the maintenance of certain financial ratios and other requirements, including a prohibition on the payment of cash dividends.

        At December 31, 1994 and 1995, the Company had borrowings outstanding under equipment loan facilities with a weighted average interest rate of 6.78% and 7.09%, respectively. Principal and interest payments are due monthly with maturities of up to five years.

        Maturities of long-term debt, including amounts under the revolving credit facility, for each of the years succeeding December 31, 1995, are as follows (in thousands):

     Year ending December 31:
        1996                               $ 3,251
        1997                                 1,540
        1998                                17,827
        1999                                   606
        2000                                    11
        Thereafter                             184


   7.   Preferred Stock and Shareholders' Investment

     Preferred Stock

        Superior is authorized to issue up to 500,000 shares of preferred stock which the Board of Directors has designated as Series A Convertible Preferred Stock (Series A Preferred Stock). In February 1993, the Company issued 331,789 shares of Series A Preferred Stock for $15,000,000 to an investor group pursuant to a Series A Convertible Preferred Stock Purchase Agreement (the Agreement). The Series A Preferred Stock is entitled to 10% cumulative annual dividends ($4,375,000 at December 31, 1995), which have not been declared or recorded. The Series A Preferred Stock is convertible into common stock of Superior (3,317,890 shares at December 31, 1995). The Series A Preferred Stock is redeemable at the option of the holder com-mencing in 1998 and is mandatorily redeemable in the event of a qualified public offering, as defined; however, contingent upon the closing of the Company's proposed 1996 qualified public offering, all of the holders have irrevocably exercised their conversion rights prior to such redemption. Upon the conversion of the Series A Preferred Stock in connection with a public offering, all cumulative dividends are to be defeased.

        The terms of the Agreement also provide to the preferred stockholders rights to elect, as a class, two directors; veto rights over certain corporate actions; option rights and preferential registration rights. The option rights currently provide the preferred shareholders with an option to acquire 162,500 shares of common stock at $7.70 per share.

     Common Stock

        In September 1993, Superior's Board of Directors authorized a 20-for-1 stock split. On January 5, 1996, the Company's Board of Directors declared a one-for-two reverse stock split, effective on the date of a public offering. All common shares, per share, weighted average shares outstanding and stock option data have been adjusted to reflect these stock splits.

     Stock Options

        On September 16, 1993, Superior adopted an incentive stock option plan (the ISO Plan) under which options for the purchase of up to 335,000 shares may be granted at exercise prices no less than the estimated fair market value of the common stock on the date of grant. The options generally become exercisable 25% after one year and an additional 6.25% for each quarter thereafter. After four years, all options are exercisable. At December 31, 1995, there were 223,795 shares available for grants under the ISO Plan. The Company has also issued options under a nonqualified stock option plan to certain of its executives. These options have various vesting schedules.

        Transactions with respect to these plans for each of the three years in the period ended December 31, 1995, are summarized as follows:

                                             Nonqualified Plan               ISO Plan
                                           Price       Number          Price           Number
                                           Range       of Shares       Range           of Shares

   Outstanding at December 31, 1992    $   7.70          432,760    $    -               -
    Granted                                7.70          182,040       12.00          112,839
                                         ---------       -------     ----------       -------
   Outstanding at December 31, 1993        7.70          614,800       12.00          112,839
    Granted                                  -               -         12.00           60,417
    Canceled                                 -               -         12.00          (29,583)
                                        ----------       -------     ----------       -------
   Outstanding at December 31, 1994        7.70          614,800       12.00          143,673
    Granted                             7.70-11.00       542,893     7.70-12.00        34,573
    Canceled                               7.70         (203,650)      12.00          (67,041)
                                        ----------      --------     ----------       -------
   Outstanding at December 31, 1995    $7.70-11.00       954,043    $7.70-12.00       111,205
                                        ==========      ========     ==========       =======
   Shares exercisable at
    December 31, 1995                                    904,213                       52,408
                                                        ========                      =======

   8.   Employee Benefit Plans

        Prior to April 1, 1994, the Company had certain defined contribution plans resulting from the merger of the Predecessor Companies which covered substantially all of their employees and provided for discretionary contributions. Effective April 1, 1994, the Company adopted a contributory 401(k) plan that covers substantially all of its employees. Contributions made by the Company under the various plans were $169,000, $164,000 and $205,000, for the years ending December 31, 1993, 1994 and 1995, respectively.

   9.   Income Taxes

        The provisions for income taxes attributable to continuing operations for the years ended December 31, consist of the following:

                                1993        1994      1995
                                     (In Thousands)

   Current:
   Federal                     $2,384    $   998     $4,805
   State                          924        634      1,239
                                -----     ------      -----
                                3,308      1,632      6,044
   Deferred:
   Federal                        246         18       (344)
   State                         (211)      (261)       (91)
                               ------     ------     ------
                                   35       (243)      (435)
                               ------     ------     ------
   Total                       $3,343     $1,389     $5,609
                               ======     ======     ======


        The difference in the provisions for income taxes attributable to continuing operations and the amounts determined by applying the federal statutory rate of 34% for 1993 and 1994, and 35% for 1995, to income from continuing operations before income taxes for the years ended December 31 are as follows:


                                1993        1994      1995
                                     (In Thousands)


   Tax at statutory rate       $2,874     $1,061     $4,733
   State income taxes             469        246        698
   Other                           -          82        178
                                -----      -----      -----
                               $3,343     $1,389     $5,609
                                =====      =====      =====


        Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes.

        The deferred income tax balances consist of the following:

                                                     December 31
                                                1994             1995
                                                     (In Thousands)
   Deferred tax liabilities:
    Property and equipment
     basis differences                          $15,125           $13,474
    Cash to accrual adjustment                      438               220
    Other                                           395               532
                                                -------          --------
     Total deferred tax liabilities              15,958            14,226
   Deferred tax assets:
    Closure and long-term care obligations        1,679             1,742
    Expenses and provisions for losses
     on discontinued operations not
     currently deductible                         1,440                -
    Other expenses not currently deductible         740               958
    State and federal net operating loss
     carryforwards                                  599               470
    Other                                           104               217
                                                -------           -------
     Total deferred tax assets                    4,562             3,387

   Valuation allowance for deferred
    tax assets                                     (235)             (235)
                                                -------           -------
   Net deferred tax assets                        4,327             3,152
                                                -------           -------
   Net deferred tax liabilities                 $11,631           $11,074
                                                =======           =======

        The Company increased its valuation allowance for deferred tax assets by $235,000 during 1994. At December 31, 1995, the Company has net operating loss carryforwards of approximately $9.4 million for state income tax purposes which expire in 2008 and 2009.

   10.  Commitments and Contingencies

        Rent expense under operating leases was $259,000 in 1993, $443,000 in 1994 and $400,000 in 1995. The following is a schedule by years of future minimum rental payments required under the various operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1995 (in thousands):

     Year ending December 31:
        1996                       $272
        1997                        186
        1998                        116
        1999                         10
        2000                          5

        The Consolidation agreement entitles certain shareholders to receive additional consideration from the Company in the event of future permitted landfill expansion at two sites. For permitted vertical expansion, the additional consideration is $2.00 per cubic yard, less associated permitting costs. For permitted horizontal expansion, the additional consideration is $.40 per cubic yard, less associated permitting costs, not to exceed $2,000,000 per site. As of December 31, 1995, there has been no permitted expansion at either landfill site.

        In connection with certain landfill acquisitions, the sellers are entitled to receive additional consideration from the Company, if regulatory approval, as defined, is obtained for expansions of permitted air space. For permitted vertical and horizontal expansion, the additional consideration varies between approximately $.40 and $.80 per cubic yard, less associated costs. These amounts, if any, will be capitalized when paid or payable as additional purchase price. As of December 31, 1995, there has been no permitted expansion at any of these landfill sites.

        Two of the Company's subsidiaries have been named by the Wisconsin Department of Natural Resources (WDNR) as potentially responsible parties
   (PRPs) as a result of their use of a closed landfill. The closed landfill has been identified by the WDNR to have caused groundwater contamination, including the contamination or potential contamination of local drinking water wells. The Company's subsidiaries allegedly transported industrial waste for third party generators to the site in the 1970's. A group of PRPs has conducted an extensive investigation of the environmental conditions at the site and performed interim remedial action including the installation of an improved landfill cap. In January 1994, the WDNR issued notices to the PRPs, including the Company's subsidiaries, requiring that they agree to undertake additional remedial action, including the exten-sion of a municipal water supply system to replace the contaminated wells. As of December 31, 1995, total costs for the investigation of environmental conditions at the site and interim remedial action performed to date have been approximately $2.0 million, and the WDNR has estimated the total costs of future phases of remediation at the site will be approximately $4.0 million. The PRPs have not agreed to the plan for either additional interim action or final remedial action nor have the Company's subsidiaries negotiated their allocable share of the cost of interim or final remediation action with the other PRPs. The Company's subsidiaries' allocable share of these costs cannot be reasonably estimated. In addition, the subsidiaries have been named as defendants in a suit commenced by a group of residents living in the vicinity of the landfill which suit alleges that private drinking water wells have been contaminated by the releases of pollutants from the site. Under the terms of the Consolidation Agreement, the Company is entitled to indemnification in various limited and unlimited amounts from the former shareholders of the subsidiaries against liabilities arising out of the site. Such indemnification obligations are secured by escrowed Common Stock issued in the Consolidation. In addition, the Company's subsidiaries have tendered the defense of the residents' suit to the general liability insurance carriers which provided coverage during the relevant periods. One of the insurers has accepted the defense of the subsidiaries in the residents' suit, subject to a reservation of rights. Neither the total costs of remediation at the site nor the subsidiaries' potential liability in the residents' suit can be reasonably estimated as of the date of this report. The Company has not established a specific financial reserve for potential costs relating to this remediation or the residents' suit. The Company currently believes that ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition or results of operations.

        In connection with an acquisition in March 1993, the Company was required to accept the transfer of an adjacent closed landfill that is listed on the National Priorities List (NPL). A remedial investigation performed by the PRPs (including the Company) has determined the scope and nature of the contamination at the site and the PRPs have submitted a feasibility study to the EPA and WDNR which describes the alternatives for remediating the associated groundwater contamination. The WDNR has formally approved the remedial alternative recommended by the PRPs which calls for the installation of two to four additional gas extraction wells (which would be connected to the existing gas extraction system at the site) and continued groundwater monitoring. As of December 31, 1995, the estimated one-time capital costs for the additional extraction wells was $107,000, together with estimated annual operating, maintenance and monitoring costs for the new extraction wells, the landfill cap, the existing gas extraction system and groundwater monitoring system of $90,000. The operating duration of the proposed remediation is uncertain, but could be 30 years or longer. In December 1995, the Company entered into a settlement agreement with certain of the PRPs which allocates the costs of the remediation. Under the settlement agreement, two generator PRPs agreed to contribute a total of 38% of future costs for remedial action and the annual operating, maintenance, and monitoring costs related to the site. Additional generator PRPs may join in the settlement agreement, which would further reduce the share of costs allocated to the Company and the former owners of the closed landfill. The seller has agreed to indemnify the Company up to $2.8 million for any site liabilities, including the annual costs of operating, maintaining and monitoring the closed landfill and any costs the Company may incur as a PRP. The seller's potential indemnification obligation is collateralized currently by 266,667 shares of the Company's stock held in escrow. The $2.8 million recoverable from the seller is included in other assets. The Company has established reserves which it believes are adequate to cover the estimate of identified potential remediation costs.

        The Company carries a range of insurance, including a commercial general liability policy and a property damage policy. The Company maintains a limited environmental impairment liability policy on its landfills and transfer stations that provides coverage, on a "claims made" basis, against certain third party off-site environmental damage. There can be no assurance that the limited environmental impairment policy will remain in place or provide sufficient coverage for existing, but not yet known, third party, off-site environmental liabilities. The Company is also a party to various legal proceedings arising in the normal course of business. The Company believes that the ultimate resolution of these other matters will not have a material adverse effect on the Company's financial condition or results of operations.

   11.  Related-Party Transaction

        At December 31, 1994 and 1995, the Company has notes receivable outstanding from certain of its shareholders, officers and other affiliates of $1,878,000 and $1,007,000, respectively, included in other assets.

        The Company purchases trucking and other related services from Edler & Sons Trucking and Excavating, Edler Brothers Trucking, and certain other affiliates of Gary G. Edler and his immediate family. Mr. Edler is an executive officer and director of the Company. For such services, the Company (and its predecessors) paid such entities, in the aggregate $160,789 in 1993, $196,275 in 1994 and $671,534 in 1995. The Company be-
   lieves such arrangements were on terms no less favorable to the Company than could be obtained from an unaffiliated third party.


                             SUPERIOR SERVICES, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
               (In Thousands, Except Share and Per Share Amounts)

                                                December 31,      March 31,
                                                    1995              1996
                                                                  (Unaudited)
   ASSETS
     Current assets:
       Cash and cash equivalents                    $1,373          $18,875
       Trade accounts receivable                    14,518           14,443
       Prepaid expenses and other current
        assets                                       2,826            2,523
       Net assets of discontinued operations           849              920
                                                   -------          -------
     Total current assets                           19,566           36,761

     Property and equipment, net                    81,026           80,995
     Restricted funds held in trust                  7,009            7,613
     Other assets                                    4,202            4,256
     Intangible assets, net                         10,960           11,455
                                                   -------          -------
     Total assets                                 $122,763         $141,080
                                                   =======          =======
   LIABILITIES AND SHAREHOLDERS' INVESTMENT
     Current liabilities:
       Current maturities of long-term debt         $3,251           $2,048
       Trade accounts payable                        4,737            4,155
       Accrued payroll and related expenses          2,329            1,398
       Other accrued expenses                        3,494            3,849
       Accrued income taxes                          1,045              508
                                                   -------          -------
     Total current liabilities                      14,856           11,958

     Long-term debt, net of current maturities      20,168            1,952
     Disposal site closure and long-term care
      obligations                                   20,079           20,680
     Deferred income taxes                          11,581           11,297
     Other liabilities                               5,077            5,596

     Commitments and Contingencies

     Convertible preferred stock                    15,000              -

     Shareholders' investment:
       Common stock, $.01 par value; 100,000,000
         shares authorized; 9,886,815 and
         16,737,205 issued and outstanding,
         respectively                                  198              167

       Additional paid-in capital                   23,902           76,163
       Retained earnings                            11,902           13,267
                                                  --------         --------
     Total shareholders' investment                 36,002           89,597
                                                  --------         --------
     Total liabilities and shareholders'
      investment                                  $122,763         $141,080


   The accompanying notes are an integral part of these financial statements.

                             SUPERIOR SERVICES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               (In Thousands, Except Share and Per Share amounts)
                                   (Unaudited)

                                         For the three months ended March 31,
                                                  1995            1996

   Revenues                                     $20,341          $22,315

   Expenses:
     Cost of operations                          11,259           12,378
     Selling, general and administrative
      expenses                                    3,643            4,060
     Depreciation and amortization                2,776            3,432
                                                -------          -------
                                                 17,678           19,870
                                                -------          -------
   Operating income from continuing operations    2,663            2,445

   Other income (expense):
     Interest expense                              (851)            (390)
     Other income                                   423              268
                                                -------          -------
   Income from continuing operations before
    income taxes                                  2,235            2,323
   Provision for income taxes                       944              958
                                                -------          -------
   Income from continuing operations              1,291            1,365

   Discontinued operations:
     Income from disposition of discontinued
      operations, net of income tax                   5              -
                                                -------          -------
   Net income                                   $ 1,296           $1,365
                                                =======          =======
   Earnings per share:
     Income from continuing operations            $0.09            $0.10
     Income from discontinued operations            -                -
                                                 ------           ------
   Net income                                     $0.09            $0.10
                                                  =====            =====
   Weighted average number of common and
    common equivalent shares outstanding     13,586,524       14,082,519
                                             ==========       ==========


   The accompanying notes are an integral part of these financial statements.

                             SUPERIOR SERVICES, INC.
                        CONDENSED CONSOLIDATED STATEMENTS
                           OF SHAREHOLDERS' INVESTMENT
                      (In Thousands, Except Share Amounts)
                                   (Unaudited)


                                                           Additional

                                           Common Stock      Paid-In     Retained
                                       Shares      Amount    Capital     Earnings     Total

   Balance at December 31, 1995       9,886,815       $99     $24,001     $11,902    $36,002
     Net Income                            -           -         -          1,365      1,365
     Conversion of convertible
       preferred stock                3,317,890        33      14,967         -       15,000
     Issuance of common stock,
       net                            3,532,500        35      37,195         -       37,230
                                     ----------    ------      ------     -------    -------
   Balance at March 31, 1996         16,737,205      $167     $76,163     $13,267    $89,597
                                     ==========    ======      ======     =======    =======


   The accompanying notes are an integral part of these financial statements.

                             SUPERIOR SERVICES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in Thousands)
                                   (Unaudited)

                                                         For the three months
                                                             ended March 31,
                                                           1995         1996
   OPERATING ACTIVITIES
   Net income                                            $1,296       $1,365
   Adjustments to reconcile net income to net cash
    provided by operating activities:
     Depreciation and amortization                        2,776        3,432
     Deferred income taxes                                  -           (284)
     Gain on sale of assets                                (205)        (128)
     Changes in operating assets and liabilities,
      net of effects of acquired businesses:
       Accounts receivable                                 (160)         577
       Prepaid expenses and other current assets          1,562          304
       Accounts payable and accrued expenses               (645)      (2,260)
       Disposal site closure and long-term care
          obligation                                        527          601
       Other                                             (1,029)         (14)
                                                        -------      -------
   Net cash provided by operating activities              4,122        3,593

   INVESTING ACTIVITIES
   Acquisition of businesses, net of cash acquired          (23)        (600)
   Purchases of property and equipment                   (2,758)      (2,847)
   Proceeds from sale of property and equipment             435          188
   Funds held in trust                                      -           (604)
                                                        -------     --------
   Net cash used in investing activities                 (2,346)      (3,863)

   FINANCING ACTIVITIES
   Net decrease in short-term borrowings                    (59)      (1,203)
   Proceeds from long-term debt                             -            -
   Payments of long-term debt                            (1,979)     (18,255)
   Issuance of common stock, net of issuance costs          -         37,230
                                                       --------     --------
   Net cash provided by (used in) financing
    activities                                           (2,038)      17,772

   Net increase (decrease) in cash and cash
    equivalents                                            (262)      17,502

   Cash and cash equivalents at beginning
    of year                                               2,034        1,373
                                                        -------     --------
   Cash and cash equivalents at end of year              $1,772      $18,875
                                                         ======      =======


   The accompanying notes are an integral part of these financial statements.

                             SUPERIOR SERVICES, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

   1.   Organization and Basis of Presentation

        Superior Services, Inc. ("Superior" or the "Company") is a regional integrated solid waste services company providing solid waste collection, transfer, recycling, and disposal services to customers primarily in Wisconsin and also in parts of Minnesota, Illinois, Iowa, and Michigan. The condensed consolidated financial statements included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). As applicable under such regulations, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The Company believes that the presentations and disclosures in the financial statements included herein are adequate to make the information not misleading. The financial statements reflect all elimination entries and normal adjustments which are necessary for a fair statement of the results for the interim periods presented. Operating results for interim periods are not necessarily indicative of the results for full years or other interim periods. It is suggested that the condensed consolidated financial statements included herein be read in conjunction with the consolidated financial statements of Superior for the year ended December 31, 1995 and the related notes thereto (the "Financial Statements") included elsewhere herein.

        The accompanying condensed consolidated financial statements include the accounts of Superior and its subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain reclassifications have been made to the 1995 financial statements to conform to the 1996 presentation.

   2.   Significant Accounting Policies

        There have been no significant additions to or changes in accounting policies of the Company since December 31, 1995. For a description of these policies, see Note 2 of Notes to Consolidated Financial Statements included elsehwere herein.

   3.   Discontinued Operations

        In May 1996, the Company completed the sale of the customer contracts and certain assets of its biomedical waste collection, transportation, and disposal operations for approximately $750,000. The biomedical waste operations have been reported as discontinued since September 1994. No material adjustments have been required to the estimated loss on disposition of these operations recorded at that time.

   4.   Acquisitions

        In late March 1996, the Company acquired two solid waste collection businesses which were accounted for as purchases. Aggregate consideration for these acquisitions was approximately $850,000, consisting of $600,000 in cash and $250,000 in notes payable. These acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the Company's financial statements from their respective dates of acquisition. Pro forma results of operations are not presented as the amounts do not differ significantly from historical Company results.

   5.   Shareholders' Investment

        In March 1996, the Company completed an initial public offering in which it issued 3,532,500 shares of common stock at a price of $11.50 per share resulting in net proceeds after deduction of underwriting discounts and commissions and other offering expenses to the Company of approximately $37,230,000.

        A one-for-two reverse stock split declared by the Company's Board of Directors became effective on March 8, 1996, the effective date of the initial public offering of the Company's common stock.

        Pursuant to the Series A Convertible Preferred Stock Purchase Agreement, the Series A Preferred Stock holders exercised their rights to convert their preferred stock into 3,317,890 shares of common stock at the time of the offering. Upon the conversion, all cumulative dividends in connection with the Preferred Stock were defeased.

        On March 8, 1996, the Company granted employees incentive stock options exercisable for 135,000 shares of common stock at an $11.50 per share exercise price. These options generally become exercisable 25% after one year and an additional 6.25% for each quarter thereafter. The Company also granted non-qualified stock options exercisable for a total of 40,000 common shares at an $11.50 per share exercise price to newly elected independent directors serving on the Company's Board of Directors. These options vest ratably over an approximate three-year period.

   6.   Commitments and Contingencies

        Two of the Company's subsidiaries have been named by the Wisconsin Department of Natural Resources (WDNR) as potentially responsible parties
   (PRPs) as a result of their use of a closed landfill. The closed landfill has been identified by the WDNR to have caused groundwater contamination, including the contamination or potential contamination of local drinking water wells. The Company's subsidiaries allegedly transported industrial waste for third party generators to the site in the 1970's. A group of PRPs has conducted an extensive investigation of the environmental conditions at the site and performed interim remedial action including the installation of an improved landfill cap. In January 1994, the WDNR issued notices to the PRPs, including the Company's subsidiaries, requiring that they agree to undertake additional remedial action, including the extension of a municipal water supply system to replace the contaminated wells. As of March 31, 1996, total costs for the investigation of environmental conditions at the site and interim remedial action performed to date have been approximately $2.0 million, and the WDNR has estimated the total costs of future phases of remediation at the site will be approximately $4.0 million. The PRPs have not agreed to the plan for either additional interim action or final remedial action nor have the Company's subsidiaries negotiated their allocable share of the cost of interim or final remediation action with the other PRPs. Therefore, the Company's subsidiaries' allocable share of these costs cannot be reasonably estimated at this time. In addition, the subsidiaries have been named as defendants in a suit commenced by a group of residents living in the vicinity of the landfill which suit alleges that private drinking water wells have been contaminated by the releases of pollutants from the site. The Company is entitled to indemnification in various limited and unlimited amounts from the former shareholders of the subsidiaries against liabilities arising out of the site. Such indemnification obligations are secured by escrowed Common Stock. In addition, the Company's subsidiaries have tendered the defense of the residents' suit to the general liability insurance carriers which provided coverage during the relevant periods. One of the insurers has accepted the defense of the subsidiaries in the residents' suit, subject to a reservation of rights. Neither the total costs of remediation at the site nor the subsidiaries' potential liability in the residents' suit can be reasonably estimated as of the date of this report. The Company has not established a specific financial reserve for the potential costs relating to this remediation or the residents' suit. The Company currently believes that ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition or results of operations.

        In connection with an acquisition in March 1993, the Company was required to accept the transfer of an adjacent closed landfill that is listed on the National Priorities List (NPL). A remedial investigation performed by the PRPs (including the Company) has determined the scope and nature of the contamination at the site and the PRPs have submitted a feasibility study to the Environmental Protection Agency and WDNR which describes the alternatives for remediating the associated groundwater contamination. The WDNR has formally approved the remedial alternative recommended by the PRPs which calls for the installation of two to four additional gas extraction wells (which would be connected to the existing gas extraction system at the site) and continued groundwater monitoring. As of March 31, 1996, the estimated one-time capital costs for the additional extraction wells was $107,000, together with estimated annual operating, maintenance and monitoring costs for the new extraction wells, the landfill cap, the existing gas extraction system and groundwater monitoring system of $90,000. The operating duration of the proposed remediation is uncertain, but could be 30 years or longer. In December 1995, the Company entered into a settlement agreement with certain of the PRPs which allocates the costs of the remediation. Under the settlement agreement, two generator PRPs agreed to contribute a total of 38% of future costs for remedial action and the annual operating, maintenance, and monitoring costs related to the site. Additional generator PRPs may join in the settlement agreement, which would further reduce the share of costs allocated to the Company and the former owners of the closed landfill. The seller has agreed to indemnify the Company up to $2.8 million for any site liabilities, including the annual costs of operating, maintaining and monitoring the closed landfill and any costs the Company may incur as a PRP. The seller's potential indemnification obligation is collateralized currently by 266,677 shares of the Company's common stock held in escrow. The $2.8 million recoverable from the seller is included in other assets. The Company has established reserves which it believes are adequate to cover the estimate of identified potential remediation costs.

        The Company carries a range of insurance, including a commercial general liability policy and a property damage policy. The Company maintains a limited environmental impairment liability policy on its landfills and transfer stations that provides coverage, on a "claims made" basis, against certain third party off-site environmental damage. There can be no assurance that the limited environmental impairment policy will remain in place or provide sufficient coverage for existing, but not yet known, third party, off-site environmental liabilities. The Company is also a party to various legal proceedings arising in the normal course of business. The Company believes that the ultimate resolution of these other matters will not have a material adverse effect on the Company's financial condition or results of operations.

        No person has been authorized to give information or make any representation not contained or incorporated by reference in this Prospectus in connection with the offer made hereby. If given or made, such information or representation must not be relied upon as having been authorized by the Company, any Selling Shareholders, or any underwriter, agent or dealer. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.


                              TABLE OF CONTENTS
                                                                     Page

   THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2

   RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . .  4

   PRICE RANGE OF COMMON STOCK . . . . . . . . . . . . . . . . . . .   14

   DIVIDEND POLICY . . . . . . . . . . . . . . . . . . . . . . . . .   14

   SELECTED CONSOLIDATED FINANCIAL AND
     OPERATING DATA  . . . . . . . . . . . . . . . . . . . . . . . .   15

   MANAGEMENT'S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS
     OF OPERATIONS . . . . . . . . . . . . . . . . . . . . . . . . .   16

   BUSINESS  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   32

   MANAGEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . .   57

   DESCRIPTION OF CAPITAL STOCK  . . . . . . . . . . . . . . . . . .   60

   OUTSTANDING SECURITIES COVERED BY
      THIS PROSPECTUS  . . . . . . . . . . . . . . . . . . . . . . .   64

   VALIDITY OF SECURITIES  . . . . . . . . . . . . . . . . . . . . .   65

   EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   65

   AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . .   65

   INDEX TO FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . .   F-1



                              2,500,000 SHARES



                                   [LOGO]



                                COMMON STOCK



                                _____________
                                 PROSPECTUS





                              ___________, 1996

                       FINANCIAL STATEMENT SCHEDULE INDEX

                                                                    Form S-4
                                                                      Page

   Independent Auditor's Report on Financial Statement Schedule  .    S-2
   Schedule II - Valuation and Qualifying Accounts . . . . . . . .    S-3


             All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements and notes thereto.

          INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENT SCHEDULE



   The Board of Directors
   Superior Services, Inc.

             We have audited the consolidated financial statements of Superior Services, Inc. as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, and have issued our report thereon dated February 2, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of the Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

             In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                      ERNST & YOUNG LLP


   Milwaukee, Wisconsin
   February 2, 1996

                SCHEDULE VIII - VALUATION AND QUALIFYING ACCOUNTS

                             SUPERIOR SERVICES, INC.
                                 (In Thousands)

              COL. A                COL. B                 COL. C                 COL. D         COL. D
                                                         ADDITIONS
                                                     (1)
                                  Balance at     Charged to         (2)
                                 Beginning of     Costs and     Charged to                   Balance at End
            DESCRIPTION             Period        Expenses    Other Accounts    Deductions      of Period

   Year ended December 31, 1995
     Allowance for doubtful
       accounts  . . . . . . .     $   553         $  718         $  (20)        $  575         $   676
     Closure and long-term care
       obligations . . . . . .      17,451          2,688             98            158          20,079
                                    ------         ------         ------         ------         -------
                                   $18,004         $3,406         $   78         $  733         $20,755
                                    ======          =====         ======         ======         =======

   Year ended December 31, 1994

     Allowance for doubtful
      accounts . . . . . . . .     $   383         $  751         $    4         $  585(1)(5)   $   553

     Closure and long-term care
      obligations  . . . . . .      13,821          2,298          3,402(3)       2,070          17,451
                                    ------          -----         ------          -----         -------
                                   $14,204         $3,049         $3,406         $2,655         $18,004
                                    ======          =====          =====          =====          ======
   Year ended December 31,
    1993:

     Allowance for doubtful
      accounts . . . . . . . .     $   321         $  124         $   24(2)      $   86(1)      $   383

     Closure and long-term care
      obligations  . . . . . .       6,301          1,182          6,364(3)          26(4)       13,821
                                    ------         ------         ------         ------         -------

                                   $ 6,622         $1,306         $3,588         $  112         $14,204
                                    ======         ======         ======         ======         =======

   _______________

   (1)  Doubtful accounts written off.
   (2)  Assumed in acquisitions.
   (3)  Represents balances assumed in acquisitions.
   (4)  Costs incurred for closure and long-term care of closed landfills.
   (5) Includes $112 of allowances resolved in the disposition of a business unit.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

   Item 20.  Indemnification of Directors and Officers.

             Pursuant to the Wisconsin Business Corporation Law and the Company's Restated By-Laws, directors and officers of the Company are entitled to mandatory indemnification from the company against certain liabilities and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding; and (ii) in proceedings in which the director or officer is not successful in defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his duties to the Company and such breach or failure constituted: (a) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. The Wisconsin Business Corporation Law specifically states that it is the public policy of Wisconsin to require or permit indemnification, allowance of expenses and insurance in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, directors of the Company are not subject to personal liability to the Company, its shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

             Expenses for the defense of any action for which indemnification may be available are required to be advanced by the Company under certain circumstances.

             The Company also maintains director and officer liability insurance against certain claims and liabilities which may be made against the Company's former, current or future directors or officers.

             The indemnification provided by the Wisconsin Business Corporation Law and the Company's Restated By-Laws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

   Item 21.  Exhibits and Financial Statement Schedules

             (a) Exhibits. The exhibits filed herewith are as specified on the Exhibit Index included herein.

             (b) Financial Statement Schedule. The financial statement schedule filed herewith is as specified on the Financial Statement
   Schedule Index included herein.

   Item 22.  Undertakings

             (A) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed by the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

             (B)  The undersigned registration hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i)  To include any prospectus required by
             Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events
             arising after the effective date of the registration statement for the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

             (C) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (D) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

             (E) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective, except where the transaction in which the securities being offered pursuant to this registration statement would be exempt from registration (but for the possibility of integration) and which have an immaterial effect on the registrant.

             (F) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

             (G) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

             Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Allis, and State of Wisconsin, on this 20th day of June, 1996.

                                      SUPERIOR SERVICES, INC.



                                      By:  /s/  G. William Dietrich
                                           G. William Dietrich
                                           President and Chief Executive
                                           Officer


             Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below as of June 20, 1996 by the following persons in the capacities indicated. Each person whose signature appears below constitutes and appoints G. William Dietrich, George K. Farr and Peter J. Ruud, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and al amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


   /s/Joseph P. Tate        /s/G. William Dietrich   /s/George K. Farr
   Joseph P. Tate           G. William Dietrich      George K. Farr
   Chairman of the Board    President, Chief         Chief Financial Officer
    and Director              Executive Officer and    (Principal Financial
                              Director (Principal      and Accounting
                              Executive Officer)       Officer)


   /s/Gary G. Edler         /s/Walter G. Winding     /s/Francis J. Podvin
   Gary G. Edler            Walter G. Winding        Francis J. Podvin
   Vice President and       Director                 Director
    Director


   /s/Stephen G. Woodsum    /s/Donald Taylor
   Stephen G. Woodsum       Donald Taylor
   Director                 Director

                             SUPERIOR SERVICES, INC.

                                  EXHIBIT INDEX



                                                               Sequential
    Exhibit                                                       Page
     Number                 Exhibit Description                  Number
      2.0    Consolidation Agreement dated October 27, 1992,
             as amended (incorporated by reference to Exhibit
             2.0 to the Company's Form S-1 Registration
             Statement (Reg. No. 333-240) filed on January 11,
             1996)

      2.1 Agreement and Plan of Reorganization, dated as of November 18, 1993, among the Company, Emerald Park, Inc. and certain other parties (incorporated by reference to Exhibit 2.1 to the Company's Form S-1 Registration Statement (Reg. No. 333-240) filed on January 11, 1996)

      2.2    Stock Purchase Agreement, dated as of November
             18, 1993, between the Company and Creative
             Resource Ventures, Ltd. (incorporated by reference to Exhibit 2.2 to the Company's Form S-
             1 Registration Statement (Reg. No. 333-240) filed on January 11, 1996)

      2.3    Stock Purchase Agreement, dated as of July 18,
             1994 among the Company, Forest City Road
             Landfill, Inc. and certain other parties
             (incorporated by reference to Exhibit 2.3 to the Company's Form S-1 Registration Statement (Reg.
             No. 333-240) filed on January 11, 1996)

      3.0 Restated Articles of Incorporation (incorporated by reference to Exhibit 3.0 to the Company's Form
             S-1 Registration Statement (Reg. No. 333-240)
             filed on January 11, 1996)

      3.1    Restated By-Laws (incorporated by reference to
             Exhibit 3.1 to the Company's Form S-1
             Registration Statement (Reg. No. 333-240) filed on January 11, 1996)

      4.0 Revolving Credit Agreement, dated as of September 1, 1993 between the Company and The First National Bank of Boston, LaSalle National Bank and Bank One, Texas, National Association (incorporated by reference to Exhibit 4.0 to the Company's Form S-1 Registration Statement (Reg. No. 333-240) filed on January 11, 1996)

      4.1 First Amendment to Revolving Credit Agreement, dated as of June 24, 1994 between the Company and The First National Bank of boston, LaSalle national Bank and Bank One, Texas, National Association (incorporated by reference to Exhibit
             4.1 to the Company's Form S-1 Registration
             Statement (Reg. No. 333-240) filed on January 11,
             1996)

      4.2 Second Amendment to Revolving Credit Agreement, dated as of August 28, 1995, between the Company and the First National Bank of Boston, LaSalle National Bank and Bank One, Texas, National Association (incorporated by reference to Exhibit
             4.2 to the Company's Form S-1 Registration
             Statement (Reg. No. 333-240) filed on January 11,
             1996)

      4.3 Third Amendment to Revolving Credit Agreement, dated as of December 29, 1995, between the Company and the First National Bank of Boston, LaSalle National Bank and Bank One, Texas, National Association (incorporated by reference to Exhibit 4.3 to the Company's Form S-1 Registration Statement (Reg. No. 333-240) filed on January 11, 1996)

      4.4    Form of Certificate for Common Stock
             (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Company's Form S-1
             Registration Statement (Reg. No. 333-240) filed on February 6, 1996)

      5.0    Opinion of Foley & Lardner regarding validity of
             Common Stock issuable by the Company under this Registration Statement

      10.0 Preferred Stock Purchase Agreement, dated February 24, 1993, among the Company and Summit Ventures III, L.P., Summit Investors, II, L.P., Strongwood Partners and certain other parties, including May 1, 1995 letter agreement amendment thereto (incorporated by reference to Exhibit
             10.0 to the Company's Form S-1 Registration
             Statement (Reg. No. 333-240) filed on January 11,
             1996)

      10.1 Restated Stock Option Agreement, dated as of November 29, 1995 between George K. Farr and the Company (incorporated by reference to Exhibit
             10.1 to Amendment No. 1 to the Company's Form S-1 Registration Statement (Reg. No. 333-240) filed on February 6, 1996)

      10.2 Restated Stock Option Agreement, dated as of November 29, 1995 between G. William Dietrich and the Company (incorporated by reference to Exhibit
             10.2 to Amendment No. 1 to the Company's Form S-1 Registration Statements (Reg. No. 333-240) filed on February 6, 1996)

      10.3 Employment Agreement, dated as of September 1, 1993, and as amended August 15, 1995 between Peter J. Ruud and the Company (incorporated by reference to Exhibit 10.3 to the Company's Form S-1 Registration Statement (Reg. No. 333-240) filed on January 11, 1996)

      10.4 Noncompetition Agreement, dated February 14, 1995, between G. William Dietrich and the Company (incorporated by reference to Exhibit 10.4 to the Company's Form S-1 Registration Statement (Reg. No. 333-240) filed on January 11, 1996)

      10.5 Key Executive Employment and Severance Agreement, dated August 15, 1995, between G. William
             Dietrich and the Company (incorporated by reference to Exhibit 10.5 to the Company's Form
             S-1 Registration Statement (Reg. No. 333-240)
             filed on January 11, 1996)

      10.6 Key Executive Employment and Severance Agreement, dated August 15, 1995, between George K. Farr and the Company (incorporated by reference to Exhibit
             10.6 to the Company's Form S-1 Registration
             Statement (Reg. No. 333-240) filed on January 11,
             1996)

      10.7 Key Executive Employment and Severance Agreement, dated August 15, 1995, between Peter J. Ruud and the Company (incorporated by reference to Exhibit
             10.7 to the Company's Form S-1 Registration
             Statement (Reg. No. 333-240) filed on January 11,
             1996)

      10.8 1993 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.8 to the Company's Form
             S-1 Registration Statement (Reg. No. 333-240)
             filed on January 11, 1996)

      10.9 Form of Stock Option Agreement under 1993 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.9 to the Company's Form S-1 Registration Statement (Reg. No. 333-240) filed on January 11, 1996)

     10.10 1996 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company's Form
             S-1 Registration Statement (Reg. No. 333-240)
             filed on January 11, 1996)

     10.11 Form of Non-Qualified Stock Option Agreement under 1996 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company's Form S-1 Registration Statement (Reg. No. 333-240) filed on January 11, 1996)

     10.12 Form of Key Employee Non-Qualified Stock Option Agreement under 1996 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 to the Company's Form S-1 Registration Statement (Reg. No. 333-240) filed on January 11, 1996)

     10.13   Form of Key Employee Incentive Stock Option
             Agreement under 1996 Equity Incentive Plan
             (incorporated by reference to Exhibit 10.13 to the Company's Form S-1 Registration Statement
             (Reg. No. 333-240) filed on January 11, 1996)

     10.14 1995 Incentive Compensation Bonus Plan Criteria (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company's Form S-1 Registration Statement (Reg. No. 333-240) filed on February 6, 1996)

     10.15   Employment Agreement between the Company and G.
             William Dietrich dated January 1, 1996
             (incorporated by reference to Exhibit 10.14 to the Company's Form 10-Q (File No. 0-27508) for the quarter ended March 31, 1996)

     10.16   Employment Agreement between the Company and
             George K. Farr dated January 1, 1996
             (incorporated by reference to Exhibit 10.15 to the Company's Form 10-Q (File No. 0-27508) for the quarter ended March 31, 1996)

     10.17 Second Amendment to Employment Agreement between the Company and Peter J. Ruud dated January 1, 1996 (incorporated by reference to Exhibit 10.16 to the Company's Form 10-Q (File No. 0-27508) for the quarter ended March 31, 1996)

       11 Statement regarding computation of per share earnings

       21    List of subsidiaries

      23.1   Consent of Foley & Lardner (included in Exhibit
             5)

      23.2   Consent of Ernst & Young LLP

       24 Power of Attorney relating to subsequent amendments (included on the signature page of this Registration Statement).